SHININGBANK
Energy Ltd.

06017823

October 16, 2006

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

SUPPL

Ladies and Gentlemen:

Re: Rule 12g3-2(b) Submission – Commission File No. 82-34977

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, Shiningbank Energy Income Fund hereby furnishes to the Commission the following:

1. Business Acquisition Report dated October 4, 2006 re: acquisition of Find Energy Ltd.
2. Material Change Report dated October 5, 2006 re: acquisition of Rider Resources Ltd.
3. Material Document – Arrangement Agreement among Shiningbank Energy Income Fund, Shiningbank Energy Ltd. and Rider Resources Ltd. dated September 25, 2006

If you have any questions or concerns, please call me at 403-268-9519 or send an e-mail to mdesrosiers@shiningbank.com.

Very truly yours,

SHININGBANK ENERGY LTD.

Murray J. Desrosiers
Corporate Secretary & General Counsel

File No. 82-34977

FORM 51-102F4

BUSINESS ACQUISITION REPORT

ITEM 1. Identity of Reporting Issuer

1.1 Name and Address of Reporting Issuer

Shiningbank Energy Income Fund (the "**Fund**")
1400, 111 - 5th Avenue S.W.
Calgary, Alberta T2P 3Y6

1.2 Executive Officer

The name and telephone number of the executive officers of Shiningbank Energy Ltd. ("**Shiningbank**"), the administrator of the Fund, who are knowledgeable about the significant acquisition and this Report are David Fitzpatrick, President and Chief Executive Officer, and Bruce Gibson, Vice President, Finance and Chief Financial Officer, and their telephone number is (403) 268-7477.

ITEM 2. Details of Acquisition

2.1 Nature of Business Acquired

The Fund, Shiningbank and Find Energy Ltd. ("**Find**") entered into a pre-acquisition agreement dated July 13, 2006 (the "**Pre-Acquisition Agreement**"). Pursuant to the Pre-Acquisition Agreement, Shiningbank agreed to offer to acquire, by way of take-over bid, all of the issued and outstanding common shares of Find (the "**Offer**") in exchange for trust units of the Fund. On September 6, 2006, Shiningbank took up and paid for approximately 33,842,000 common shares of Find tendered to the Offer, representing 91% of the issued and outstanding common shares of Find, and extended the expiry date of the Offer to September 19, 2006 to allow the remaining shareholders of Find to tender their shares to the Offer. On September 19, 2006, Shiningbank took up and paid for approximately 1,276,000 common shares of Find tendered to the Offer. On September 20, 2006, Shiningbank acquired all of the remaining common shares of Find not deposited under the Offer by a compulsory acquisition pursuant to the procedures contained in the *Business Corporations Act* (Alberta). On September 30, 2006, Shiningbank amalgamated with Find and continued under the name Shiningbank Energy Ltd. Information in respect of the oil and natural gas assets of Find (the "**Find Assets**") is contained in Schedule "A" attached hereto.

Prior to the acquisition by Shiningbank, Find was a publicly-traded oil and gas company listed on the Toronto Stock Exchange.

2.2 Date of Acquisition

The date of the acquisition for accounting purposes was September 6, 2006.

2.3 Consideration

Pursuant to the Offer, shareholders of Find received 0.465 of a trust unit of the Fund for each common share of Find held. In aggregate, approximately 17,260,137 trust units of the Fund were issued pursuant to the Offer and the subsequent compulsory acquisition.

2.4 Effect on Financial Position

Shiningbank acquired an attractive suite of long-life, liquids-rich natural gas-focused properties in the West Pembina area of west-central Alberta, many of which are adjacent to or overlap with Shiningbank's existing properties. The majority of the properties are operated and are characterized by high working interests, low operating costs and high field netbacks. As at July 13, 2006, production from these properties was approximately 4,900 boe/d, approximately 77% of which was natural gas. The addition of the Find properties in the West Pembina and Whitecourt areas is a logical extension of Shiningbank's existing west-central Alberta natural gas-focused operations including the core areas of Ferrier/O'Chiese and Whitecourt. Significant undeveloped acreage in the West Pembina area will provide substantial additional low-risk development opportunities over the next several years, which Shiningbank expects to exploit to enhance production volumes and reserves.

Shiningbank's revolving credit facility with a syndicate of Canadian chartered banks was increased from $365 million to $480 million in connection with the completion of the acquisition of Find. In connection with the acquisition, Shiningbank also assumed approximately $61.9 million of Find's net debt.

The following table sets out certain operational information for Shiningbank (and its affiliates) and Find and certain pro forma combined operational information for Shiningbank (and its affiliates) and Find after giving effect to the acquisition of all of the issued and outstanding common shares of Find pursuant to the Offer, as at the dates indicated.

	Shiningbank (and its affiliates)	**Find**	**Pro Forma Combined**
Production (six months ended June 30, 2006)(1)			
Natural Gas Production (mmcf/d)	102.5	22.7	125.2
Crude Oil & NGLs Production (bbls/d)	5,017	976	5,993
Total Production (boe/d)	22,108	4,767	26,875
Reserves (mboe)(1)(2)(3)(4)			
Proved	52,490	11,384	63,874
Probable	29,068	3,629	32,697
Total	81,558	15,013	96,571
Undeveloped Land Holdings (as at September 1, 2006)(1)			
Gross Acres	781,155	166,765	947,920
Net Acres	422,659	135,181	557,840

Notes:

(1) Effective June 1, 2006, Find sold its Hazlet, Eyehill and Little Pine properties (all located in Saskatchewan). Production, reserves and undeveloped land attributable to such properties have been excluded from the information contained in the table.

(2) Reserves data for Shiningbank and its affiliates are as at December 31, 2005 and are based on the report dated January 28, 2006 (forecast prices and costs) prepared by Paddock Lindstrom & Associates Ltd. ("**Paddock**") that reports on certain reserves attributable to Shiningbank and Shiningbank Limited Partnership as at December 31, 2005. Reserves data for Find are as at March 31, 2006 and are based on the report of GLJ Petroleum Consultants Ltd. ("**GLJ**") dated February 22, 2006 that evaluates the crude oil, natural gas liquids and natural gas reserves of Find effective December 31, 2005, the report of GLJ dated May 2, 2006 that updates the report dated February 22, 2006 by deducting production for the three months ended March 31, 2006 and applying GLJ's estimate of future prices dated April 1, 2006 and the report of GLJ dated May 2,

2006 that evaluates the crude oil, natural gas liquids and natural gas reserves of Find discovered during the three months ended March 31, 2006 (forecast prices and costs).

(3) Reserves are reported on a "Company Interest" basis, which is working interest reserves before reduction for royalty obligations plus royalty interests.

(4) Boes may be misleading, particularly if used in isolation. A boe conversion ratio of six mcf to one bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

2.5 Prior Valuations

No valuation opinion required by securities legislation or a Canadian stock exchange or market to support the consideration payable by Shiningbank to acquire Find has been obtained within the past 12 months by Shiningbank.

2.6 Parties to Transaction

No "informed person", "associate" or "affiliate" of Shiningbank, as those terms are defined under applicable securities legislation, was a party to the transaction.

2.7 Date of Report

October 4, 2006.

ITEM 3. Financial Statements

The unaudited pro forma consolidated balance sheet of the Fund as at June 30, 2006 and the unaudited pro forma consolidated income statements for the year ended December 31, 2005 and the six months ended June 30, 2006 giving effect to the acquisition of all of the issued and outstanding common shares of Find are attached as Schedule "B" to this Report.

The audited comparative financial statements for Find for each of the years ended December 31, 2005 and 2004 are attached as Schedule "C" to this Report. The unaudited comparative financial statements for Find for the six months ended June 30, 2006 and 2005 are attached as Schedule "D" to this Report.

SCHEDULE A
INFORMATION CONCERNING THE FIND ASSETS

Principal Properties

The following is a description of Find's principal oil and natural gas properties as of December 31, 2005. The term "net", when used to describe Find's share of production, means the total of its working interest share before deducting royalties owned by others. Unless otherwise specified, gross and net acres and well count information are as at December 31, 2005.

Pembina West, Alberta

The Pembina West property is located approximately 30 kilometres southwest of the town of Drayton Valley. Find's working interest varies from 25% to 100% in 58 sections of land in which Find is the operator. The main producing horizons at Pembina West are the Nordegg, Rock Creek, Ellerslie, Ostracod and Notikewan members of the Mannville group, and the Viking, Cardium and Second White Specs members of the Colorado Group.

During the third quarter of 2005, Find was notified that its application before the Alberta Energy and Utilities Board to permit two gas wells per section in the lower Mannville and Jurassic (Rock Creek) formations in the Pembina West area was approved. This approval is significant because it recognizes the need and opportunity to drill additional wells between known natural gas producers to effectively drain these reservoirs.

On December 29, 2005, the 85% owned, 30 mmcf per day (25.5 mmcf/d net), Blue Rapids natural gas processing plant in the Pembina West area was commissioned.

In 2005, Find operated the drilling of 39 (28.5 net) wells in the Pembina West area resulting in 36 (26.7 net) gas wells and three (1.8 net) oil wells.

For the year ended December 31, 2005, the Pembina West area produced an average of 1,268 boe/d. As of December 31, 2005, Find owned an 89% working interest in 16,160 net acres of undeveloped land at Pembina West.

Aerial, Alberta

Aerial is located approximately 10 kilometres northeast of the town of Drumheller, Alberta. Producing horizons include the Belly River, Viking, Glauconitic, Ostracod and Ellerslie formations. Find has an average working interest of 82% in 35 producing wells in the Aerial area. Find owns and operates an extensive gathering system and gas facility which re-injects gas to maintain pressure in the Aerial Mannville "A" Pool. Find's oil production is processed at a central oil processing facility owned and operated by Find.

In 2005, Find operated the drilling of six (4.6 net) wells, all resulting in gas wells.

For the year ended December 31, 2005, the Aerial property produced an average of 415 boe/d. As of December 31, 2005, Find owned a 100% working interest in 160 net acres of undeveloped land.

Kaybob South, Alberta

Find holds a 31% to 80% working interest in the Kaybob South property located 30 kilometres south of the town of Fox Creek. The main producing horizons of Kaybob South are the Notikewin, Gething and Cadomin members of the Mannville group. All of Find's production in the Kaybob South area is produced via Central Alberta Midstream's Kaybob South K3 gas plant where Find pays a third party custom processing fee.

For the year ended December 31, 2005, the Kaybob South property produced an average of 216 boe/d. As of December 31, 2005 Find owned an interest in 1,600 net acres of undeveloped land.

Neutral Hills, Alberta

The Neutral Hills property is situated in the center of the Provost field of eastern Alberta. Find's oil production at Neutral Hills is primarily from two Dina oil pools all of which are pipelined to a central oil processing facility operated by Find. Find's gas production at Neutral Hills is tied into a third party gas gathering system in which Find pays a third party for custom processing. For the year ended December 31, 2005, the Neutral Hills property produced an average of 206 boe/d.

Bigstone, Alberta

The Bigstone property is located approximately 25 kilometres southwest of the town of Fox Creek. Find's working interest varies from 27% to 100% in 14 sections of land in which Find is the operator. The main producing horizons at Bigstone are the Notikewin and Gething members of the Mannville group and the Dunvegan formation. All of Find's production in the Bigstone area is produced via the Bigstone West gas plant where Find pays a third party custom processing fee.

In 2005, Find operated the drilling of three (1.2 net) wells in the Bigstone area resulting in one (0.2 net) gas well and two (1.0 net) dry and abandoned wells.

For the year ended December 31, 2005, the Bigstone property produced an average of 138 boe/d. As of December 31, 2005, Find owned a 79% working interest in 4,078 net acres of undeveloped land at Bigstone.

Disclosure of Reserves Data

Find engaged GLJ Petroleum Consultants Ltd. ("**GLJ**") to prepare an evaluation of its crude oil, natural gas liquids and natural gas reserves effective December 31, 2005 using both constant and forecast prices and costs (the "**GLJ 2005-12 Report**"). The GLJ 2005-12 Report was dated February 22, 2006.

Subsequent to the issuance of the GLJ 2005-12 Report, Find engaged GLJ to prepare (i) a mechanical update of the GLJ 2005-12 Report by deducting production for the three month period ended March 31, 2006 and applying GLJ's estimate of future prices dated April 1, 2006 and (ii) an evaluation of the crude oil, natural gas liquids and natural gas reserves discovered during the three month period ended March 31, 2006 (collectively, the "**GLJ 2006-03 Report**").

The reserves data set forth below (the "**Reserves Data**") is based upon the GLJ 2006-03 Report and excludes reserves attributable to Find's Hazlet, Eyehill and Little Pine properties in Saskatchewan which were sold effective June 1, 2006.

The Reserves Data summarizes Find's crude oil, natural gas liquids and natural gas reserves and the net present values of future net revenue of these reserves using forecast prices and costs only. Find engaged GLJ to provide an evaluation of proved and proved plus probable reserves and no attempt was made to evaluate possible reserves.

It should not be assumed that the estimates of future net revenues presented in the tables below represent the fair market value of the reserves. There is no assurance that the forecast prices and costs assumptions will be attained and variances could be material. The recovery and reserve estimates of crude oil, natural gas liquids and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual crude oil, natural gas liquids and natural gas reserves may be greater than or less than the estimates provided herein.

Reserves Data (Forecast Prices and Costs)

SUMMARY OF OIL AND GAS RESERVES
AND NET PRESENT VALUES OF FUTURE NET REVENUE
as of March 31, 2006
FORECAST PRICES AND COSTS

	Reserves											
	Light And Medium Oil			Heavy Oil			Natural Gas			Natural Gas Liquids		
Reserves Category	Company Interest (mbbl)	Gross (mbbl)	Net (mbbl)	Company Interest (mbbl)	Gross (mbbl)	Net (mbbl)	Company Interest (mmcf)	Gross (mmcf)	Net (mmcf)	Company Interest (mbbl)	Gross (mbbl)	Net (mbbl)
Proved												
Developed Producing	528	528	504	8	8	6	31,889	31,811	24,796	1,288	1,287	876
Developed Non-Producing	69	69	66	15	15	12	19,637	19,608	15,215	776	775	526
Undeveloped	80	80	78	-	-	-	167	167	122	5	5	3
Total Proved	677	677	648	23	23	18	51,693	51,586	40,133	2,069	2,067	1,405
Probable	315	315	302	10	10	7	16,104	16,082	12,893	620	620	422
Total Proved Plus Probable	992	992	950	33	33	25	67,797	67,668	53,026	2,689	2,687	1,827

	Net Present Values of Future Net Revenue				
	Before Income Taxes Discounted At (%/Year)				
Reserves Category	0 ($thousands)	5 ($thousands)	10 ($thousands)	15 ($thousands)	20 ($thousands)
Proved					
Developed Producing	261,778	202,847	170,210	148,706	133,162
Developed Non-Producing	131,440	105,130	89,027	77,886	69,615
Undeveloped	2,262	1,593	1,131	798	550
Total Proved	395,480	309,571	260,368	227,390	203,327
Probable	131,874	74,738	50,876	38,308	30,662
Total Proved Plus Probable	527,354	384,309	311,244	265,698	233,990

Pricing Assumptions

The following table sets forth the benchmark reference prices, as at April 1, 2006, reflected in the Reserves Data. These price assumptions were provided to Find by GLJ, and were GLJ's then current forecasts at the date of the GLJ 2006-03 Report.

SUMMARY OF PRICING AND INFLATION RATE ASSUMPTIONS
as of April 1, 2006
FORECAST PRICES AND COSTS

	Oil[1]					Edmonton Liquids Prices[1]				
Year	WTI Cushing Oklahoma ($US/Bbl)	Edmonton Par Price 40° API ($Cdn/Bbl)	Hardisty Heavy 12° API ($Cdn/Bbl)	Cromer Medium 29.3° API ($Cdn/Bbl)	Natural Gas[1] AECO Gas Price ($Cdn/Mmbtu)	Condensate ($Cdn/bbl)	Butane ($Cdn/bbl)	Propane ($Cdn/bbl)	Inflation Rates[2] %/Year	Exchange Rate[3] ($Us/$Cdn)
Forecast										
2006 (Q2-Q4)	65.00	75.75	39.50	64.00	7.65	77.25	56.00	48.50	-	0.85
2007	60.00	70.00	37.75	60.50	9.45	71.50	51.75	44.75	2.0	0.85
2008	55.00	64.00	35.25	55.25	8.60	65.25	47.25	41.00	2.0	0.85
2009	50.00	58.00	33.25	50.25	8.05	59.25	43.00	37.00	2.0	0.85
2010	48.75	56.75	33.50	49.00	7.45	58.00	42.00	36.25	2.0	0.85
2011	49.75	57.75	36.75	50.00	7.00	59.00	42.75	37.00	2.0	0.85
2012	50.75	59.00	37.75	51.00	7.15	60.25	43.75	37.75	2.0	0.85
2013	51.75	60.25	38.50	52.00	7.30	61.50	44.50	38.50	2.0	0.85
2014	52.75	61.25	39.00	53.00	7.45	62.50	45.25	39.25	2.0	0.85
2015	53.75	62.50	40.00	54.00	7.65	63.75	46.25	40.00	2.0	0.85
2016	55.00	64.00	40.75	55.25	7.80	65.25	47.25	41.00	2.0	0.85
Thereafter	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	2.0	0.85

Notes:

(1) This summary table identifies benchmark reference pricing schedules that might apply to a reporting issuer.

(2) Inflation rates for forecasting prices and costs.

(3) Exchange rates used to generate the benchmark reference prices in this table.

Other Oil and Gas Information

Properties with no Attributable Reserves

The following table sets out Find's developed and undeveloped land holdings as at September 1, 2006.

	Developed Acres		Undeveloped Acres		Total Acres	
	Gross	Net	Gross	Net	Gross	Net
Alberta	91,746	47,014	160,885	132,509	252,631	179,523
British Columbia	704	251	5,880	2,672	6,584	2,923
Total	92,450	47,265	166,765	135,181	259,215	182,446

Rights to explore, develop and exploit approximately 9,209 net acres of undeveloped land holdings will expire by December 31, 2006.

Definitions and Other Notes

1. Columns may not add due to rounding.

2. The crude oil, natural gas liquids and natural gas reserve estimates presented in the GLJ 2006-03 Report are based on the definitions and guidelines contained in the COGE Handbook. A summary of those definitions are set forth below.

   "COGE Handbook" means the Canadian Oil and Gas Evaluation Handbook prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum;

   "Company Interest" means, in relation to Find's interest in production and reserves, Find's interest (operating and non-operating) share before deduction of royalties and including any royalty interest of Find;

"**Development costs**" means costs incurred to obtain access to reserves and to provide facilities for extracting, treating, gathering and storing the oil and gas from reserves. More specifically, development costs, including applicable operating costs of support equipment and facilities and other costs of development activities, are costs incurred to:

(a) gain access to and prepare well locations for drilling, including surveying well locations for the purpose of determining specific development drilling sites, clearing ground, draining, road building, and relocating public roads, gas lines and power lines, pumping equipment and wellhead assembly;

(b) drill and equip development wells, development type stratigraphic test wells and service wells, including the costs of platforms and of well equipment such as casing, tubing, pumping equipment and wellhead assembly;

(c) acquire, construct and install production facilities such as flow lines, separators, treaters, heaters, manifolds, measuring devices and production storage tanks, natural gas cycling and processing plants, and central utility and waste disposal systems; and

(d) provide improved recovery systems.

"**Exploration costs**" means costs incurred in identifying areas that may warrant examination and in examining specific areas that are considered to have prospects that may contain oil and gas reserves, including costs of drilling exploratory wells and exploratory type stratigraphic test wells. Exploration costs may be incurred both before acquiring the related property and after acquiring the property. Exploration costs, which include applicable operating costs of support equipment and facilities and other costs of exploration activities, are:

(a) costs of topographical, geochemical, geological and geophysical studies, rights of access to properties to conduct those studies, and salaries and other expenses of geologists, geophysical crews and others conducting those studies;

(b) costs of carrying and retaining unproved properties, such as delay rentals, taxes (other than income and capital taxes) on properties, legal costs for title defence, and the maintenance of land and lease records;

(c) dry hole contributions and bottom hole contributions;

(d) costs of drilling and equipping exploratory wells; and

(e) costs of drilling exploratory type stratigraphic test wells.

"**Gross**" means:

(a) in relation to Find's interest in production and reserves, its "Corporation gross reserves", which are Find's interest (operating and non-operating) share before deduction of royalties and without including any royalty interest of Find;

(b) in relation to wells, the total number of wells in which Find has an interest; and

(c) in relation to properties, the total area of properties in which Find has an interest.

"**Net**" means:

(a) in relation to Find's interest in production and reserves, Find's interest (operating and non-operating) share after deduction of royalties obligations, plus Find's royalty interest in production or reserves.

(b) in relation to wells, the number of wells obtained by aggregating Find's working interest in each of its gross wells; and

(c) in relation to Find's interest in a property, the total area in which Find has an interest multiplied by the working interest owned by Find.

Reserve Categories

Reserves are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on

- analysis of drilling, geological, geophysical and engineering data;
- the use of established technology; and
- specified economic conditions.

Reserves are classified according to the degree of certainty associated with the estimates.

(a) **Proved reserves** are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

(b) **Probable reserves** are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

Other criteria that must also be met for the categorization of reserves are provided in the COGE Handbook.

Each of the reserve categories (proved and probable) may be divided into developed and undeveloped categories:

(c) **Developed reserves** are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (for example, when compared to the cost of drilling a well) to put the reserves on production. The developed category may be subdivided into producing and non-producing.

(i) **Developed producing reserves** are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainly.

(ii) **Developed non-producing reserves** are those reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of production is unknown.

(d) **Undeveloped reserves** are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable) to which they are assigned.

Levels of Certainty for Reported Reserves

The qualitative certainty levels referred to in the definitions above are applicable to individual reserve entities (which refers to the lowest level at which reserves calculations are performed) and to reported reserves (which refers to the highest level sum of individual entity estimates for which reserves are presented). Reported reserves should target the following levels of certainty under a specific set of economic conditions:

(a) at least a 90 percent probability that the quantities actually recovered will equal or exceed the estimated proved reserves; and

(b) at least a 50 percent probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable reserves.

Additional clarification of certainty levels associated with reserves estimates and the effect of aggregation is provided in the COGE Handbook.

SCHEDULE B

Pro forma Financial Statements of Shiningbank Energy Income Fund for the Year Ended December 31, 2005 and the Six Months Ended June 30, 2006

KPMG LLP
Chartered Accountants
2700-205 5 Avenue SW
Calgary AB T2P 4B9

Telephone (403) 691-8000
Fax (403) 691-8008
Internet www.kpmg.ca

COMPILATION REPORT ON PRO FORMA FINANCIAL STATEMENTS

The Board of Directors of Shiningbank Energy Ltd. on behalf of Shiningbank Energy Income Fund

We have read the accompanying unaudited pro forma balance sheet of Shiningbank Energy Income Fund (the "Fund") as at June 30, 2006 and unaudited pro forma statements of earnings for the six months then ended and for the year ended December 31, 2005, and have performed the following procedures:

1. Compared the figures in the columns captioned "Shiningbank" to the unaudited financial statements of the Fund as at June 30, 2006 and for the six months then ended, and the audited financial statements of the Fund for the year ended December 31, 2005, respectively, and found them to be in agreement.

2. Compared the figures in the columns captioned "Find" to the unaudited financial statements of Find Energy Ltd. as at June 30, 2006 and for the six months then ended, and the audited financial statements of Find Energy Ltd. for the year ended December 31, 2005, respectively, and found them to be in agreement.

3. Compared the figures in the column captioned "Blizzard" to the unaudited constructed statement of earnings of Blizzard Energy Inc. for the period January 1, 2005 to August 1, 2005 and found them to be in agreement.

4. Made enquiries of certain officials of the Fund who have responsibility for financial and accounting matters about:

   (a) The basis for determination of the pro forma adjustments; and

   (b) Whether the pro forma consolidated financial statements comply as to form in all material respects with the regulatory requirements of the various Securities Commissions and similar regulatory authorities in Canada.

   The officials:

   (a) described to us the basis for determination of the pro forma adjustments, and

   (b) stated that the pro forma consolidated financial statements comply as to form in all material respects with the regulatory requirements of the various Securities Commissions and similar regulatory authorities in Canada.

5. Read the notes to the pro forma financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

6. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "Shiningbank" and "Find" as at June 30, 2006 and for the six months then ended, and "Shiningbank" and "Find" and "Blizzard" for the year ended December 31, 2005, and found the amounts in the column captioned "Pro Forma " to be arithmetically correct.

A pro forma financial statement is based on management's assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

Signed "KPMG LLP"

Chartered Accountants
Calgary, Canada
October 4, 2006

SHININGBANK ENERGY INCOME FUND

Pro Forma Consolidated Balance Sheet
As at June 30, 2006

(unaudited) ($ thousands)	Shiningbank	Find	Adjustments (note 2)		Pro Forma
ASSETS					
Current assets					
Accounts receivable	$ 59,833	$ 15,563	$ -		$ 75,396
Prepaid expenses	6,540	644	-		7,184
	66,373	16,207	-		82,580
Petroleum and natural gas properties and equipment	1,031,452	200,309	228,056	(b)	1,459,817
Other assets	491	479	-		970
Goodwill	51,124	-	76,531	(b)	127,655
	$ 1,149,440	$ 216,995	$ 304,587		$ 1,671,022
LIABILITIES AND UNITHOLDERS' EQUITY					
Current liabilities					
Accounts payable and accrued liabilities	$ 56,536	$ 19,091	$ (11,269)	(b)	$ 65,608
			1,250	(b)	-
Income taxes payable	-	59	-		59
Bank Indebtedness	-	70,710	(70,710)	(b)	-
Trust Unit distributions payable	32,849	-	-		32,849
	89,385	89,860	(80,729)		98,516
Long term debt	279,343	-	70,710	(b)	350,053
Future income taxes	66,077	19,914	69,886	(b)	155,877
Asset retirement obligation	27,002	4,840	-	(b)	31,842
Unitholders' equity					
Trust Units	1,002,301	-	347,101	(b)	1,349,402
Share capital	-	81,576	(81,576)	(b)	-
Exchangeable shares	4,496	-	-		4,496
Contributed surplus	4,864	3,102	(3,102)	(b)	4,864
Deficit	(324,028)	17,703	(17,703)	(b)	(324,028)
	687,633	102,381	244,720		1,034,734
	$ 1,149,440	$ 216,995	$ 304,587		$ 1,671,022

See accompanying notes to the pro forma consolidated financial statements

SHININGBANK ENERGY INCOME FUND

Pro Forma Consolidated Statement of Earnings
For the six months ended June 30, 2006

(unaudited) ($ thousands, except per Trust Unit amounts)	Shiningbank	Find	Adjustments (note 2)		Pro forma
Revenues					
Oil and natural gas sales	$ 199,054	$ 42,775	$ 646	(k)	$ 242,475
Royalties	36,435	10,187	-		46,622
	162,619	32,588	646		195,853
Expenses					
Transportation	2,832	-	646	(k)	3,478
Operating	33,198	5,349	-		38,547
General and administrative	4,869	247	353	(h)	5,469
Interest on debt	5,939	1,048	-		6,987
Depletion, depreciation and accretion	83,292	12,632	20,486	(e)	116,410
Trust Unit incentive compensation	1,916	1,297	-		3,213
Internalization of management contract	248	-	-		248
	132,294	20,573	21,485		174,352
Earnings before taxes	30,325	12,015	(20,839)		21,501
Capital and large corporation taxes	(21)	(65)	-		(86)
Future income tax (recovery)	(17,752)	3,430	(6,095)	(g)	(20,417)
Net earnings (loss)	$ 48,098	$ 8,650	$ (14,744)		$ 42,004
Net earnings per Trust Unit					
Basic	$ 0.70				$ 0.49
Diluted	$ 0.70				$ 0.49

See accompanying notes to the pro forma consolidated financial statements

SHININGBANK ENERGY INCOME FUND

Pro Forma Consolidated Statement of Earnings
Year ended December 31, 2005

(unaudited) ($ thousands, except per Trust Unit amounts)	Shiningbank	Blizzard (Note 2 (a))	Find	Adjustments (note 2)		Pro forma
Revenues						
Oil and natural gas sales	$ 419,663	$ 38,073	$ 63,463	$ 818	(k)	$ 522,017
Royalties	88,078	5,862	15,159	-		109,099
Other income	-	11	33	-		44
	331,585	32,222	48,337	818		412,962
Expenses						
Transportation	5,304	762	-	818	(k)	6,884
Operating	53,045	3,355	9,202	-		65,602
General and administrative	10,244	6,121	952	(5,173)	(h)	12,144
Interest on debt	8,423	894	418	(1,114)	(d)(j)	8,621
Depletion, depreciation and accretion	142,370	12,468	16,396	44,481	(e)	215,715
Trust Unit incentive compensation	2,506	480	973	-		3,959
Internalization of management contract	1,309	-	-	-		1,309
	223,201	24,080	27,941	39,012		314,234
Earnings before taxes	108,384	8,142	20,396	(38,194)		98,728
Capital and large corporation taxes	885	176	548	745	(f)	2,354
Future income tax (recovery)	(6,737)	2,922	7,885	(13,775)	(g)	(9,705)
Net earnings (loss)	$ 114,236	$ 5,044	$ 11,963	$ (25,164)		$ 106,079
Net earnings per Trust Unit						
Basic	$ 1.91					$ 1.38
Diluted	$ 1.88					$ 1.36

See accompanying notes to the pro forma consolidated financial statements

SHININGBANK ENERGY INCOME FUND
Notes to the Pro forma Consolidated Financial Statements

As at June 30, 2006 and December 31, 2005
(Unaudited)
($ thousands, except per Trust Unit amounts)

1. **Basis of presentation:**

The accompanying unaudited pro forma consolidated financial statements (the "Pro Forma Statements") of Shiningbank Energy Income Fund (the "Fund") have been prepared by the management of Shiningbank Energy Ltd. ("Shiningbank"), the administrator of the Fund, in accordance with accounting principles generally accepted in Canada.

The unaudited pro forma consolidated balance sheet as at June 30, 2006 and the unaudited pro forma consolidated statement of earnings for the six months ended June 30, 2006 have been prepared from the unaudited consolidated balance sheets and statements of earnings of the Fund and Find Energy Ltd. ("Find").

The unaudited pro forma statement of earnings for the year ended December 31, 2005 has been prepared from the audited consolidated statements of earnings for the Fund and the audited consolidated statements of operations for Find for the year ended December 31, 2005 and the unaudited consolidated statement of earnings of Blizzard Energy Inc. ("Blizzard") for the six months ended June 30, 2005.

The Pro Forma Statements have been prepared from information derived from and should be read in conjunction with the published audited consolidated financial statements of the Fund for the year ended December 31, 2005 and published unaudited financial statements of the Fund for the six months ended June 30, 2006.

In the opinion of management, these Pro Forma Statements include all material adjustments necessary for a fair presentation in accordance with Canadian generally accepted accounting principles. The pro forma consolidated balance sheet gives effect to the transactions in notes 2(b) to 2(k) as if they occurred on the balance sheet date while the pro forma consolidated statement of earnings gives effect to those transactions in notes 2(a) to 2(k) as if they had occurred at the beginning of the periods to which these statements relate.

The Pro Forma Statements are not necessarily indicative either of the results that actually would have occurred if the events reflected herein had taken place on the dates indicated or of the results which may be obtained in the future, including operational and administrative efficiencies which would be expected to occur as a result of combining the Fund and Find.

2. **Pro forma assumptions and adjustments:**

The accounting policies used in preparing the Pro Forma Statements are in accordance with those disclosed in the consolidated financial statements of the Fund for the year ended December 31, 2005.

The Pro Forma Statements give effect to the following transactions and adjustments:

(a) The acquisition of Blizzard on August 2, 2005, which was accounted for using the purchase method of accounting. The acquisition cost was $225,417 after closing adjustments. The results of operations of Blizzard are recorded in the historical consolidated financial statements of the Fund commencing August 2, 2005. Prior to the closing of the Blizzard acquisition certain producing assets and undeveloped lands were transferred to Zenas Energy Corp. The unaudited pro forma

consolidated statement of earnings for the year ended December 31, 2005 has been adjusted to include the effect of this acquisition from the period from January 1, 2005 to August 1, 2005 as detailed in the following statement of earnings:

	Blizzard Six Months Ended June 30, 2005	Blizzard Period from July 1 to August 1, 2005	Zenas Energy Corp	Blizzard
Revenues				
Oil and natural gas sales	$ 35,936	$ 7,241	$ (5,104)	$ 38,073
Royalties	5,586	1,277	(1,001)	5,862
Other income	11	-	-	11
	30,361	5,964	(4,103)	32,222
Expenses				
Transportation	762	-	-	762
Operating	3,414	1,011	(1,070)	3,355
General and administrative	1,291	4,830	-	6,121
Interest on debt	776	118	-	894
Depletion, depreciation and accretion	10,292	2,176	-	12,468
Trust Unit incentive compensation	412	68	-	480
	16,947	8,203	(1,070)	24,080
Earnings before taxes	13,414	(2,239)	(3,033)	8,142
Capital and large corporation taxes	-	176	-	176
Current taxes	139	(139)	-	-
Future income tax (recovery)	3,339	(417)	-	2,922
Net earnings (loss)	$ 9,936	$ (1,859)	$ (3,033)	$ 5,044

(b) The acquisition of Find was accounted for using the purchase method of accounting. The following table shows the allocation of the purchase price to the net assets of Find. The following is a preliminary calculation which is subject to change with regards to closing adjustments and other items.

Fair Value of Shiningbank Trust Units issued	$	347,101
Related fees and expenses		1,250
Cost of acquisition	$	348,351
Debt and Working capital deficiency	$	(61,905)
Future income taxes		(89,800)
Asset retirement obligation		(4,840)
Goodwill		76,531
Petroleum and natural gas properties and equipment		428,365
Total consideration	$	348,351

Upon acquisition, Find's short-term credit facility will be repaid using Shiningbank's long-term credit facility.

(c) Completion of the acquisition whereby all issued and outstanding Find common shares are acquired by Shiningbank on the basis of 0.465 of a Trust Unit for each Find common share resulting in 17,260,137 Trust Units being issued.

(d) Interest is calculated at Shiningbank's average cost of borrowing on incremental bank indebtedness arising from the acquisition.

(e) The provisions for depreciation, depletion and accretion are adjusted as a result of the increase in property, plant and equipment carrying costs recorded under the purchase method of accounting.

(f) Large corporation tax has been adjusted to reflect the impact of the change in debt, trust units, asset retirement obligation, and future income taxes.

(g) The future income tax liability and provision for income taxes have been adjusted to incorporate all pro forma adjustments.

(h) General and administrative expenses have been adjusted to reflect the Fund's estimate of incremental costs related to the acquisition. In addition, a total of $5.3 million of general and administrative expenses was removed from the unaudited pro forma statement of earnings for the year ended December 31, 2005, representing transactions fees and expenses of the Blizzard acquisition. These charges were expensed by Blizzard in the period prior to the acquisition.

(i) The earnings per Trust Unit amounts were calculated using the weighted average number of Shiningbank Trust Units outstanding during the six months ended June 30, 2006 and the year ended December 31, 2005 had the equity issue noted in (c) occurred on January 1, 2006 and January 1, 2005, respectively. The basic weighted average number of Trust Units after giving effect to the issuance of equity was 85,899,795 (diluted – 86,418,725) for the six months ended June 30, 2006. The basic weighted average number of Trust Units after giving effect to the issuance of equity was 76,971,463 (diluted – 77,937,153) for the year ended December 31, 2005.

(j) On September 28, 2005, the Fund issued 4,100,000 Trust units for net proceeds of $94,952,750, after deducting estimated underwriters fees and expenses of the issue of $5,292,250. The effect of this issuance on interest expense has been reflected in the pro forma statement of earnings for the year ended December 31, 2005 as if it had occurred on January 1, 2005.

(k) Oil and natural gas sales have been adjusted to reclassify transportation costs.

SCHEDULE C

Audited Comparative Financial Statements of Find Energy Ltd. for each of the Years Ended December 31, 2005 and 2004

Collins Barrow
Chartered Accountants & Consultants

Collins Barrow Calgary LLP
1400 First Alberta Place
777 – 8th Avenue S.W.
Calgary, Alberta, Canada
T2P 3R5

T. (403) 298-1500
F. (403) 298-5814
e-mail: calgary@collinsbarrow.com

Auditors' Report

To the Shareholders
Find Energy Ltd.

We have audited the consolidated balance sheets of Find Energy Ltd. as at December 31, 2005 and December 31, 2004 and the consolidated statements of operations and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

(signed) "Collins Barrow Calgary LLP"

CHARTERED ACCOUNTANTS

Calgary, Alberta
March 3, 2006

CONSOLIDATED BALANCE SHEETS

December 31, 2005 and December 31, 2004

$	2005	2004
Assets		
CURRENT		
Cash and cash equivalents	**10,630**	200
Accounts receivable	**16,662,073**	11,528,233
Note receivable (Note 3)	**–**	2,212,500
Prepaid expenses	**279,892**	196,374
Foreign exchange contracts (Note 11(a))	**–**	372,060
	16,952,595	14,309,367
Deposits and other (Note 4)	**350,103**	230,761
Property and equipment (Note 5)	**154,562,049**	101,514,146
	171,864,747	116,054,274
Liabilities		
CURRENT		
Accounts payable and accrued liabilities	**35,128,189**	22,785,505
Income taxes payable	**89,118**	26,400
Bank indebtedness (Note 7)	**25,291,229**	9,153,618
	60,508,536	31,965,523
Asset retirement obligations (Note 6)	**4,132,695**	3,263,675
Future income taxes (Note 8)	**13,915,160**	5,958,016
Shareholders' Equity		
Share capital (Note 9)	**79,167,670**	72,076,343
Contributed surplus	**2,793,172**	1,343,471
Retained earnings	**11,347,514**	1,447,246
	93,308,356	74,867,060
	171,864,747	116,054,274

Commitments and contingencies (Note 11)

The accompanying notes are an integral part of these financial statements.

Approved by the Board

(signed)
Robert Cook
Director

(signed)
Richard A.N. Bonnycastle
Director

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

$	Three Months Ended December 31 2005 (unaudited)	Three Months Ended December 31 2004 (unaudited)	Year Ended December 31 2005	Year Ended December 31 2004
REVENUE				
Petroleum and natural gas sales	**19,947,595**	9,354,625	**63,462,949**	34,680,900
Royalties	**4,971,515**	2,238,455	**15,158,623**	7,772,002
	14,976,080	7,116,170	**48,304,326**	26,908,898
Interest and other	**506**	5,075	**100,506**	102,459
Realized gain/(loss) on financial instruments (Note 11(a))	**–**	321,457	**(67,685)**	349,357
Unrealized gain on financial instruments	**–**	372,060	**–**	372,060
	14,976,586	7,814,762	**48,337,147**	27,732,774
EXPENSES				
Operating	**2,444,332**	2,210,985	**9,201,651**	8,367,832
General and administrative	**163,879**	197,564	**952,040**	1,676,083
Interest	**64,661**	102,613	**418,311**	641,953
Depletion, depreciation and accretion	**4,229,376**	3,425,819	**16,395,965**	11,254,030
Stock-based compensation (Note 9(f))	**267,667**	240,545	**973,576**	752,935
	7,169,915	6,177,526	**27,941,543**	22,692,833
Income before taxes	**7,806,671**	1,637,236	**20,395,604**	5,039,941
Provision for taxes (Note 8)				
Capital	**141,292**	103,191	548,097	576,416
Future	**2,929,560**	574,408	**7,884,978**	1,558,744
	3,070,852	677,599	**8,433,075**	2,135,160
Income for the period	**4,735,819**	959,637	**11,962,529**	2,904,781
Retained earnings/(deficit), beginning of the period	**6,611,695**	487,609	**1,447,246**	(1,457,535)
Excess of cost of shares acquired over stated value (Note 9(d))	**–**	–	**(2,062,261)**	–
Retained earnings, end of period	**11,347,514**	1,447,246	**11,347,514**	1,447,246
Income per share				
Basic	**0.14**	0.03	**0.36**	0.10
Diluted	**0.13**	0.03	**0.34**	0.10
Weighted average number of shares – basic (Note 10)	**33,909,504**	31,714,740	**33,627,479**	28,530,685
Total number of shares outstanding, end of period (Note 9(b))	**34,026,283**	33,542,110	**34,026,283**	33,542,110

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOW

$	Three Months Ended December 31 2005 (unaudited)	Three Months Ended December 31 2004 (unaudited)	Year Ended December 31 2005	Year Ended December 31 2004
Cash flows related to the following activities:				
OPERATING				
Income for the period	**4,735,819**	959,637	**11,962,529**	2,904,781
Adjustments for:				
Unrealized gain on financial instruments (Note 11(a))	**–**	(372,060)	**372,060**	(372,060)
Depletion, depreciation and accretion	**4,229,376**	3,425,819	**16,395,965**	11,254,030
Stock-based compensation	**267,667**	240,545	**973,576**	752,935
Future income taxes	**2,929,560**	574,408	**7,884,978**	1,558,744
	12,162,422	4,828,349	**37,589,108**	16,098,430
Changes in non-cash working capital	**(1,450,006)**	(176,123)	**(127,779)**	(1,236,002)
	10,712,416	4,652,226	**37,461,329**	14,862,428
FINANCING				
Issue of shares, net of share issue costs	**(3,050)**	15,132,073	**7,259,236**	26,377,551
Bank indebtedness	**24,022,935**	(7,877,178)	**16,137,611**	(5,450,260)
Redemption of share capital – normal course issuer bid (Note 9(d))	**–**	–	**(3,591,226)**	–
Changes in non-cash working capital	**–**	–	**(178,665)**	–
	24,019,885	7,254,895	**19,626,956**	20,927,291
INVESTING				
Property and equipment	**(41,184,661)**	(18,853,074)	**(95,173,168)**	(43,623,885)
Other deposits	**(2,792)**	–	**(119,342)**	(6,850)
Proceeds on sale of properties	**–**	–	**28,507,666**	–
Changes in non-cash working capital	**6,465,582**	6,945,953	**9,706,989**	7,817,838
	(34,721,871)	(11,907,121)	**(57,077,855)**	(35,812,897)
Net increase/(decrease) in cash and cash equivalents	**10,430**	–	**10,430**	(23,178)
Cash and cash equivalents, beginning of period	**200**	200	**200**	23,378
Cash and cash equivalents, end of period	**10,630**	200	**10,630**	200
Taxes paid during the period	**108,400**	586,479	**578,718**	1,023,783
Interest paid during the period	**53,042**	30,293	**361,001**	527,939
The following non-cash transaction has been excluded from the statement of cash flows:				
The acquisition of petroleum and natural gas properties by the issuance of share capital (Note 9(b))	**1,100,000**	–	**1,100,000**	–

The accompanying notes are an integral part of these financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004

1. BUSINESS OF THE CORPORATION

The Corporation's business is the exploration for and the development of petroleum and natural gas properties in Canada.

2. SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements of Find Energy Ltd. (the "Corporation") have been prepared by management in accordance with accounting principles generally accepted in Canada. The preparation requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results would differ from these estimates.

Consolidation

The consolidated financial statements include the accounts of the Corporation and its wholly-owned subsidiary companies.

A significant part of the Corporation's exploration, development and production activities are conducted jointly with others, and these financial statements reflect only the Corporation's proportionate interest in such activities.

Revenue recognition

Petroleum and natural gas revenue is recognized at the time sales volumes are delivered to the purchasers. The Corporation does not recognize inventory related to volumes produced but not sold at the end of the year.

Petroleum and natural gas operations

The Corporation follows the full cost method of accounting whereby all costs relating to the acquisition, exploration, and development of petroleum and natural gas reserves are capitalized.

Capitalized costs of petroleum and natural gas properties and related equipment are depleted and depreciated using the unit-of-production method based on estimated gross proved developed and undeveloped petroleum and natural gas reserves as determined by independent consulting engineers. For the purpose of this calculation, production and reserves of petroleum and natural gas are converted to equivalent units based on the relative energy content of six thousand cubic feet of natural gas to one barrel of oil. Costs of acquiring and evaluating unproved properties are excluded from costs subject to depletion and depreciation until it is determined that proved reserves are attributable to the properties or impairment occurs. Gains or losses on sales of properties are recognized only when crediting the proceeds to cost would result in a change of 20% or more in the depletion and depreciation rate.

Impairment

The Corporation places a limit on the total carrying value of property and equipment that is depleted against future revenues.

Impairment is recognized if the carrying value of petroleum and natural gas properties less accumulated depletion and depreciation, related asset retirement obligations and the lesser of cost and fair value of unproved properties exceeds the estimated future cash flows expected to result from the Corporation's proved reserves. Cash flows are calculated on an undiscounted basis using forecast prices and costs.

If impairment occurs, the Corporation will measure the amount by comparing the carrying value of the property and equipment to the estimated net present value of future cash flows from the proved and probable reserves. Cash flows are discounted at the Corporation's risk-free rate. The excess of the carrying value less the net present value of future cash flows would be recorded as additional depletion expense. The cost of unproved properties is excluded from the ceiling test calculation and is subjected to a separate impairment test.

Asset retirement obligations

The Corporation recognizes the estimated fair value of an asset retirement obligation in the period a well or related asset is drilled, constructed or acquired. The fair value of the estimated obligation is estimated using the present value of the estimated future cash outflows to abandon the asset, calculated at the Corporation's credit-adjusted risk-free interest rate. The fair value is recorded as a long-term liability with a corresponding increase in the carrying amount of the related asset. The liability is increased each reporting period with the accretion being charged to income until the property is depleted or sold. The capitalized amount is depleted on a unit-of-production basis over the life of the reserves. Actual abandonment and restoration costs incurred are charged against the asset retirement obligation.

The Corporation reviews the obligation regularly such that revisions to the estimated timing of cash flows, discount rates and estimated costs will result in an increase or decrease to the asset retirement obligation.

Stock-based compensation

The Corporation issues stock options to directors, officers, employees and other consultants. Compensation cost attributable to stock options is measured at fair value at the date of grant and expensed over the vesting period with a corresponding increase in contributed surplus. When stock options are exercised, the cash proceeds along with the amount previously recorded as contributed surplus is recorded as share capital. The Corporation does not incorporate an estimated forfeiture rate for stock options that will not vest, but accounts for forfeitures as they occur.

Measurement uncertainty

The amounts recorded for depletion and depreciation of property and equipment, the ceiling test calculation and the provision for asset retirement obligations are based on estimates of proved and probable petroleum and natural gas reserves, production rates, petroleum and natural gas prices, future costs and other relevant assumptions. The Corporation's reserve estimates are evaluated annually by an independent engineering firm. The amounts disclosed relating to the fair value of stock options issued and the resulting income effect (Note 9(f)) are based on estimates of the future volatility of the Corporation's share price, expected lives of the options, expected dividends and other

relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be material.

Furniture and equipment

Furniture and equipment are recorded at cost and are being depreciated on a declining balance basis at rates of 20% to 30% per year.

Cash and cash equivalents

Cash and cash equivalents are comprised of deposits with banks and short-term investments with an initial term of less than 90 days.

Income taxes

The Corporation follows the liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributed to differences between the amounts reported in the financial statements and their respective tax bases, using substantively enacted income tax rates. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs.

Flow-through shares

The resource expenditure deductions for income tax purposes, related to exploratory and development activities funded by flow-through share arrangements, are renounced to investors in accordance with tax legislation. Share capital is reduced and future income taxes are increased by the foregone tax benefits related to the renounced tax deduction on the date of renunciation.

Income (loss) per share

Income (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the year. Diluted per share amounts reflect the potential dilution that could occur if "in the money" options to purchase common shares were exercised. The treasury stock method is used to determine the dilutive effect of stock options, whereby proceeds from the exercise of "in the money" stock options and share purchase warrants, plus the unamortized portion of stock-based compensation, are assumed to be used to purchase common shares at the average market price of the shares during the year.

Financial instruments

The Corporation holds various forms of financial instruments. The estimated fair value of recognized financial instruments has been determined based on the Corporation's assessment of available market information and appropriate valuation methodologies; however, these estimates may not necessarily be indicative of the amounts that could be realized or settled in a future market transaction. The fair values of these financial instruments approximate their carrying amounts except for the commodity marketing arrangements as disclosed in Note 11(a).

(a) Credit risk

The majority of the Corporation's accounts receivable is due from joint venture partners in the oil and gas industry and from purchasers of the Corporation's oil and natural gas production. The Corporation generally extends unsecured credit to these customers and therefore, the collection of accounts receivable may be affected by changes in economic or other conditions. Management believes the risk is mitigated by the size and reputation of the companies to which they extend credit. The Corporation has not experienced any credit loss in the collection of accounts receivable to date.

(b) Commodity price risk

The Corporation enters into forward fixed-price commodity contracts, physical contracts and swap or collar agreements to hedge its exposure to the risks associated with fluctuating petroleum and natural gas prices. The Corporation also uses forward currency contracts to reduce its month-to-month exposure to exchange rate fluctuations in petroleum and natural gas prices.

Effective January 1, 2004, the Corporation adopted the new Canadian Institute of Chartered Accountants ("CICA") Accounting Guideline 13 "Hedging Relationships" ("AcG-13"), which deals with the identification, designation, documentation and effectiveness of hedging relationships for the purpose of applying hedge accounting. Hedge accounting is used when there is a high degree of correlation between price movements in the derivative instrument and the item designated as being hedged. Gains and losses associated with risk management activities that meet hedge accounting criteria are recorded as adjustments to the production revenue at the time the related production is sold. If correlation ceases, hedge accounting is terminated and future changes in the market value of the derivative instruments are recognized as gains or losses in the period of change. Financial instruments that are not designated as hedges under the guideline are recorded on the balance sheet as either an asset or liability with the change in fair value recognized in net earnings.

The Corporation has elected to apply hedge accounting for all of its commodity price risk contracts. The forward fixed-price commodity contracts, physical contracts and swap or collar agreements are initiated within the guidelines of the Corporation's risk management policy. The Corporation identifies all relationships between the hedging instruments and hedged production, as well as its risk management objective and strategy for undertaking various risk management transactions. The Corporation formally documents its risk management objectives and strategies, including the permitted use of derivative financial instruments. The Corporation believes the forward fixed-price commodity contracts, physical contracts and swap agreements are effective as hedges, both at inception and over the term of the instrument. As a result, the fair values of these derivative instruments are not reflected in the financial statements. All transactions of this nature entered into by the Corporation are related to future petroleum and natural gas production.

See Note 11 for additional information regarding financial instruments and risk management.

(c) Foreign currency exchange risk

The Corporation is exposed to foreign currency fluctuations as crude oil and natural gas prices received are referenced to U.S. dollar-denominated prices. The Corporation may enter into foreign exchange forward contracts to mitigate risk.

The Corporation has elected not to designate any of its forward currency contracts as accounting hedges under AcG-13, and accordingly has marked-to-market these financial instruments.

(d) Interest rate risk

The Corporation's borrowings are subject to floating interest rates. The interest rates fluctuate with changes in market rates.

3. NOTE RECEIVABLE

On October 1, 2004 the Corporation sold certain Saskatchewan properties. Proceeds received include a promissory note. As at September 30, 2005 the note was paid in full.

4. DEPOSITS AND OTHER

Deposits and other is comprised of deposits required under Crown royalty regulations and operating lease obligations.

5. PROPERTY AND EQUIPMENT

$	Cost	Accumulated Depletion and Depreciation	Net Book Value December 31 2005
Petroleum and natural gas properties and equipment	185,130,884	30,621,649	154,509,235
Furniture and equipment	115,515	62,701	52,814
	185,246,399	30,684,350	154,562,049

Unproved properties and proprietary seismic data of $13,712,600 have been excluded from costs subject to depletion. During 2005, the Corporation capitalized $2,484,100 of general and administrative expenditures related to exploration and development activities.

$	Cost	Accumulated Depletion and Depreciation	Net Book Value December 31 2004
Petroleum and natural gas properties and equipment	115,918,850	14,447,371	101,471,479
Furniture and equipment	83,544	40,877	42,667
	116,002,394	14,488,248	101,514,146

Unproved properties and proprietary seismic data of $13,305,300 have been excluded from costs subject to depletion. During 2004, the Corporation capitalized $1,563,700 of general and administrative expenditures related to exploration and development activities.

The benchmark and Corporation prices used for the December 31, 2005 ceiling test are as follows:

	Oil		Natural Gas	
	Benchmark Edmonton Light ($/bbl)	Corporation ($/bbl)	Benchmark AECO Spot ($/mcf)	Corporation ($/mcf)
2006	66.25	54.62	10.60	11.17
2007	64.00	52.47	9.25	9.73
2008	59.25	48.09	8.00	8.38
2009	55.75	44.78	7.50	7.85
2010	54.00	43.23	7.20	7.51

Prices remain constant between 2011 and 2012 and increase at a rate of approximately 2.0% per year for natural gas and oil after 2012. Adjustments were made to the benchmark prices for purposes of the ceiling test, to reflect varied delivery points and quality differentials in the products delivered.

6. ASSET RETIREMENT OBLIGATIONS

The effect of the change in asset retirement policy for the years ended December 31, 2004 and December 31, 2005 are as follows:

Year Ended December 31

$	2005	2004
Asset retirement obligations, beginning of year	**3,263,675**	3,616,855
Liabilities incurred	**1,198,054**	481,500
Liabilities acquired	**25,500**	–
Liabilities settled	**(554,397)**	(1,070,067)
Accretion expense	**199,863**	235,387
Revisions in estimated cash flows	**–**	–
Asset retirement obligations, end of year	**4,132,695**	3,263,675

The total estimated, undiscounted cash flows required to settle the obligations at December 31, without including salvage, is $8,523,200 (2004 – $6,131,460). These amounts have been discounted using a credit-adjusted risk-free rate of 7.0%. The Corporation expects these obligations to be settled, on average in 10.1 years, the majority of which is expected to be incurred between 2009 and 2024.

7. BANK INDEBTEDNESS

Effective December 20, 2005 the Corporation agreed to a revised credit facility comprised of a $65 million Revolving Operating Demand Loan by way of prime rate loans, guaranteed notes and letters of credit. The credit facility bears interest as follows:

- Prime-based loans – Interest is payable in Canadian dollars at prime plus 0.0% per 365-day period;
- Guaranteed Notes – Fee is payable in Canadian dollars at base rate plus 1.25% per 365-day period.

The facility is subject to a review on or before April 30, 2006.

The facility is secured by a general security agreement providing a security interest over all present and after acquired personal property and a floating charge on all lands.

The balance as of December 31, 2005 is comprised of the following:

Revolving operating demand loan at prime plus 0%	$ 24,516,930
Bankers Acceptance	–
Letter of Guarantee	774,299
	$ 25,291,229

The Letter of Guarantee has been issued to the Monitor appointed under the Company's Creditor Arrangement Act for Liberty Oil & Gas Ltd., a former subsidiary of Lexxor Energy Inc. ("Lexxor"). Lexxor was acquired by the Corporation in 2003. The Monitor is currently settling creditor claims and the Letter of Guarantee is periodically reduced as the claims are settled by the Corporation.

8. INCOME TAXES

The provision for capital taxes reflected in the consolidated statement of operations includes Large Corporation and Saskatchewan Capital taxes and Saskatchewan Resource Surcharge.

Future income tax expense differs from that which would be expected from applying the combined effective Canadian federal and provincial tax rate of 37.62% (2004 – 38.62%) to income before income taxes as follows:

$	2005	2004
Expected income tax	**7,672,826**	1,946,425
Adjustment resulting from:		
Tax rate adjustment	**(911,674)**	(264,278)
Non-deductible Crown charges, net	**3,298,171**	1,730,653
Resource allowance	**(2,690,484)**	(1,383,730)
Alberta Royalty Tax Credit	**(103,614)**	(143,613)
Non-deductible stock-based compensation	**556,200**	414,402
Unrealized gain on financial instrument	**–**	(143,690)
Other	**63,553**	(87,375)
Recovery not previously recognized	**–**	(510,050)
Future income tax	**7,884,978**	1,558,744

The components of the future income tax liability (asset) are as follows:

$	2005	2004
Temporary differences related to property and equipment and asset retirement obligations	**18,157,578**	10,157,532
Loss carry forwards	**(2,671,561)**	(2,481,995)
Share issue costs and financing fees	**(747,735)**	(905,879)
Attributed royalty income deduction carry forward	**(823,122)**	(811,642)
	13,915,160	5,958,016

The Corporation has the following non-capital loss carry forwards:

Year of Expiry	Amount
2007	$ 62,826
2008	6,811,804
2009	919,021
	$ 7,793,651

9. SHARE CAPITAL

(a) Authorized

Unlimited number of common shares

Unlimited number of preferred shares, issuable in series

(b) Issued common shares

	2005		2004	
	Number of Shares	Amount $	Number of Shares	Amount $
Balance January 1	33,542,110	72,076,343	25,941,163	50,098,065
Issued under Stock Option Plan	66,666	263,997	–	–
Shares repurchased (Note 9(d))	(710,400)	(1,528,964)	–	–
Issued for cash on exercise of warrants	–	–	947	5,682
Issued for cash pursuant to private placements (Note 9(c))	1,000,000	7,600,000	7,600,000	28,065,000
Issued for acquisition of properties	127,907	1,100,000	–	–
Future income taxes on expenditures renounced for flow-through shares	–	–	–	(4,972,058)
	34,026,283	79,511,376	33,542,110	73,196,689
Share issue costs, (net of tax of $175,723, 2004 – $572,786)	–	(343,706)	–	(1,120,346)
Balance, end of year	34,026,283	79,167,670	33,542,110	72,076,343

(c) On June 3, 2004, the Corporation completed a private placement of 3,500,000 flow-through common shares at a price of $3.45 per share for gross proceeds of $12,075,000. Transaction costs were $788,000 including fees paid to underwriters.

In accordance with the terms of the offering and pursuant to certain provisions of the Income Tax Act (Canada), the Corporation renounced, for income tax purposes, exploration expenditures of $12,075,000 to the holders of the flow-through common shares effective December 31, 2004. The Corporation incurred $8,574,100 of expenditures to December 31, 2004, with the remaining $3,500,900 expended in 2005. Future income tax cost of $4,085,000 associated with renouncing the expenditures was recorded at December 31, 2004.

On November 10, 2004, the Corporation completed a private placement of 4,100,000 common shares at a price of $3.90 per share for gross proceeds of $15,990,000. Transaction costs were $858,000 including fees paid to underwriters.

On August 18, 2005 the Corporation completed a private placement of 1,000,000 flow-through common shares at a price of $7.60. Transaction costs were $517,000 including fees paid to underwriters. In accordance with the terms of the offering and pursuant to certain provisions of the Income Tax Act (Canada), the Corporation renounced, for income tax purposes, exploration expenditures of $7,600,000 to the holders of the flow-through common shares effective December 31, 2005, all of which had been incurred by December 31, 2005. Future tax cost of $2,571,080 associated with renouncing the expenditures will be recorded on the date of renunciation in the first quarter of 2006.

(d) On June 2, 2005 the Corporation announced a normal course issuer bid that will allow purchase and cancellation of up to 2,422,346.common shares. This normal course issuer bid is scheduled to expire on June 1, 2006. A total of 710,400 common shares were purchased during the year at a cost of $3,591,225. The excess of the cost to repurchase over the stated value of the shares of $2,062,261 was charged to retained earnings.

(e) Common share purchase warrants

During 2004, the Corporation had warrants outstanding entitling the holders to purchase 494,301 common shares at $6.00 per share. Of these, 947 warrants were exercised and converted to common shares. The remaining warrants expired unexercised on July 23, 2004.

(f) Stock option plan

On September 10, 2003, the shareholders approved a stock option plan (the "Plan") for the Corporation. The Plan authorizes the Board to grant stock options to directors, officers, employees and consultants of the Corporation. The Plan also provides for options to be granted at the defined market price, and that the term of the option must be no more than five years. Stock options issued vest over a three-year period commencing on the first anniversary of, and expire five years after the date of issue.

A summary of the Corporation's stock option plan for the years ended December 31, 2005 and December 31, 2004, is as follows:

	2005		2004	
	Number of Shares	**Weighted Average Exercise Price**	Number of Shares	Weighted Average Exercise Price
Outstanding, December 31	**3,259,000**	**$ 2.81**	2,140,000	$2.65
Granted during the period	**332,500**	**3.64**	1,371,500	3.04
Exercised during the period	**(66,666)**	**2.68**	–	–
Cancelled during the period	**(134,834)**	**2.88**	(252,500)	2.65
Outstanding, December 31	**3,390,000**	**$ 2.89**	3,259,000	$2.81

The following table summarizes information about the Corporation's stock options outstanding and exercisable at December 31, 2005:

	Options Outstanding			Exercisable Options	
	Number Outstanding	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Number Exercisble	Weighted Average Exercise Price
$2.30 to $2.80	2,521,600	3.0	$ 2.66	1,444,699	$2.65
$2.81 to $3.30	353,000	4.1	3.02	31,833	2.90
$3.31 to $3.80	440,400	3.9	3.66	146,800	3.66
$3.81 to $4.30	15,000	4.5	4.20	–	–
$5.51 to $6.00	60,000	4.6	6.00	–	–
	3,390,000	3.2	$ 2.89	1,623,332	$2.75

Compensation expense recognized for the year ended December 31, 2005 related to options granted in prior years was $1,381,873, of which $894,060 was charged to income and $487,813 was capitalized to property and equipment.

The fair value of stock options granted during the year ended December 31, 2005 was estimated using the Black-Scholes option pricing model and with the following assumptions: expected volatility (45% to 50%); risk-free interest rates (3.195% to 3.895%); expected life (5 years); and expected future dividends (nil). Stock options granted during the period had an estimated fair value of $1.34 to $2.63 per share with an average fair value of $1.67.

Compensation expense recognized for the year ended December 31, 2005 related to options granted in 2005 was $153,160, of which $79,516 was charged to income and $73,644 was capitalized to property and equipment.

Compensation cost recognized for the year ended December 31, 2004 related to options granted in prior years was $792,003, of which $528,739 was charged to general and administration expense and $263,264 was capitalized to property and equipment.

The fair value of stock options granted during the year ended December 31, 2004 was estimated using the Black-Scholes option pricing model and with the following assumptions: expected volatility (50%); risk-free interest rates (3.24% to 4.07%); expected life (5 years); and expected future dividends (nil). Stock options granted during the period had an estimated fair value of $1.23 to $1.77 per share with an average fair value of $1.45.

Compensation cost recognized for the year ended December 31, 2004 related to options granted in 2004 was $326,345, of which $224,196 was charged to general and administrative expense and $102,149 was capitalized to property and equipment.

10. WEIGHTED AVERAGE SHARES OUTSTANDING

The weighted average number of common shares issued and outstanding for the three months and year ended December 31, 2005 and December 31, 2004 are as follows:

	Three Months Ended December 31		*Year Ended December 31*	
$	**2005**	2004	**2005**	2004
	(unaudited)	*(unaudited)*		
Basic	**33,909,504**	31,714,740	**33,627,479**	28,530,685
Diluted	**35,389,228**	32,088,489	**35,107,203**	28,904,434

11. COMMITMENTS AND CONTINGENCIES

(a) Commodity marketing arrangement and foreign exchange contracts

The Corporation has a price risk management program whereby the commodity price associated with a portion of its future production is fixed. The forward and futures contracts are subject to market risk from fluctuating commodity prices and exchange rates; however, gains and losses on the contracts are offset by changes in the value of the Corporation's production and recognized in income in the same period and category as the hedged item. The Corporation also enters into foreign exchange contracts to manage foreign currency fluctuations.

As at December 31, 2005, the Corporation has no outstanding commodity marketing arrangements or foreign exchange contracts. The gain on settlement of foreign exchange contracts during the year was $304,375. At December 31, 2004, $372,060 of this was marked-to-market, with a net realized loss in 2005 of $67,685.

(b) Operating commitments

In order to ensure continued availability of, and access to, facilities and services to meet its operational requirements, the Corporation has entered into operating leases for office space and other property and equipment. Under contracts existing at December 31, 2005, future minimum amounts payable on a fiscal year basis, excluding operating costs, are as follows:

2006	221,684
2007	54,082
2008	8,594
2009	7,584
2010	1,896
	293,480

(c) Dispute with industry partner

On August 8, 2003, a joint-venture partner of the Corporation filed a statement of claim in the amount of $768,000 in respect of a dispute regarding working interest participation. A statement of defense has been filed and management believes the claim is unlikely to succeed.

12. SUBSEQUENT EVENT

Subsequent to year-end, the Corporation increased its line of credit to a $100 million Revolving Demand Loan. The facility is subject to a review on or before September 30, 2006.

SCHEDULE D

Unaudited Comparative Financial Statements of Find Energy Ltd.
for the Six Months Ended June 30, 2006 and 2005

CONSOLIDATED BALANCE SHEETS

June 30, 2006 and December 31, 2005

($ thousands of dollars)	June 30, 2006	December 31, 2005
	(unaudited)	*(audited)*
Assets		
CURRENT		
Cash and cash equivalents	–	11
Accounts receivable	15,563	16,662
Prepaid expenses	644	280
	16,207	16,953
Deposits and other (Note 2)	479	350
Property and equipment (Note 3)	200,309	154,562
	216,995	171,865
Liabilities		
CURRENT		
Accounts payable and accrued liabilities	19,091	35,128
Income taxes payable	59	89
Bank indebtedness (Note 5)	70,710	25,291
	89,860	60,508
Asset retirement obligations (Note 4)	4,840	4,133
Future income taxes	19,914	13,915
Shareholders' Equity		
Share capital (Note 7)	81,576	79,168
Contributed surplus	3,102	2,793
Retained earnings	17,703	11,348
	102,381	93,309
	216,995	171,865

Commitments and contingencies (Note 9)

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

($ thousands of dollars, except per share data)	Three Months Ended June 30		Six Months Ended June 30	
	2006	2005	**2006**	2005
	(unaudited)	*(unaudited)*	*(unaudited)*	*(unaudited)*
REVENUE				
Petroleum and natural gas sales	**21,495**	15,051	**42,734**	27,268
Royalties	**4,441**	3,532	**10,187**	6,278
	17,054	11,519	**32,547**	20,990
Other income	**41**	71	**41**	72
Realized loss on financial instruments (Note 9(a))	**–**	–	**–**	(68)
	17,095	11,590	**32,588**	20,994
EXPENSES				
Operating	**2,691**	2,432	**5,349**	4,804
General and administrative	**129**	382	**247**	655
Interest	**748**	216	**1,048**	332
Depletion, depreciation and accretion	**6,678**	4,408	**12,632**	8,186
Stock-based compensation (Note 7(f))	**718**	232	**1,297**	449
	10,964	7,670	**20,573**	14,426
Income before taxes	**6,131**	3,920	**12,015**	6,568
Provision for taxes (Note 6)				
Capital (recoveries)	**(161)**	189	**(65)**	331
Future	**1,097**	1,614	**3,430**	2,727
	936	1,803	**3,365**	3,058
Income for the period	**5,195**	2,117	**8,650**	3,510
Retained earnings, beginning of the period	**14,803**	2,840	**11,348**	1,447
Excess of cost of shares acquired over stated value (Note 7(d))	**(2,295)**	(495)	**(2,295)**	(495)
Retained earnings, end of period	**17,703**	4,462	**17,703**	4,462
Income per share, basic	**0.15**	0.06	**0.25**	0.10
Income per share, diluted	**0.14**	0.06	**0.24**	0.10
Weighted average number of shares – basic (000) (Note 8)	**35,328**	33,558	**34,768**	33,550
Total number of shares outstanding, end of period (000) (Note 7(b))	**35,108**	33,366	**35,108**	33,366

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

($ thousands of dollars)	Three Months Ended June 30 2006	Three Months Ended June 30 2005	Six Months Ended June 30 2006	Six Months Ended June 30 2005
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash Flows Related to the Following Activities:				
OPERATING				
Income for the period	**5,195**	2,117	**8,650**	3,510
Adjustments for:				
Unrealized gain on financial instruments (Note 9(a))	**–**	–	**–**	372
Depletion, depreciation and accretion	**6,678**	4,408	**12,632**	8,186
Stock-based compensation	**718**	232	**1,297**	449
Future income taxes	**1,097**	1,614	**3,430**	2,727
	13,688	8,371	**26,009**	15,244
Changes in non-cash working capital	**(2,940)**	3,546	**(1,491)**	1,634
	10,748	11,917	**24,518**	16,878
FINANCING				
Issue of shares, net of share issue costs	**1,068**	178	**3,893**	179
Bank indebtedness	**17,117**	(14,173)	**45,418**	(583)
Redemption of share capital – normal course issuer bid	**(3,071)**	(1,017)	**(3,071)**	(1,017)
Changes in non-cash working capital	**–**	(179)	**–**	(179)
	15,114	(15,191)	**46,240**	(1,600)
INVESTING				
Property and equipment	**(19,622)**	(8,559)	**(56,849)**	(26,771)
Other deposits	**(71)**	(92)	**(129)**	(92)
Proceeds on sale of properties	**–**	28,480	**50**	28,508
Changes in non-cash working capital	**(6,169)**	(3,001)	**(13,841)**	(3,369)
	(25,862)	16,828	**(70,769)**	(1,724)
Net increase/(decrease) in cash and cash equivalents	**–**	13,554	**(11)**	13,554
Cash and cash equivalents, beginning of period	**–**	–	**11**	–
Cash and cash equivalents, end of period	**–**	13,554	**–**	13,554
Taxes paid during the period	**121**	303	**197**	336
Interest paid during the period	**796**	169	**1,177**	301

The accompanying notes are an integral part of these financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2006

Unaudited (Amounts in thousands unless otherwise stated)

1. SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements of Find Energy Ltd. (the "Corporation") have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements have been prepared following the same accounting principles and methods of computation as those utilized in the consolidated financial statements for the year ended December 31, 2005. The disclosures provided below are incremental to those included with the annual consolidated financial statements. These interim financial statements should be read in conjunction with the audited consolidated financial statements and notes for the year ended December 31, 2005.

2. DEPOSITS AND OTHER

Deposits and other is comprised of deposits required under Crown royalty regulations and operating lease obligations.

3. PROPERTY AND EQUIPMENT

$	Cost	Accumulated Depletion and Depreciation	Net Book Value June 30, 2006
Petroleum and natural gas properties and equipment	243,324	43,095	200,229
Furniture and equipment	156	76	80
	243,480	43,171	200,309

Unproved properties and proprietary seismic data of $21,917 have been excluded from costs subject to depletion. During the first six months of 2006, the Corporation capitalized $1,716 (2005 – $1,188) of general and administrative expenditures and stock-based compensation related to exploration and development activities.

4. ASSET RETIREMENT OBLIGATIONS

The change in asset retirement obligations for the year ended December 31, 2005 and six month periods ended June 30, 2005 and 2006 are as follows:

$	June 30, 2006	June 30, 2005	December 31, 2005 *(audited)*
Asset retirement obligation, beginning of period	**4,133**	3,264	3,264
Liabilities incurred	**562**	263	1,198
Liabilities acquired	**–**	–	25
Liabilities settled	**–**	(554)	(554)
Accretion expense	**145**	104	200
Revisions in estimated cash flows	**–**	–	–
Asset retirement obligation, end of period	**4,840**	3,077	4,133

The total estimated, undiscounted cash flows required to settle the obligations at June 30, 2006 without including salvage, is $10,315 (June 30, 2005 – $5,658 and December 31, 2005 – $8,523). These amounts have been discounted using a credit-adjusted risk-free rate of 7.0 percent. The Corporation expects these obligations to be settled, on average, in 10.0 years. The majority is expected to be incurred between 2008 and 2025.

5. BANK INDEBTEDNESS

Effective June 29, 2006, the Corporation entered into a credit agreement comprised of a $110 million Revolving Facility and a $10 million Operating Facility through a syndicate of lenders. These Facilities are available by way of prime rate loans, guaranteed notes and letters of credit. The credit facility bears interest as follows:

- Prime-based loans: Interest is payable at prime plus 0.0 percent per 365-day period;
- Guaranteed Notes: Interest is payable at various rates based upon the Corporation's debt to cash flow ratio. The rates range between 1.1 percent and 1.4 percent over the base rate.

The facility is subject to a review on or before April 30, 2007.

The facility is secured by a general security agreement providing a security interest over all present and after acquired personal property and a floating charge on all lands. Under the terms of the agreement, the Company is required to meet certain financial requirements and may not breach certain financial tests.

The balance as of June 30, 2006 is comprised of the following:

Revolving Facility	$ 37,500
Operating Facility	13,438
Guaranteed Notes	19,000
Letter of Guarantee	772
	$ 70,710

The Letter of Guarantee has been issued to the Monitor appointed under the Corporation's Creditor Arrangement Act for Liberty Oil & Gas Ltd., a former subsidiary of Lexxor Energy Inc. ("Lexxor"). Lexxor was acquired by the Corporation in 2003. The Monitor is currently settling creditor claims and the Letter of Guarantee is periodically reduced as the claims are settled by the Corporation.

6. INCOME TAXES

The provision for capital taxes reflected in the consolidated statement of operations includes Large Corporation and Saskatchewan Capital Taxes and Saskatchewan Resource Surcharge. The recovery of capital tax in the second quarter of 2006 resulted from the elimination of Large Corporation Tax under the Income Tax Act (Canada). Reduction of future tax rates has also been incorporated into the provision for Future Tax.

7. SHARE CAPITAL

(a) Authorized

Unlimited number of common shares

Unlimited number of preferred shares, issuable in series

(b) Issued common shares

	Six Months Ended June 30, 2006		Year Ended December 31, 2005 (audited)	
	Number of Shares	Amount $	Number of Shares	Amount $
Balance January 1	34,026	79,168	33,542	72,076
Issued under Stock Option Plan	1,417	3,896	66	179
Shares repurchased (Note 7(d))	(335)	(776)	(710)	(1,529)
Issued for cash pursuant to private placements (Note 7(c))	–	–	1,000	7,600
Issued for acquisition of properties	–	–	128	1,100
Issued pursuant to employee loan (Note 7(e))	414	1,148	–	–
Reclassification as a stock option (Note 7(e))	(414)	(1,148)	–	–
Transferred from Contributed Surplus on stock option exercise	–	1,861	–	85
Future income taxes on expenditures renounced for flow-through shares	–	(2,571)	–	–
	35,108	81,578	34,026	79,511
Share issue costs (net of tax – $1, 2005 net of tax – $176)	–	(2)	–	(343)
Balance, end of period	35,108	81,576	34,026	79,168

(c) On August 18, 2005, the Corporation completed a private placement of 1,000 flow-through common shares at a price of $7.60. Transaction costs were $517 including fees paid to underwriters. In accordance with the terms of the offering and pursuant to certain provisions of the Income Tax Act (Canada), the Corporation renounced, for income tax purposes, exploration expenditures of $7,600 to the holders of the flow-through common shares effective December 31, 2005, all of which had been incurred by December 31, 2005. Future tax cost of $2,571 associated with renouncing the expenditures was recorded in the first quarter of 2006.

(d) On June 2, 2005, the Corporation announced a normal course issuer bid that allowed the purchase and cancellation of up to 2,422 common shares. This normal course issuer bid expired on June 1, 2006. A total of 710 common shares were purchased during 2005 at a cost of $3,591. The excess of the cost to repurchase over the stated value of the shares of $2,062 was charged to retained earnings.

On May 30, 2006, the Corporation announced a normal course issuer bid that will allow the purchase and cancellation of up to 2,562 common shares. This normal course issuer bid is scheduled to expire on June 1, 2007. A total of 335 common shares were purchased up to June 30, 2006 at a cost of $3,071. The excess of the cost to repurchase over the stated value of the shares of $2,295 was charged to retained earnings.

(e) From time to time, the Corporation may loan funds to employees to assist in the purchase of the Corporation's own stock through exercising of stock options. These share purchase loans are presented as a reduction to shareholders' equity, rather than assets, unless there is substantial evidence that the borrower, and not the Corporation, is at risk for any decline in the price of the shares. When the loans are presented as reductions of shareholders' equity, the Corporation considers the loaned funds to be stock options in substance.

During the period ended June 30, 2006, 414 (June 30, 2005 – nil) common shares were issued at an average exercise price of $2.77 that were financed by share purchase loans. These loans are non-interest bearing, due on demand, and secured by share certificates held in possession of the Corporation, being an amount equal to fifty percent (50%) of the common shares purchased by the borrower. In substance, this transaction is accounted for as if the Corporation granted stock options. As the loans are repaid, proceeds will be credited to share capital.

(f) **Stock Option Plan**

On September 10, 2003, the shareholders approved a stock option plan (the "Plan") for the Corporation. The Plan authorizes the Board to grant stock options to directors, officers, employees and consultants of the Corporation. The Plan also provides for options to be granted at the defined market price, and that the term of the option must be no more than five years. Stock options issued vest over a three-year period commencing on the first anniversary of, and expire five years after the date of issue.

A summary of the Corporation's stock option plan as at June 30, 2006 is as follows:

Continuity of Stock Options	Number of Shares	Weighted Average Exercise Price
Outstanding, December 31, 2005	3,390	$ 2.89
Granted during the period	2,054	10.14
Exercised during the period	(1,417)	2.75
Cancelled during the period	(64)	3.22
Outstanding, June 30, 2006	3,963	$ 6.70

The following table summarizes information about the Corporation's stock options outstanding and exercisable at June 30, 2006, including the share purchase loans described in Note 7(e).

	Options Outstanding			Exercisable Options	
	Number Outstanding	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$2.30 to $2.80	1,213	1.9	$ 2.64	330	$ 2.57
$2.81 to $3.30	295	2.9	$ 3.02	59	$ 3.01
$3.31 to $3.68	329	2.9	$ 3.67	49	$ 3.68
$3.81 to $4.30	15	2.6	$ 4.20	5	$ 4.20
$5.51 to $6.00	60	4.1	$ 6.00	–	–
$8.01 to $8.50	45	4.2	$ 8.05	–	–
$8.51 to $8.90	13	5.0	$ 8.98	–	–
$9.01 to $9.50	9	4.5	$ 9.42	–	–
$9.51 to $10.00	114	4.9	$ 9.89	–	–
$10.01 to $10.50	1,855	4.8	$ 10.21	–	–
$11.51 to $12.00	15	4.8	$ 11.87	–	–
	3,693	3.6	$ 6.70	443	$ 2.77

Compensation cost recognized for the six months ended June 30, 2006 related to options granted in prior years was $767, of which $529 was charged to income and $238 was capitalized to property and equipment.

The fair value of stock options granted during the six months ended June 30, 2006 was estimated using the Black-Scholes option pricing model with the following assumptions: expected volatility (48 percent); risk-free interest rates (3.895 percent to 4.44 percent); expected life (five years); and expected future dividends (nil). Stock options granted during the period had an estimated fair value of $4.25 to $5.60 per share with a weighted average fair value of $4.78 per share.

Compensation cost recognized for the six months ended June 30, 2006 related to options granted in 2006 was $1,403, of which $768 was charged to income and $635 was capitalized to property and equipment.

8. WEIGHTED AVERAGE SHARES OUTSTANDING

The weighted average number of common shares issued and outstanding for the three and six month periods ended June 30, 2006 and June 30, 2005 are as follows:

	Three Months Ended June 30		Six Months Ended June 30	
	2006	2005	**2006**	2005
Basic	**35,328**	33,558	**34,768**	33,550
Diluted	**36,697**	34,150	**36,136**	34,142

9. COMMITMENTS AND CONTINGENCIES

(a) Commodity marketing arrangement and foreign exchange contracts

The Corporation has a price risk management program whereby the commodity price associated with a portion of its future production is fixed. The forward and futures contracts are subject to market risk from fluctuating commodity prices and exchange rates; however, gains and losses on the contracts are offset by changes in the value of the Corporation's production and recognized in income in the same period and category as the hedged item. The Corporation also enters into foreign exchange contracts to manage foreign currency fluctuations.

As at June 30, 2006, the Corporation has no outstanding commodity marketing arrangements or foreign exchange contracts. The gain on settlement of foreign exchange contracts during the first six months of 2005 was $304. At December 31, 2004, $372 of this was marked-to-market, with a net realized loss in the first six months of 2005 of $68.

(b) Operating commitments

In order to ensure continued availability of, and access to, facilities and services to meet its operational requirements, the Corporation has entered into operating leases for office space and other property and equipment. Under contracts existing at June 30, 2006, future minimum amounts payable on a fiscal year basis, excluding operating costs, are as follows:

2006	$ 103
2007	410
2008	387
2009	381
2010	375
2011	374
2012	31
	$ 2,061

(c) Dispute with Industry Partner

On August 8, 2003, a joint-venture partner of the Corporation filed a statement of claim in the amount of $768 in respect of a dispute regarding working-interest participation. A statement of defense has been filed and it is the opinion of management that this claim is without merit.

10. SUBSEQUENT EVENTS

(a) On July 13, 2006, the Corporation entered into a pre-acquisition agreement whereby Shiningbank Energy Income Fund ("Shiningbank") agreed to make an offer to acquire all of the outstanding common shares of the Corporation on the basis of 0.465 of a trust unit of Shiningbank for each common share of the Corporation. A takeover bid circular detailing the offer was mailed to shareholders of the Corporation on July 31, 2006. Closing is anticipated to occur in early September.

As part of the offer, all stock options of the Corporation will become exercisable and fully vested for the purpose of tendering the common shares. Stock options which are exercisable at prices of $10.00 per common share or more, will have attached a share appreciation right ("SAR"). The valuation of the underlying SAR will be based on the five day weighted average trading price of the Corporation's shares for the five days immediately preceeding the day the offer expires, September 6, 2006.

The Corporation has committed to pay its financial and other advisors approximately $2,000 on successful completion of this takeover.

Under certain circumstances, the Corporation has agreed to pay a non-completion fee of $12,000 to Shiningbank. Completion of the transaction is subject to certain regulatory and other conditions and the approval by the shareholders of the Corporation.

(b) On July 14, 2006, the Corporation closed the sale of certain Saskatchewan properties with an effective date of June 1, 2006. Total consideration received was $12,500 prior to adjustments. The credit facility will be reduced by $5,000 as a result of this sale.

FORM 51-102F3

MATERIAL CHANGE REPORT

1. NAME AND ADDRESS OF COMPANY:

Shiningbank Energy Income Fund
1400, 111 - 5th Avenue S.W.
Calgary, Alberta T2P 3Y6

2. DATE OF MATERIAL CHANGE:

September 25, 2006

3. NEWS RELEASE:

A news release was issued on September 26, 2006 through the facilities of CCN Matthews Newswire.

4. SUMMARY OF MATERIAL CHANGE:

Shiningbank Energy Income Fund (the "**Fund**"), Shiningbank Energy Ltd., a wholly-owned subsidiary of the Fund ("**Shiningbank**"), and Rider Resources Ltd. ("**Rider**") have entered into an arrangement agreement (the "**Agreement**") providing for the acquisition by Shiningbank of all of the outstanding common shares of Rider and the creation of a new publicly-listed junior exploration company ("**ExploreCo**") to be completed through a plan of arrangement (the "**Arrangement**") under the *Business Corporations Act* (Alberta). Under the Arrangement, Shiningbank will acquire the majority of Rider's development oriented properties in west central Alberta, with the balance of the producing assets and majority of the exploratory lands to be transferred to ExploreCo. ExploreCo will be managed by the current management team of Rider.

5. FULL DESCRIPTION OF MATERIAL CHANGE:

The Fund, Shiningbank and Rider have entered into the Agreement providing for the acquisition by Shiningbank of all of the outstanding common shares of Rider and the creation of ExploreCo to be completed through the Arrangement under the *Business Corporations Act* (Alberta). Under the Arrangement, Shiningbank will acquire the majority of Rider's development oriented properties in west central Alberta, with the balance of the producing assets and majority of the exploratory lands to be transferred to ExploreCo. ExploreCo will be managed by the current management team of Rider.

Pursuant to the Arrangement, Rider's shareholders will receive 0.4659 of a trust unit of the Fund ("**Trust Units**") for each common share of Rider. Rider shareholders will also receive for each of their common shares of Rider a number of common shares of ExploreCo ("**ExploreCo Shares**") and a number of share purchase warrants of ExploreCo ("**ExploreCo Arrangement Warrants**"), which number of ExploreCo Shares and ExploreCo Arrangement Warrants will be determined on or prior to the date that the information circular of Rider describing the Arrangement and other matters to be placed before the shareholders and optionholders of Rider for approval is finalized. The ExploreCo Arrangement Warrants issued to Rider shareholders will, in aggregate, entitle the holders to acquire, for a period of 45 days following the closing of the Arrangement, $10 million of ExploreCo Shares at a price per share equal to 135% of the net asset value of ExploreCo (the "**Strike Price**").

In conjunction with the formation of ExploreCo, proposed officers, directors, employees and other service providers of ExploreCo will be offered the opportunity to participate in a private placement of securities of ExploreCo (the "**ExploreCo Private Placement**"). Pursuant to the ExploreCo Private Placement, ExploreCo will issue ExploreCo Shares at a price per share equal to the Strike Price for maximum proceeds of $20 million and will also issue for nominal consideration performance incentive warrants of ExploreCo ("**ExploreCo Performance Warrants**"). The ExploreCo Performance Warrants will have a term of three years and, subject to ExploreCo meeting certain performance hurdles as described below, will entitle the holder to acquire ExploreCo Shares at an exercise price equal to the Strike Price. One-half of the ExploreCo Performance Warrants will become exercisable if the ExploreCo Shares trade at prices per share equal to or greater than 125% of the Strike Price and the remaining one-half of the ExploreCo Performance Warrants will become exercisable if the ExploreCo Shares trade at prices per share equal to or greater than 150% of the Strike Price. It is contemplated that $5 million of the ExploreCo Shares to be issued pursuant to the ExploreCo Private Placement will be issued on a flow-through basis. The ExploreCo Shares to be issued pursuant to the ExploreCo Private Placement will be held in escrow for a period of three years with one-third of the securities being released on each of the first three anniversaries of the closing of the Arrangement and the ExploreCo Performance Warrants to be issued pursuant to the ExploreCo Private Placement (including ExploreCo Shares issued on exercise of the ExploreCo Performance Warrants) will be held in escrow for a period of two years with one-half of the securities being released on each of the first two anniversaries of the closing of the Arrangement. The aggregate ownership position of officers, directors, employees and other service providers of ExploreCo resulting from the ExploreCo Private Placement will not exceed 20% of the ExploreCo Shares calculated on a fully diluted basis.

ExploreCo intends to have independent engineering and land reports prepared on which to base its determination of net asset value.

On completion of the Arrangement and the ExploreCo Private Placement, the former shareholders of Rider will own approximately 21% of the Trust Units of the Fund, calculated on a fully diluted basis, and approximately 80% of the ExploreCo Shares, calculated on a fully diluted basis.

ExploreCo will be managed by the current Rider management team with Craig Stewart as President and Chief Executive Officer; John Ferguson as Chief Financial Officer and Corporate Secretary; Kevin Hertz as Chief Operating Officer; Darryl Proudfoot as Vice President and Treasurer; Bruce McFarlane as Vice President, Business Development; Brent DesBrisay as Vice President, Exploration; and Ross McDonald as Vice President, Engineering. In addition to Craig Stewart, the Board of Directors will include Lyle F. Dunkley (Chairman), John A. Brussa, Kevan S. King and Byron J. Seaman.

The Arrangement has the unanimous support of the Boards of Directors of both Shiningbank and Rider. Officers and directors of Rider, holding collectively approximately 23% of the common shares of Rider, calculated on a fully diluted basis, have agreed to vote in favour of the Arrangement.

The Arrangement is subject to regulatory and court approval, the approval of 66⅔% of the shareholders and optionholders of Rider voting as a single class and a majority of the shareholders and optionholders of Rider other than the directors and officers of Rider who participate in the ExploreCo Private Placement. The ExploreCo Private Placement will be subject to the approval of a majority of the shareholders of Rider, other than the shareholders of Rider who participate in the ExploreCo Private Placement.

An information circular of Rider describing the Arrangement and other matters to be placed before the shareholders and optionholders of Rider is expected to be mailed in late October 2006 for a meeting to be held in early December 2006, with the Arrangement expected to close shortly thereafter.

Pursuant to the Agreement, Rider has agreed that it will not solicit or initiate discussions or negotiations with any third party for any business combination involving Rider. Under certain circumstances, Shiningbank and Rider have agreed to pay non-completion fees in the amount of $14 million in the event that the Arrangement is not completed.

Impact of the Arrangement

Under the Arrangement, Shiningbank will acquire an attractive suite of long-life oil and natural gas properties concentrated in the Pembina, Sunchild and Ferrier areas of west central Alberta. The majority of the properties are operated and are characterized by high working interests (average 70%) and low operating costs (approximately $7.00/boe). Shiningbank has identified numerous additional lower-risk development opportunities, which it expects to fully exploit over the next several years to further enhance production volumes and reserves.

The transaction provides the following financial and operational benefits:

- It is expected to be accretive to the Fund's cash flow and production on a per unit basis.
- It results in the addition of approximately 8,800 boe/d of high quality, long-life, low cost natural gas production to Shiningbank's portfolio, maintaining Shiningbank's overall natural gas weighting at 77%, and approximately 17,500 net acres of undeveloped land.
- Proved plus probable reserves to be acquired are estimated at 24.8 million barrels of oil equivalent (77% natural gas), effective May 31, 2006.
- Approximately 61% of the acquired reserves are proved and 86% of the proved reserves are developed and producing.
- The proved plus probable reserve life index of the acquired properties is approximately 7.7 years.
- Increases the Fund's production to approximately 35,000 boe/d and its enterprise value to approximately $2.4 billion.
- Maintains a strong balance sheet with pro forma debt to cash flow of approximately 1.2x.

Based on a total acquisition cost of $496 million, which includes the assumption of $92 million of debt and working capital deficiency (net of $10 million of debt to be transferred to ExploreCo), the acquisition metrics of the transaction are as follows:

- Reserve acquisition metrics of $19.93/boe of proved plus probable reserves.
- Production acquisition cost of $56,356/boe/d.
- Incremental 2007 cash flow of is estimated at $110 million (assuming C$8.00/GJ AECO natural gas and US$73.75/bbl WTI).

Rider has agreed to provide access to certain key technical and administrative staff for three months post-closing to assist Shiningbank through a transitional period so as to maintain development momentum.

Advisors

CIBC World Markets Inc. is acting as financial advisor to Shiningbank in connection with the transaction. FirstEnergy Capital Corp. and Scotia Waterous are acting as financial advisors to Rider and have both advised the Board of Directors of Rider that they are of the opinion, subject to review of final documentation, that the consideration to be received by Rider shareholders pursuant to the Arrangement is fair, from a financial point of view, to Rider shareholders.

Reader Advisory

This material change report contains forward-looking statements relating to future events, including management's assessment of future plans and operations, reserve, production and cash flow estimates, drilling inventory and wells to be drilled, timing of drilling and tie in of wells, productive capacity of new wells and capital expenditures and the timing thereof. In some cases, forward-looking statements can be identified by such words as "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "believe" or similar expressions. These statements represent management's best projections, but undue reliance should not be placed upon them as they are derived from numerous assumptions. These assumptions are subject to known and unknown risks and uncertainties, including the business risks discussed in the Fund's MD&A and in the AIF for the year ended December 31, 2005, which may cause actual performance and financial results to differ materially from any projects of future performance or results expressed or implied by such forward-looking statements. Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted.

The Fund disclaims any intention or obligation to update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as may be expressly required by applicable securities laws.

In this material change report the calculation of barrels of oil equivalent (BOE) is calculated at a conversion rate of 6,000 cubic feet (Mcf) of natural gas for one barrel (Bbl) of oil based on an energy equivalency conversion method. Boe's may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf:1 Bbl is based on an energy equivalency conversion method primarily applicable at the burnertip and does not represent a value equivalency at the wellhead.

6. **RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102:**

Not applicable.

7. **OMITTED INFORMATION:**

Not applicable.

8. **EXECUTIVE OFFICER:**

For further information please contact either David Fitzpatrick, President and Chief Executive Officer of Shiningbank, or Bruce Gibson, Vice President, Finance and Chief Financial Officer of Shiningbank, at (403) 268-7477.

9. **DATE OF REPORT:**

October 5, 2006.

File No. 82-34977

ARRANGEMENT AGREEMENT

AMONG

SHININGBANK ENERGY INCOME FUND

- and -

SHININGBANK ENERGY LTD.

- and -

RIDER RESOURCES LTD.

September 25, 2006

G:\058792\0026\Arrangement Agreement\Arrangement Agreement v6.doc

TABLE OF CONTENTS

ARRANGEMENT AGREEMENT

THIS AGREEMENT dated the 25th day of September, 2006.

AMONG:

> **SHININGBANK ENERGY INCOME FUND**, a trust constituted and formed under the laws of the Province of Alberta, (the "**Acquiror**") by its administrator Shiningbank Energy Ltd.
>
> \- and -
>
> **SHININGBANK ENERGY LTD.**, a corporation amalgamated under the laws of the Province of Alberta ("**AcquisitionCo**")
>
> \- and -
>
> **RIDER RESOURCES LTD.**, a corporation amalgamated under the laws of Alberta ("**Rider**")

WHEREAS Rider and the Acquiror wish to propose an arrangement involving Rider, the Acquiror, AcquisitionCo, ExploreCo and the Rider Securityholders;

AND WHEREAS the parties hereto intend to carry out the transactions contemplated herein by way of an arrangement under the provisions of the *Business Corporations Act* (Alberta);

AND WHEREAS the parties hereto have entered into this Arrangement Agreement (this "**Agreement**") to provide for the matters referred to in the foregoing recitals and for other matters relating to such arrangement;

NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the covenants and agreements herein contained and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each party), the parties hereto hereby covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Agreement, unless the context otherwise requires:

"**ABCA**" means the *Business Corporations Act* (Alberta), R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

"**Acquiror Damages Event**" has the meaning ascribed thereto in Section 8.2;

"**Acquiror Disclosure Letter**" has the meaning ascribed thereto in Section 1.11;

"**Acquiror Financial Statements**" means, collectively, the audited consolidated financial statements of Acquiror as at and for the years ended December 31, 2005 and 2004, together with the notes thereto and

the report of the auditors thereon and the unaudited consolidated financial statements of Acquiror as at and for six months ended June 30, 2006;

"**Acquiror Information**" means the information to be included or incorporated by reference in the Information Circular describing Acquiror and its business, operations and affairs;

"**Acquiror Termination Fee**" has the meaning ascribed thereto in Section 8.2;

"**Acquiror Trust Indenture**" means the trust indenture of Acquiror dated as of May 16, 1996 as amended and restated on September 6, 2005;

"**Acquiror Units**" means the trust units of the Acquiror;

"**Acquisition Proposal**" means, with respect to Rider, any: (i) merger, amalgamation, consolidation, recapitalization, arrangement, business combination, take-over bid, issuer bid, liquidation, dissolution or reorganization into a royalty trust or income fund; (ii) sale of material assets (or any lease, long-term supply agreement or other arrangement having the same economic effect as a sale) which exceeds 20% of the book value of the assets of Rider; or (iii) sale of 20% or more of the issued and outstanding shares or equity of Rider or rights or interests therein or thereto, or similar transactions, or series of transactions, involving Rider, its securityholders or any material Subsidiary of Rider, or a proposal or offer or public announcement of an intention to do, directly or indirectly, any of (i), (ii) or (iii), excluding the Arrangement and the transactions permitted pursuant to this Agreement, whether or not subject to due diligence conditions and whether or not in writing;

"**AcquisitionCo**" means Shiningbank Energy Ltd., a corporation incorporated under the laws of Alberta and a wholly-owned subsidiary of the Acquiror;

"**Arrangement**" means the arrangement involving Rider, Acquiror, AcquisitionCo, ExploreCo and the Rider Securityholders under the provisions of section 193 of the ABCA, on the terms and conditions set forth in the Plan of Arrangement;

"**Arrangement Resolution**" means the special resolution of the Rider Securityholders approving the Plan of Arrangement and other related matters to be considered at the Rider Meeting;

"**Articles of Arrangement**" means the articles of arrangement in respect of the Arrangement required by subsection 193(10) of the ABCA to be sent to the Registrar after the Final Order has been granted, giving effect to the Arrangement;

"**Board of Directors**" means, with respect to the Acquiror, the Board of Directors of Shiningbank Energy Ltd., the administrator of the Acquiror, and means, with respect to Rider, the Board of Directors of Rider;

"**business day**" means any day, other than a Saturday, a Sunday or a statutory holiday in Calgary, Alberta;

"**Canadian GAAP**" means generally accepted accounting principles in Canada applied on a consistent basis;

"**Certificate**" means the certificate or certificates or other confirmation of filing to be issued by the Registrar pursuant to Subsection 193(11) of the ABCA giving effect to the Arrangement;

"**Closing Time**" shall be 10:00 a.m. (Calgary time) on the business day immediately following the date of the Rider Meeting unless otherwise agreed to by Acquiror and Rider;

"**Competition Act**" means the *Competition Act,* R.S.C. 1985, c. C-34, as amended;

"**Confidentiality Agreement**" means, collectively, the confidentiality agreements dated April 20, 2006 and August 2, 2006 between Rider and Acquiror;

"**Court**" means the Court of Queen's Bench of Alberta;

"**Data Room**" means the virtual data room in respect of Rider which has been made available to Acquiror;

"**Disclosed by Rider**" means disclosed by Rider in material contained in the Data Room;

"**Dissent Rights**" means the rights of dissent of the holders of Rider Shares and Rider Options in respect of the Arrangement described in section 4.1 of the Plan of Arrangement;

"**Documents of Title**" means, collectively, any and all certificates of title, leases, permits, licences, unit agreements, assignments, trust declarations, royalty agreements, operating agreements or procedures, participation agreements, farm-in and farm-out agreements, sale and purchase agreements, pooling agreements and other agreements by virtue of which Rider's or the Rider Affiliate's or the Acquiror's or Shiningbank Affiliate's, as the case may be, title to an interest in its oil and gas assets are derived;

"**Effective Date**" means the date the Arrangement becomes effective under the ABCA which shall be the first business day following the Rider Meeting or such later date as may be agreed to by Rider and Acquiror provided that such date shall not be before December 1, 2006 or after December 30, 2006;

"**Effective Time**" means the time at which the Articles of Arrangement are filed with the Registrar on the Effective Date;

"**Employee Obligations**" means any obligations or liabilities of Rider to pay an amount to or on behalf of its officers, directors, employees and consultants for: (i) severance, termination or bonus payments in connection with a termination of employment or change of control of Rider pursuant to any agreements (written or otherwise) or resolution of the board of directors of Rider, pension plans or other plans, Rider's severance or other policies or otherwise in accordance with applicable law; or (ii) retention bonus payments pursuant to any agreements (written or otherwise) or resolution of the board of directors of Rider, any plans of Rider, Rider's retention or other policies or otherwise in accordance with applicable Laws;

"**Encumbrance**" includes, without limitation, any mortgage, pledge, assignment, charge, lien, claim, security interest, adverse interest in property, option, right of first refusal or offer, adverse claim, other third party interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing;

"**Environmental Approvals**" means all permits, certificates, licences, authorizations, consents, instructions, registrations, directions or approvals issued or required by Governmental Entities pursuant to Environmental Laws;

"**Environmental Laws**" means all applicable Laws, including applicable common laws, relating to the protection of the environment and employee and public health and safety matters;

"**ExploreCo**" means Rider Exploration Ltd. or such other name as may be determined by Rider, a corporation to be incorporated under the ABCA;

"**ExploreCo Arrangement Warrants**" means common share purchase warrants of ExploreCo, such ExploreCo Arrangement Warrants entitling the holder to acquire ExploreCo Shares for a term of 30 days from the Effective Date;

"**ExploreCo Assets**" means all the assets and liabilities of Rider and the Rider Partnership as identified in the letter agreement dated September 25, 2006 between Rider and the Acquiror;

"**ExploreCo Conveyance**" means the transactions whereby Rider or the Rider Affiliates will convey the ExploreCo Assets to ExploreCo in consideration of the ExploreCo Note (as that term is defined in the Plan of Arrangement) and cash as outlined in the ExploreCo Conveyance Agreement;

"**ExploreCo Conveyance Agreement**" means an agreement substantially in the form set forth in Schedule "B";

"**ExploreCo Incentive Plan**" means the share option plan of ExploreCo which will provide for the grant of options to acquire ExploreCo Shares that may be granted to ExploreCo service providers and which shall provide that the maximum number of ExploreCo Shares issuable on exercise of options granted and outstanding at any time thereunder shall, in the aggregate, not exceed 10% of the outstanding ExploreCo Shares and shall be on such other terms and conditions as the Parties shall agree, acting reasonably;

"**ExploreCo Private Placement**" means the private placement of units of ExploreCo, each unit consisting of one (1) ExploreCo Share and one (1) ExploreCo Private Placement Warrant to certain directors, officers, employees and service providers of ExploreCo, all as contemplated in the Plan of Arrangement;

"**ExploreCo Private Placement Warrants**" means common share purchase warrants of ExploreCo, each such Private Placement Warrant entitling the holder to acquire, subject to certain vesting conditions, one (1.0) ExploreCo Share for a term of three years from the Effective Date;

"**ExploreCo Resolutions**" means the applicable resolutions in respect of the ExploreCo Private Placement and the ExploreCo Incentive Plan to be considered at the Rider Meeting as will be set forth in the Information Circular;

"**ExploreCo Shares**" means common shares of ExploreCo;

"**Find Financial Statements**" means, collectively, the audited comparative financial statements of Find Energy Ltd. as at and for the years ended December 31, 2005, and 2004, together with the notes thereto and the report of the auditors' thereon and the unaudited consolidated financial statements of Find Energy Ltd. as at and for the six months ended June 30, 2006;

"**Final Order**" means the order of the Court approving the Arrangement pursuant to Section 193(9) of the ABCA, as such order may be affirmed, amended or modified at any time prior to the Effective Date by any court of competent jurisdiction or, if appealed, then unless such appeal is withdrawn or denied, as affirmed;

"**GLJ Find Report**" means, collectively, the report of GLJ Petroleum Consultants Ltd. dated February 22, 2006, that evaluates the crude oil, natural gas liquids and natural gas reserves of Find Energy Ltd. effective December 31, 2005, the report of GLJ Petroleum Consultants Ltd. dated May 2, 2006, that updates the report dated February 22, 2006, by deducting production for the three months ended March 31, 2006, and applying GLJ Petroleum Consultants' estimate of future prices dated April 1, 2006, and the report of GLJ Petroleum Consultants Ltd. dated May 2, 2006, that evaluates the crude oil, natural gas liquids and natural gas reserves of Find Energy Ltd. discovered during the three months ended March 31, 2006;

"**Governmental Entity**" means any applicable: (i) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign; (ii) any subdivision, agent, commission, board, or authority of any of the foregoing; or (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, including the Securities Authorities;

"**Hazardous Substance**" means any pollutant, contaminant, waste of any nature, hazardous substance, hazardous material, toxic substance, dangerous substance or dangerous good as defined, judicially interpreted or identified in any Environmental Law, and including, without limitation, any petroleum product or by-product, solvent, flammable or explosive material, radioactive material, asbestos, lead paint, polychlorinated biphenyls (or PCBs), dioxins, dibenzofurons, heavy metals, radon gas, mould spores and mycotoxins;

"**Information Circular**" means the information circular of Rider to be sent by Rider to the Rider Securityholders in connection with Rider Meeting;

"**Interim Order**" means an interim order of the Court concerning the Arrangement under Subsection 193(4) of the ABCA containing declarations and directions with respect to the Arrangement and the holding of the Rider Meeting, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

"**Laws**" means all laws, by-laws, rules, regulations, orders, rulings, ordinances, protocols, codes, guidelines, policies, notices, directions and judgments or other requirements of any Governmental Entity, including applicable securities laws;

"**material adverse change**" or "**material adverse effect**" with respect to or on Acquiror or Rider, as applicable, means any change, effect, event, occurrence, circumstance or state of facts that, individually or in the aggregate, is, or would reasonably be expected to be, material and adverse to the business, operations or financial condition, assets or liabilities (contingent or otherwise) of Acquiror and the Shiningbank Affiliates taken as a whole or Rider and the Rider Affiliates taken as a whole (but excluding the ExploreCo Assets), as the case may be, other than any change, effect, event, occurrence, circumstance or state of facts: (i) relating to general political, economic or financial conditions, including in Canada or the United States; (ii) relating to the state of securities and commodity markets in general, including any reduction in Canadian, United States or other market indices; (iii) reasonably attributable to the announcement of this Agreement or the transactions contemplated hereby, including the reaction or position of any Governmental Entity or any change in the trading price of the Acquiror Units or the Rider Shares, as the case may be; (iv) relating to the oil and gas industry in general, including without limitation any change in commodity prices, and not specifically relating to Acquiror or the Shiningbank Affiliates or Rider or the Rider Affiliates, as applicable; or (v) relating to changes in Laws (including tax Laws) or the interpretation, application or non-application of Laws by Governmental Entities;

"**NI 51-101**" means National Instrument 51-101 of the Canadian Securities Administrators;

"**Paddock Shiningbank Report**" means the report dated January 28, 2006 (forecast prices and costs) and February 9, 2006 (constant prices and costs) prepared by Paddock Lindstrom & Associates Ltd. that reports on certain reserves attributable to Shiningbank Energy Ltd. and Shiningbank Limited Partnership as at December 31, 2005;

"**Paddock Rider Report**" means, collectively, the report dated March 14, 2006, prepared by Paddock Lindstrom & Associates Ltd. that reports on reserves attributable to Rider as at December 31, 2005 and the mechanical update of such report that deducts production for the five months ended May 31, 2006 and applies Paddock Lindstrom & Associates Ltd.'s estimate of future prices dated March 31, 2006 and includes wells drilled in the five months ended May 31, 2006;

"**Parties**" means Rider, Acquiror and AcquisitionCo and "**Party**" means any one of them;

"**Plan of Arrangement**" means the plan of arrangement substantially in the form attached hereto as Schedule A and any amendment or variation thereto made in accordance with Article 6 of the Plan of Arrangement, Section 7.1 hereof or upon the direction of the Court in the Final Order;

"**Registrar**" means the Registrar appointed pursuant to Section 263 of the ABCA;

"**Returns**" shall mean all reports, estimates, elections, designations, forms, declarations of estimated tax, information statements and returns relating to, or required to be filed in connection with, any Taxes;

"**Rider Affiliates**" means Roberts Bay Resources Ltd. and Rider 2001 Energy Partnership;

"**Rider Damages Event**" has the meaning ascribed thereto in Section 8.3;

"**Rider Disclosure Letter**" has the meaning ascribed thereto in Section 1.11;

"**Rider Employees**" means those individuals who are currently employees of Rider;

"**Rider Financial Statements**" means, collectively, the audited consolidated financial statements of Rider as at and for the years ended December 31, 2005 and 2004, together with the notes thereto and the report of the auditors thereon and the unaudited consolidated financial statements of Rider as at and for six months ended June 30, 2006;

"**Rider Meeting**" means the special meeting of Rider Securityholders to be called and held for the purpose of considering the Arrangement Resolution, the ExploreCo Resolutions and related matters and any adjournments or postponements thereof;

"**Rider Optionholders**" means the holders of Rider Options;

"**Rider Options**" means the stock options outstanding under the Stock Option Plan;

"**Rider Plans**" means the plans listed in the Rider Disclosure Letter and "**Rider Plan**" means any one of them;

"**Rider Securityholders**" means the Rider Shareholders and Rider Optionholders;

"**Rider Shareholders**" means the holders of issued and outstanding Rider Shares;

"**Rider Shares**" means the common shares of Rider;

"**Rider Termination Fee**" has the meaning ascribed thereto in Section 8.3;

"**Securities Authorities**" means the securities commission or similar regulatory authority in each of the province of Canada;

"**Shiningbank Affiliates**" means Shiningbank Energy Ltd., Shiningbank Holdings Corporation, SLP Holdings Inc., Shiningbank Operating Trust, Shiningbank Limited Partnership, Find Energy Ltd. and 999546 Alberta Ltd.;

"**Stock Option Plan**" means the stock option plan of Rider;

"**Subsidiary**" means, with respect to a specified body corporate, any body corporate of which the specified body corporate is entitled to elect a majority of the board of directors thereof and shall include any body corporate, partnership, joint venture or other entity over which it exercises direction or control or which is in a like relation to such a body corporate, excluding any body corporate in respect of which such direction or control is not exercised by the specified body corporate as a result of existing contracts, agreements and commitments;

"**Superior Proposal**" means any bona fide written Acquisition Proposal made unsolicited after the date hereof by a third party (other than by the Acquiror or its affiliates), that in the good faith determination of the Board of Directors of Rider (based upon advice from its financial advisors and outside legal counsel as reflected in the minutes of a meeting of the board of directors of Rider): (i) is reasonably capable of being completed without undue delay, taking into account all legal, financial, regulatory and other aspects of such proposal and the party making such proposal; (ii) would, if consummated in accordance with its terms, result in a transaction more favourable to Rider Securityholders from a financial point of view than the transactions contemplated by this Agreement; and (iii) in respect of which the financing is then committed or confirmation is provided from the sources of financing to be used to complete the transaction contemplated by such proposal that such financing is available without delays or conditions (other than the conditions attached to such proposal provided such conditions are in the normal course for transactions of this type);

"**Swaps**" means any transaction which is a rate swap transaction, basis swap, forward rate transaction, commodity swap, hedge, commodity option, equity or equity index swap, equity or equity index option, bond option, interest rate option, foreign exchange transaction, cap transaction, floor transaction, collar transaction, currency swap transaction, cross-currency rate swap transaction, currency option, forward sale, exchange traded futures contract or any other similar transaction (including any option with respect to any of these transactions or any combination of these transactions);

"**Tax Act**" means the *Income Tax Act* (Canada), R.S.C. 1985, c.l. (5th Supp), as amended, including the regulations promulgated thereunder, as amended from time to time;

"**Taxes**" shall mean all taxes, however denominated, including any interest, penalties or other additions that may become payable in respect thereof, imposed by any federal, territorial, state, local or foreign government or any agency or political subdivision of any such government, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including, but not limited to, federal income taxes and provincial income taxes), payroll and employee withholding taxes, unemployment insurance, social insurance taxes, sales and use taxes, ad valorem taxes, excise taxes, franchise taxes, gross receipts taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, workers compensation and other governmental

charges, and other obligations of the same or of a similar nature to any of the foregoing, which Acquiror or Rider (or any of their respective Subsidiaries), as the case may be, is required to pay, withhold, remit or collect;

"**TSX**" means the Toronto Stock Exchange; and

"**Voting Agreements**" means agreements substantially in the form attached hereto as Schedule E between the Acquiror and certain holders of not less than 21% of the issued and outstanding Rider Shares (on a fully diluted basis) including all of the directors and officers of Rider.

1.2 Interpretation Not Affected by Headings, Etc.

The division of this Agreement into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

1.3 Article References, Etc.

Unless the contrary intention appears, references in this Agreement to an Article, Section or Schedule by number or letter or both refer to the Article, Section or Schedule, respectively, bearing that designation in this Agreement.

1.4 Number and Gender

In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa; words importing gender shall include all genders; and words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any governmental agency, political subdivision or instrumentality thereof).

1.5 Entire Agreement

This Agreement, the Confidentiality Agreement and the Voting Agreements, together with the agreements and documents herein and therein referred to, constitute the entire agreement among the Parties pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, among the Parties with respect to the subject matter hereof. To the extent there is any inconsistency between this Agreement and the Confidentiality Agreement, this Agreement shall supersede the Confidentiality Agreement.

1.6 Date for Any Action

If the date on which any action is required to be taken hereunder by any Party is not a business day, such action shall be required to be taken on the next succeeding day which is a business day.

1.7 Currency

Unless otherwise stated, all references in this Agreement to sums of money are expressed in Canadian dollars.

1.8 Schedules

The following schedules attached hereto are incorporated into and form an integral part of this Agreement:

A – Plan of Arrangement
B – Form of ExploreCo Conveyance Agreement
C – Representations and Warranties of Rider
D – Representations and Warranties of Acquiror
E – Form of Voting Agreement

1.9 Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement in respect of Rider shall have the meanings attributable thereto under Canadian GAAP and all determinations of an accounting nature in respect of Rider required to be made shall be made in a manner consistent with Canadian GAAP and, when used in connection with Rider or the Rider Affiliates, on a basis consistent with the Rider Financial Statements.

1.10 Material

The terms "**material**" and "**materially**" shall, when used in this Agreement, be construed, measured or assessed on the basis of whether the matter would materially affect a Party and its affiliates (the Rider Affiliates in the case of Rider and the Shiningbank Affiliates in the case of Acquiror and AcquisitionCo) taken as a whole or would significantly impede the completion of the Arrangement or the other transactions contemplated hereby.

1.11 Disclosure in Writing

The phrase "**except as previously disclosed in writing**" and similar expressions used in this Agreement shall be construed for all purposes of this Agreement as referring to a disclosure letter prepared by Rider and delivered to Acquiror prior to the execution and delivery of this Agreement (the "**Rider Disclosure Letter**") or the disclosure letter prepared by Acquiror and delivered to Rider prior to the execution and delivery of this Agreement (the "**Acquiror Disclosure Letter**") as the case may be. Disclosure by Acquiror or Rider in any particular schedule or exhibit of the Acquiror Disclosure Letter or the Rider Disclosure Letter as the case may be will be deemed to be disclosure of the information for all purposes of this Agreement.

1.12 References to Legislation

References in this Agreement to any statute or Sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

1.13 Enforceability

All representations, warranties, covenants and opinions in or contemplated by this Agreement as to the enforceability of any covenant, agreement or document are subject to enforceability being limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws relating to or affecting creditors' rights generally, and the discretionary nature of certain remedies (including specific performance and injunctive relief and general principles of equity).

ARTICLE 2
THE ARRANGEMENT

2.1 Interim Order

As soon as reasonably practicable, Rider shall apply to the Court in a manner acceptable to Acquiror, acting reasonably, pursuant to subsection 193(2) of the ABCA and, in cooperation with Acquiror and AcquisitionCo, prepare, file and diligently pursue an application for the Interim Order providing, among other things:

(a) with respect to the Rider Meeting:

(i) the securities of Rider for which holders shall be entitled to vote on the Arrangement Resolution and the ExploreCo Resolutions shall be the Rider Shares and the Rider Options;

(ii) the Rider Shareholders and the Rider Optionholders shall be entitled to vote on the Arrangement Resolution and the ExploreCo Resolutions together as a single class, and not as separate classes, with each Rider Shareholder being entitled to one vote for each Rider Share held by such holder and each Rider Optionholder being entitled to one vote for each Rider Share issuable pursuant to the Rider Options held by such holder;

(iii) the requisite majority for the approval of the Arrangement Resolution shall be two-thirds of the votes cast by the Rider Securityholders present in person or by proxy at the Rider Meeting, voting together as a single class, and not as separate classes and a majority of Rider Shareholders excluding those Rider Shareholders who may not vote as provided under Ontario Securities Commission Rule 61-501; and

(iv) the requisite majority for the approval of the ExploreCo Resolutions shall be a majority of the Rider Securityholders excluding votes by Rider Securityholders who participate in the ExploreCo Private Placement;

(b) for the grant of the Dissent Rights; and

(c) for the notice requirements with respect to the presentation of the application to the Court for the Final Order.

2.2 Information Circular and Meeting

As promptly as practical following the execution of this Agreement and in compliance with the Interim Order and applicable corporate and securities laws, Rider shall:

(a) prepare (in consultation with Acquiror) the Information Circular and cause such circular to be mailed to the Rider Securityholders and filed with applicable regulatory authorities and other governmental authorities in all jurisdictions where the same are required to be mailed and filed; and

(b) convene the Rider Meeting.

2.3 Final Order

If the Interim Order and the approval of Rider Securityholders are obtained, each of Acquiror, AcquisitionCo and Rider shall as soon as reasonably practicable thereafter take all steps necessary or desirable to submit the Arrangement to the Court and diligently pursue an application for the Final Order pursuant to subsection 193(9) of the ABCA.

2.4 Articles of Arrangement and Effective Date

Each of Acquiror, AcquisitionCo and Rider will carry out the terms of the Interim Order and the Final Order as soon as is reasonably practicable after the issuance of the Interim Order and Final Order, respectively, and as soon as practicable following the receipt of the Final Order and subject to the satisfaction or waiver of the conditions set forth in Article 6, Rider shall file Articles of Arrangement with the Registrar pursuant to subsection 193(10) of the ABCA to give effect to the Arrangement and implement the Plan of Arrangement. The Arrangement shall become effective on the Effective Date and the steps to be carried out pursuant to the Arrangement shall become effective on the Effective Date in the order set out in the Plan of Arrangement.

2.5 ExploreCo

Prior to the Effective Date, Rider shall cause ExploreCo to be incorporated under the ABCA.

2.6 Rider Employees

Unless otherwise agreed to by Rider and Acquiror, ExploreCo shall make offers of employment to the Rider Employees effective at the Effective Time. All such offers shall be conditional upon each such employee executing releases, in a form satisfactory to Acquiror, releasing Rider from all obligations to such employees whatsoever, other than: (a) any right of indemnity under Rider's by-laws or indemnity agreements disclosed to Acquiror in the Rider Disclosure Letter; and (b) any right pursuant to directors and officers insurance currently in place or put in place pursuant to Section 5.8.

2.7 ExploreCo

(a) Prior to the Effective Time, Rider shall not cause or permit ExploreCo to: (i) issue any securities or enter into any agreements to issue or grant options, warrants or rights to purchase any of its securities except for the issuance of a nominal number of common shares on incorporation, or (ii) carry on any business, enter into any transaction or effect any corporate act whatsoever, other than as contemplated herein or as reasonably necessary to carry out the transactions contemplated by the Plan of Arrangement unless previously agreed in writing by the Parties.

(b) Prior to the mailing of the Information Circular, Rider shall determine, acting reasonably, the composition of the board of directors and senior management of ExploreCo.

(c) Rider shall cause ExploreCo to complete the transactions contemplated herein and in the Plan of Arrangement or shall obtain written covenants from ExploreCo to Rider and Acquiror to complete the transactions contemplated herein and in the Plan of Arrangement.

2.8 Rider Options

Rider:

(a) shall take all necessary actions to cause the vesting of all outstanding Rider Options prior to the Effective Time to permit holders of Rider Options to exercise all Rider Options prior to the Effective Time;

(b) shall amend the Stock Option Plan to allow the Rider Options to be exchanged by the Rider Optionholders as contemplated by Section 3.1(g) of the Plan of Arrangement; and

(c) shall not issue Rider Shares on a flow-through basis under the Stock Option Plan.

2.9 Rider Approval

(a) Rider represents as of the date hereof that the members of the Board of Directors of Rider:

  (i) have unanimously determined that the Arrangement and the ExploreCo Resolutions are in the best interests of Rider; and

  (ii) have unanimously resolved to recommend that the Rider Securityholders vote in favour of the Arrangement and the ExploreCo Resolutions.

(b) Rider represents as of the date hereof that it has received an opinion of each of FirstEnergy Capital Corp. and Scotia Waterous Inc., dated the date of this Agreement, to the effect that, as of such date, the consideration to be received by the Rider Securityholders pursuant to the Arrangement is fair, from a financial point of view, to the Rider Securityholders.

(c) Rider represents as of the date hereof that each member of its Board of Directors has advised that he intends to vote all Rider Shares and Rider Options held by such director and any Rider Shares subsequently acquired by such director in favour of the Arrangement Resolution and ExploreCo Resolutions and, accordingly, will so represent in the Information Circular.

(d) Rider represents as of the date hereof that each member of its Board of Directors and each officer of Rider (who, collectively, beneficially own or exercise control or direction over an aggregate 21% of the Rider Shares calculated on a fully diluted basis) has advised that he or she has agreed to enter into a Voting Agreement. Rider covenants and agrees to deliver executed copies of such Voting Agreements to Acquiror within five (5) business days of the date of this Agreement.

2.10 Acquiror Approval

Acquiror represents as of the date hereof that the members of the Board of Directors that participated in the meeting held to consider the Arrangement and the other transactions contemplated by the Agreement (being a quorum for the Board of Directors of Acquiror) have unanimously determined to approve the Arrangement and the other transactions contemplated by this Agreement.

2.11 ExploreCo Private Placement

Subject to receipt of all necessary approvals, including the approval of the ExploreCo Resolutions at the Rider Meeting ExploreCo may complete the ExploreCo Private Placement.

2.12 ExploreCo Incentive Plan

Subject to receipt of all necessary approvals, including the approval of the ExploreCo Resolutions at the Rider Meeting, ExploreCo shall adopt the ExploreCo Incentive Plan.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF RIDER

3.1 Representations

Rider hereby makes to Acquiror and AcquisitionCo the representations and warranties as set forth in Schedule C to this Agreement as of the date of this Agreement and acknowledges that each of Acquiror and AcquisitionCo is relying upon those representations and warranties in connection with entering into this Agreement.

3.2 Survival of Representations and Warranties

The representations and warranties of Rider contained in this Agreement shall survive the execution and delivery of this Agreement.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF ACQUIROR AND ACQUISITIONCO

4.1 Representations

Each of Acquiror and AcquisitionCo hereby makes to Rider the representations and warranties as set forth in Schedule D to this Agreement as of the date of this Agreement, and acknowledges that Rider is relying upon those representations and warranties in connection with entering into this Agreement.

4.2 Survival of Representations and Warranties

The representations and warranties of Acquiror and AcquisitionCo contained in this Agreement shall survive the execution and delivery of this Agreement.

ARTICLE 5
COVENANTS

5.1 Press Releases and Filings

(a) The Parties agree to consult with each other in issuing any press releases or otherwise making public statements with respect to this Agreement or the Arrangement, including without limitation a joint press release which shall be agreed upon and issued as soon as practicable after the execution of this Agreement. Except as required by Laws, each Party shall provide the other Parties with a reasonable period of time to review and comment on all such press releases prior to release thereof.

(b) Each of Acquiror, AcquisitionCo and Rider will make all filings and applications and submissions of information under all Laws which are applicable in connection with the Arrangement and the other transactions contemplated by this Agreement.

5.2 Covenants of Rider

From the date hereof until the Effective Date or termination of this Agreement, except with the prior written consent of Acquiror (such consent not to be unreasonably withheld or delayed), and

except as otherwise expressly permitted or specifically contemplated by this Agreement or required by applicable Laws, Rider covenants and agrees that:

(a) in a timely and expeditious manner it will:

(i) jointly with the Acquiror, prepare the Information Circular and file the Information Circular in all jurisdictions where the same is required to be filed and mail the same as ordered by the Interim Order to the Rider Securityholders and in accordance with all applicable Laws, in all jurisdictions where the same is required, complying in all material respects with all applicable Laws on the date of mailing thereof and ensure that such Information Circular does not contain any misrepresentation (as defined under applicable securities Laws);

(ii) on or before November 30, 2006, but in any case before December 29, 2006, convene and conduct the Rider Meeting in accordance with the Interim Order, Rider's by-laws and applicable Laws; and

(iii) provide notice to Acquiror and AcquisitionCo of the Rider Meeting and allow Acquiror's and AcquisitionCo's representatives to attend the Rider Meeting;

(b) Rider will ensure that the Information Circular (other than the Acquiror Information) provides Rider Securityholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters before them, and will set out the Acquiror Information in the Information Circular in the form approved by Acquiror and AcquisitionCo and shall include, without limitation: (i) any financial statements in respect of prior acquisitions made by Rider that are required to be included therein in accordance with applicable Laws; (ii) the unanimous determination of the Board of Directors of Rider that the Arrangement and the ExploreCo Resolutions are in the best interests of Rider and Rider Securityholders, and include the unanimous recommendation of the Board of Directors of Rider that the Rider Securityholders vote in favour of the Arrangement Resolution and the ExploreCo Resolutions; and (iii) the fairness opinion of Rider's financial advisors that the consideration to be received by the Rider Securityholders pursuant to the Arrangement is fair, from a financial point of view, to Rider Securityholders; provided that, notwithstanding the covenants of Rider in this subsection, prior to the completion of the Arrangement, the Board of Directors of Rider may withdraw, modify or change the recommendation regarding the Arrangement if, in the opinion of such Board of Directors acting reasonably, having received the advice of its outside legal counsel which is reflected in minutes of a meeting of the Board of Directors, such withdrawal, modification or change is required to act in a manner consistent with the fiduciary duties of the Board of Directors of Rider and, provided the Board of Directors shall have complied with the provisions of Sections 5.5 and 5.6;

(c) subject to Section 6.4 and Section 5.6(c), except as required for quorum purposes, not postpone or cancel (or propose for adjournment, postponement or cancellation) the Rider Meeting without Acquiror's and AcquisitionCo's prior written consent except as required by Laws;

(d) in a timely and expeditious manner, it will prepare (in consultation and in cooperation with Acquiror and AcquisitionCo) and file any mutually agreed (or otherwise required by applicable Laws) amendments or supplements to the Information Circular and mail the same as required by the Interim Order to the Rider Securityholders and in accordance with all applicable Laws, in all jurisdictions where the same is required, complying in all material respects with all applicable legal requirements on the date of mailing thereof;

(e) except for proxies (unless otherwise requested by Acquiror) and other non-substantive communications with securityholders, Rider will furnish promptly to Acquiror and AcquisitionCo, or provide Acquiror and AcquisitionCo with reasonable access to review, a copy of each notice, report, schedule or other document or communication delivered, filed or received by Rider in connection with the Arrangement, the Interim Order, the Rider Meeting or the Final Order or any filings under applicable Laws;

(f) it will use commercially reasonable efforts to solicit from the Rider Securityholders proxies in favour of the Arrangement Resolution and the ExploreCo Resolutions and to take all other action that is necessary or desirable to secure the approval of the Arrangement Resolution and the ExploreCo Resolutions, unless and until the Board of Directors of Rider has changed its recommendation in accordance with the terms of this Agreement pursuant to Section 5.5;

(g) it will permit Acquiror and AcquisitionCo and their counsel to review and comment upon drafts of all material to be filed by Rider with the Court in connection with the Plan of Arrangement and provide counsel to Acquiror and AcquisitionCo on a timely basis with copies of any notice of appearance and evidence served on Rider or its counsel in respect of the application for the Final Order or any appeal therefrom and of any notice (written or oral) received by Rider indicating any intention to oppose the granting of the Final Order or to appeal the Final Order;

(h) it will give Acquiror prompt notice of any written notice of dissent, withdrawal of such notice, and any other instruments received by Rider pursuant to any such Dissent Rights;

(i) it shall, and shall cause each of the Rider Affiliates to, conduct its and their respective businesses only in, and not take any action except in, the ordinary course of business consistent with past practice (for greater certainty, where it is an operator of any property, it shall operate and maintain such property in a proper and prudent manner in accordance with good industry practice and the agreements governing the ownership and operation of such property) and Rider shall consult with Acquiror and AcquisitionCo in respect of the ongoing business and affairs of Rider and the Rider Affiliates and keep Acquiror and AcquisitionCo apprised of all material developments relating thereto;

(j) it shall not, directly or indirectly, whether by or through any Subsidiary, do or permit to occur any of the following:

(i) issue, sell, pledge, lease, dispose of, encumber or agree to issue, sell, pledge, lease, dispose of or encumber (or permit any of the Rider Affiliates to issue, sell, pledge, lease, dispose of, encumber or agree to issue, sell, pledge, lease, dispose of or encumber) any shares of, or any options, warrants, calls, conversion privileges or rights of any kind to acquire any shares of it or any of the Rider Affiliates, other than the issue of Rider Shares pursuant to the exercise, conversion or payment in respect of Rider Options (whether vested or unvested), in each case currently outstanding and, except as contemplated by Section 2.8, in accordance with their current terms;

(ii) other than pursuant to obligations or rights under existing contracts, agreements and commitments which have been entered into in the ordinary course of business and which are in the Data Room (to the extent such rights have been exercised or initiated by other persons in accordance with their terms), sell, lease (other than office leases) or otherwise dispose of (or permit any of the Rider Affiliates to dispose of) any assets or enter into any agreement or commitment in respect of any of the foregoing for a consideration in excess

of $50,000 individually or $100,000 in the aggregate other than sale of crude oil, natural gas and related products in the ordinary course of business consistent with past practice;

(iii) amend or propose to amend its articles or by-laws or the articles, charter, by-laws or other similar organizational documents of any of the Rider Affiliates or any of the terms of the Rider Options, except as contemplated by Section 2.8;

(iv) split, combine, reclassify or amend the material terms of any of its outstanding securities or any securities of the Rider Affiliates, or declare, set aside or pay any dividend or other distribution payable in cash, stock, property or otherwise with respect to the Rider Shares or any securities of the Rider Affiliates;

(v) except as permitted in Section 2.8, redeem, purchase or offer to purchase (or permit any of the Rider Affiliates to redeem, purchase or offer to purchase) any Rider Shares (including by way of issuer bid) or other equity securities of it or any of the Rider Affiliates, unless otherwise required by the terms of such securities, Rider Options and obligations or rights under existing contracts, agreements and commitments disclosed in the Data Room (to the extent such rights have been exercised or initiated by other persons);

(vi) reduce the stated capital of Rider against its outstanding securities;

(vii) terminate any employees of Rider or any Subsidiaries;

(viii) repay, redeem, repurchase or retire, or otherwise make any payment in respect of any indebtedness for borrowed money or any of its debt securities, or any rights, warrants, calls or options to acquire any of its debt securities, other than the repayment of bank indebtedness in the ordinary course of business consistent with past practice or as required by their terms as in effect on the date of this Agreement, or authorize, or make any commitment to make any new capital expenditure or expenditures in excess of $50,000 individually or $100,000 in the aggregate, except: (A) as currently set forth in the approved budgets of Rider, copies of which have been provided by Rider to Acquiror; and (B) expenditures for drilling, completion, wellsite facilities, seismic, land or assets intended for ExploreCo which for greater certainty shall not be subject to the foregoing covenant and for which ExploreCo shall agree to reimburse Rider under the ExploreCo Conveyance through the assumption of debt or otherwise;

(ix) reorganize, amalgamate or merge it or any of the Rider Affiliates with any other person, corporation, partnership or other business organization whatsoever or reorganize into a royalty trust or income fund or complete a similar transaction or other business combination involving it or any of the Rider Affiliates;

(x) incur or commit to provide guarantees for borrowed money, incur or assume any additional indebtedness for borrowed money or issue any additional debt securities except in the ordinary course of business pursuant to its existing credit facility or otherwise in excess of $50,000 individually or $100,000 in the aggregate;

(xi) except as required by Canadian GAAP or applicable Law make, change or revoke any material election relating to Taxes, change any annual accounting period, adopt or change any existing accounting practices, take any action, or omit to take any action, in either case inconsistent with past practice, relating to the filing of any tax return or the payment

of any Tax, settle any material tax claim or assessment or surrender any right to claim a tax refund;

(xii) acquire (including by merger, amalgamation, plan of arrangement, consolidation or acquisition of stock or assets or any other business combination) any corporation, partnership, other business organization or any material interest therein or division thereof or any assets, in each case having a value in excess of $50,000 individually or $100,000 in the aggregate, except: (A) as currently set forth in the approved budgets of Rider, copies of which have been provided by Rider to Acquiror; and (B) expenditures for seismic, land or assets intended for ExploreCo which for greater certainty shall not be subject to the foregoing covenant and for which ExploreCo shall agree to reimburse Rider under the ExploreCo Conveyance through the assumption of debt or otherwise;

(xiii) except as permitted in Section 2.8, adopt or amend or make any contribution to any bonus, employee benefit plan, profit sharing, deferred compensation, insurance, incentive compensation, other compensation or other similar plan, agreement, stock purchase plan, fund or arrangement for the benefit of employees, except as is necessary to comply with the law or with respect to existing provisions of any such plans, programs, arrangements or agreements;

(xiv) pay, settle, discharge or satisfy any material claim, liability or obligation (whether absolute, accrued, asserted or unasserted, contingent or otherwise), other than in the ordinary course of business and consistent with past practice;

(xv) enter into any Swaps or other similar financial instruments or forward sales of production having a term in excess of 30 days;

(xvi) enter into any employment, consulting or contract operating agreement; and

(xvii) except as otherwise provided in Section 5.8, amend, modify or terminate any insurance policy of Rider or of any Rider Affiliate in effect on the date hereof, except for the scheduled renewal of Rider's current directors' and officers' liability insurance policy for a period of not more than one year, on the terms (including price) currently in effect under such policy, or the most similar terms then available, as permitted by the terms of such policy and except for scheduled renewals of any other insurance policy of Rider or any Rider Affiliate in effect on the date hereof in the ordinary course of business consistent with past practice;

(k) it shall not, and shall cause each of the Rider Affiliates to not, other than as required pursuant to existing Rider Plans or agreements, enter into or modify any employment, severance, collective bargaining or similar agreements, policies or arrangements with, or grant any bonuses, salary increases, stock options, pension or supplemental pension benefits, profit sharing, retirement allowances, deferred compensation, incentive compensation, severance or termination pay to, or make any loan to, any employees, officers or directors of it; provided that the foregoing shall not prevent Rider from: (A) taking such action that is reasonably necessary to permit the conditional exercise of Rider Options as provided in Section 2.8; or (B) allowing Rider Employees and ExploreCo to enter into employment agreements and Rider and Rider Employees entering into releases, in both cases conditional upon the Plan of Arrangement becoming effective, with respect to the future of employment of Rider Employees by ExploreCo;

(l) it shall use its reasonable commercial efforts (and cause each of the Rider Affiliates to use reasonable commercial efforts) to cause its current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(m) it shall:

(i) use its reasonable commercial efforts, and cause each of the Rider Affiliates to use its reasonable commercial efforts, to preserve intact its business organizations and goodwill, to maintain satisfactory relationships with customers, suppliers, agents, tenants, co-owners, employees and others having business relationships with it or the Rider Affiliates;

(ii) provide to Acquiror and AcquisitionCo reports on its operation and affairs as may be reasonably requested by Acquiror or AcquisitionCo;

(iii) not take any action, or permit any of the Rider Affiliates to take any action, that would interfere with or be inconsistent with the completion of the transactions contemplated hereunder or would render, or that reasonably may be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect at any time prior to the Effective Time if then made; and

(iv) promptly notify Acquiror and AcquisitionCo of: (A) any material adverse change, or any event or circumstance which would reasonably be expected to become a material adverse change, in respect of Rider; and (B) of any material Governmental Entity or third party litigation, complaints, investigations or hearings (or communications indicating that the same may be contemplated);

(n) it shall not and shall cause the Rider Affiliates not to settle or compromise any claim brought by any present, former or purported holder of any of its securities in connection with the transactions contemplated by this Agreement or the Arrangement prior to the Effective Time;

(o) except as Disclosed by Rider or as required by applicable Laws, it and the Rider Affiliates shall not:

(i) authorize any waiver, release or relinquishment of any material contractual right; or

(ii) enter into or modify in any material respect or terminate any contract, agreement, commitment or arrangement which new contract or series of related new contracts or modification to or termination of an existing contract or series of related existing contracts would be material to Rider or would have a material adverse effect on Rider;

(p) as soon as reasonably practicable, it shall use all commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to its and Acquiror's and AcquisitionCo's obligations hereunder set forth in Article 6 to the extent the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the Arrangement and the transactions contemplated by this Agreement, including using its commercially reasonable efforts to:

(i) effect all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the Arrangement and the transactions contemplated by this Agreement;

(ii) oppose, lift or rescind any injunction or restraining order or other order, proceeding or action challenging or affecting this Agreement or the transactions contemplated hereby by seeking to restrain, enjoin or prohibit the consummation of the Arrangement in accordance with the terms hereof;

(iii) fulfill all conditions and satisfy all provisions of this Agreement required to be fulfilled or satisfied by Rider and the Arrangement required to be fulfilled or satisfied by it; and

(iv) cooperate with AcquisitionCo and Acquiror in connection with the performance by it of its obligations hereunder;

(q) it shall not take any action, refrain from taking any action (subject to its commercially reasonable efforts), or permit any action to be taken or not taken, inconsistent with this Agreement or which would reasonably be expected to materially impede the completion of the Arrangement or the other transactions contemplated hereby;

(r) it shall promptly advise AcquisitionCo and Acquiror in writing:

(i) if it becomes aware that the Information Circular or any application for an order hereunder contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made or that otherwise requires an amendment or supplement to the Information Circular or such application;

(ii) of any event, condition or circumstance that would be reasonably expected to cause any representation or warranty of Rider contained in this Agreement to be untrue or inaccurate on the Effective Date (or, in the case of any representation or warranty made as of a specified date, as of such specified date);

(iii) of any material change contemplated or, to the knowledge of Rider, threatened in its business, operations, affairs, assets, capitalization, financial condition, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise, of Rider or of any change in any representation or warranty provided by Rider in this Agreement which change is or may be of such a nature to render any representation or warranty misleading or untrue in any material respect and Rider shall in good faith discuss with Acquiror and AcquisitionCo any change in circumstances (actual, anticipated, contemplated, or to the knowledge of Rider threatened) which is of such a nature that there may be a reasonable question as to whether notice needs to be given to Acquiror and AcquisitionCo pursuant to this provision; and

(iv) of any material breach by Rider of any covenant, obligation or agreement contained in this Agreement;

(s) Rider shall indemnify and save harmless Acquiror and AcquisitionCo and the directors, officers and agents of Acquiror and AcquisitionCo from and against any and all liabilities, claims, demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which Acquiror or AcquisitionCo, or any director, officer or agent thereof may be

subject or which Acquiror or AcquisitionCo, or any director, officer or agent thereof may suffer, whether under the provisions of any statute or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of:

(i) any misrepresentation or alleged misrepresentation in the Information Circular or in any material filed in compliance or intended compliance with any applicable Laws;

(ii) any order made or any inquiry, investigation or proceeding by any securities commission or other competent authority based upon any untrue statement or omission or alleged untrue statement or omission of a material fact or any misrepresentation or any alleged misrepresentation in the Information Circular or in any material filed by or on behalf of Rider in compliance or intended compliance with applicable Laws, which prevents or restricts the trading in the Rider Shares; and

(iii) Rider not complying with any requirement of applicable Laws in connection with the transactions contemplated in this Agreement;

except that Rider shall not be liable in any such case to the extent that any such liabilities, claims, demands, losses, costs, damages and expenses arise out of or are based upon any misrepresentation or alleged misrepresentation of a material fact based solely on the Acquiror Information included in the Information Circular or the negligence of Acquiror or AcquisitionCo.; and

(t) it shall use its commercially reasonable efforts to cause the leases related to its head office premises and its field office located in Drayton Valley to be assigned to ExploreCo at the Effective Date and to cause any costs associated with such assignment to be paid by ExploreCo.

5.3 Covenants of Acquiror and AcquisitionCo

From the date hereof until the Effective Date or termination of this Agreement, except with the prior written consent of Rider (such consent not to be unreasonably withheld or delayed), and except as otherwise expressly permitted or specifically contemplated by this Agreement and transactions (including financing transactions) necessary to implement the Arrangement or as required by applicable Laws, each of Acquiror and AcquisitionCo covenants and agrees that:

(a) it will assist Rider in the preparation of the Information Circular and provide to Rider in a timely and expeditious manner the Acquiror Information as reasonably requested by Rider or as required by the Interim Order or applicable Laws for inclusion in the Information Circular, complying in all material respects with the Acquiror Trust Indenture and all applicable Laws on the date of mailing thereof and ensure that the Acquiror Information does not contain any misrepresentation (as defined under applicable securities Laws) and provides Rider Securityholders with Acquiror Information in sufficient detail to permit them to form a reasoned judgment concerning the matters before them;

(b) in a timely and expeditious manner, it will cooperate with Rider in the preparation of any amendments or supplements to the Information Circular reasonably required by Rider or otherwise required by applicable Laws;

(c) except for non-substantive communications with securityholders, Acquiror will furnish promptly to Rider, or provide Rider with reasonable access to review, a copy of each notice, report,

schedule or other document or communication delivered, filed or received by Acquiror in connection with the Arrangement, or any filings under applicable Laws in connection therewith;

(d) Acquiror shall take all necessary action to ensure that AcquisitionCo performs its obligations hereunder, including, without limitation, ensuring that AcquisitionCo has sufficient funds to carry out its obligations under this Agreement and the Arrangement and to pay related fees and expenses;

(e) as soon as reasonably practicable, it shall use all commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to its and Rider's obligations hereunder set forth in Article 6 to the extent the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the Arrangement and the transactions contemplated by this Agreement, including using its commercially reasonable efforts to:

(i) effect all necessary registrations, filings and submissions of information requested by Governmental Entities or required to be effected by it in connection with the Arrangement and the transactions contemplated by this Agreement;

(ii) oppose, lift or rescind any injunction or restraining order or other order, proceeding or action challenging or affecting this Agreement or the transactions contemplated hereby by seeking to restrain, enjoin or prohibit the consummation of the Arrangement in accordance with the terms hereof;

(iii) fulfill all conditions and satisfy all provisions of this Agreement required to be fulfilled or satisfied by the AcquisitionCo and Acquiror and the Arrangement required to be fulfilled or satisfied by each of them; and

(iv) cooperate with Rider in connection with the performance by it of its obligations hereunder;

(f) it shall not take any action, refrain from taking any action (subject to its commercially reasonable efforts), or permit any action to be taken or not taken, inconsistent with this Agreement or which would reasonably be expected to materially impede the completion of the Arrangement or the other transactions contemplated hereby;

(g) it shall promptly advise Rider in writing:

(i) if it becomes aware that the Acquiror Information or any application for an order hereunder contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made or that otherwise requires an amendment or supplement to the Information Circular or such application;

(ii) of any event, condition or circumstance that might be reasonably expected to cause any representation or warranty of AcquisitionCo and Acquiror contained in this Agreement to be untrue or inaccurate on the Effective Date (or, in the case of any representation or warranty made as of a specified date, as of such specified date);

(iii) of any material change contemplated or, to the knowledge of Acquiror and AcquisitionCo, threatened in its business, operations, affairs, assets, capitalization,

financial condition, licenses, permits, rights; privileges or liabilities, whether contractual or otherwise, of Acquiror and AcquisitionCo or of any change in any representation or warranty provided by Acquiror and AcquisitionCo in this Agreement which change is or may be of such a nature to render any representation or warranty misleading or untrue in any material respect and Acquiror and AcquisitionCo shall in good faith discuss with Rider any change in circumstances (actual, anticipated, contemplated, or to the knowledge of Acquiror and AcquisitionCo threatened) which is of such a nature that there may be a reasonable question as to whether notice needs to be given to Rider pursuant to this provision;

(iv) of any material breach by AcquisitionCo or Acquiror of any covenant, obligation or agreement contained in this Agreement; and

(h) each of Acquiror and AcquisitionCo shall indemnify and save harmless Rider and the directors, officers and agents of Rider from and against any and all liabilities, claims, demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which Rider, or any director, officer or agent thereof may be subject or which Rider, or any director, officer or agent thereof may suffer, whether under the provisions of any statute or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of:

(i) any misrepresentation or alleged misrepresentation in the Acquiror Information or in any material filed in compliance or intended compliance with any applicable Laws;

(ii) any order made or any inquiry, investigation or proceeding by any securities commission or other competent authority based upon any untrue statement or omission or alleged untrue statement or omission of a material fact or any misrepresentation or any alleged misrepresentation in the Acquiror Information or in any material filed by or on behalf of Acquiror and AcquisitionCo in compliance or intended compliance with applicable Laws, which prevents or restricts the trading in the Acquiror Units; and

(iii) Acquiror or AcquisitionCo not complying with any requirement of applicable Laws in connection with the transactions contemplated in this Agreement;

except that Acquiror and AcquisitionCo shall not be liable in any such case to the extent that any such liabilities, claims, demands, losses, costs, damages and expenses arise out of or are based upon any misrepresentation or alleged misrepresentation of a material fact based solely on the Information Circular other than the Acquiror Information or the negligence of Rider; and

(i) the record date for the distribution to be paid on the Acquiror Units for the month of December 2006 will be December 31, 2006.

5.4 Mutual Covenants

From the date hereof until the Effective Date, each of Rider, Acquiror and AcquisitionCo will use its reasonable commercial efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under applicable Laws to complete the Arrangement, including using reasonable efforts:

(a) to obtain all necessary waivers, consents and approvals required to be obtained by it from other parties to loan agreements, leases and other contracts;

(b) to obtain all necessary consents, assignments, waivers and amendments to or terminations of any instruments and take such measures as may be appropriate to fulfill its obligations hereunder and to carry out the transactions contemplated hereby; and

(c) to effect all necessary registrations and filings and submissions of information requested by governmental authorities required to be effected by it in connection with the Arrangement, and each of Rider, Acquiror and AcquisitionCo will use its reasonable commercial efforts to cooperate with the other in connection with the performance by the other of their obligations under this Section 5.4.

5.5 Non-Solicitation

(a) Rider shall immediately cease and cause to be terminated all existing discussions or negotiations or other proceedings (including, without limitation, through any of its officers, directors, employees, advisors, representatives and agents (collectively, its "**Representatives**")), if any, with any parties initiated before the date of this Agreement with respect to any Acquisition Proposal and shall immediately request the return or destruction of all information provided to any third parties who have entered into a confidentiality agreement with Rider relating to an Acquisition Proposal and shall use all reasonable commercial efforts to ensure that such requests are honoured.

(b) Rider shall not directly or indirectly, do or authorize or permit any of its Representatives to do, any of the following through any Representative or otherwise:

(i) solicit, initiate, encourage or otherwise facilitate (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) or take any action to solicit, initiate, knowingly encourage or facilitate any inquiries, communication or proposals regarding, or that may reasonably be expected to lead to, an Acquisition Proposal or potential Acquisition Proposal;

(ii) participate in any negotiations or discussions regarding, or provide to any person any information with respect to its business, properties, operations, prospect or conditions (financial or otherwise) or otherwise in connection with, or otherwise cooperate in any way with, any Acquisition Proposal or potential Acquisition Proposal;

(iii) waive, or otherwise forbear in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive or otherwise forbear in respect of, any rights or other benefits under confidential information agreements, including, without limitation, any "standstill provisions" thereunder;

(iv) withhold, withdraw or modify in a manner adverse to the Acquiror and AcquisitionCo, the approval of the Board of Directors of Rider, if applicable, of the transactions contemplated hereby;

(v) approve or recommend any Acquisition Proposal or potential Acquisition Proposal; or

(vi) cause Rider to enter into any agreement related to any Acquisition Proposal or potential Acquisition Proposal;

provided however that, notwithstanding the preceding part of this Section 5.5(b) and any other provision of this Agreement, nothing shall prevent the Board of Directors of Rider prior to the

approval of the Arrangement Resolution by the Rider Securityholders at the Rider Meeting from considering, participating in discussions or negotiations in respect of, or responding to, an unsolicited bona fide written Acquisition Proposal from any person (but, subject to Section 5.6, not approve, recommend, accept or enter into any agreement, arrangement or understanding with respect to such Acquisition Proposal), provided that: (A) the Board of Directors of Rider determines in good faith, after consultation with financial and outside legal advisors as reflected in the minutes of a meeting of the Board of Directors of Rider, that the Acquisition Proposal is a Superior Proposal; (B) the Board of Directors of Rider after consultation with outside legal advisors as reflected in the minutes of a meeting of the Board of Directors of Rider determines in good faith it is necessary for such Board of Directors to take such action in order to avoid breaching its fiduciary duties; and (C) prior to entering into discussions or negotiations with any person regarding the Superior Proposal, Rider notifies Acquiror and AcquisitionCo of its determination that such Acquisition Proposal constitutes a Superior Proposal;

(c) Rider agrees not to release any third party from any confidentiality or standstill agreement to which such third party is a party, or modify or waive the terms thereof except pursuant to Section 5.6(a);

(d) Promptly, and in any event within 24 hours, after the receipt by any Representatives of Rider of any bona fide written Acquisition Proposal, or any material amendments to such Acquisition Proposal, or any request for non-public information relating to Rider or any material Subsidiary, Rider shall notify Acquiror and AcquisitionCo at first orally and then in writing. Such written notice shall include a description of the terms and conditions of any inquiry or Acquisition Proposal or any amendment thereto, the identity of the person making such inquiry or Acquisition Proposal and provide such other details of the Acquisition Proposal or inquiry as Acquiror and AcquisitionCo may reasonably request, including a copy of any written Acquisition Proposal. Rider shall, upon request of Acquiror and AcquisitionCo, promptly inform Acquiror and AcquisitionCo of the status, including any change to the material terms, of any such Acquisition Proposal;

(e) If, prior to the approval of the Arrangement Resolution by the Rider Securityholders at the Rider Meeting, Rider receives a request for non-public information from a person who proposes an Acquisition Proposal in respect of Rider (the existence and content of which have been disclosed to Rider or Acquiror and AcquisitionCo, as the case may be), and the Board of Directors of Rider determines that such proposal is a Superior Proposal pursuant to Section 5.6(a) then, and only in such case, the Board of Directors of Rider may, subject to the execution of a confidentiality agreement between Rider and such person containing terms substantially similar to the Confidentiality Agreement, provide such person with access to information regarding Rider; provided, however, that:

(i) Rider sends a copy of any such confidentiality agreement to Acquiror and AcquisitionCo immediately upon its execution; and

(ii) Acquiror and AcquisitionCo are provided with a list of, and access to, the information, if any, provided to such person that was not previously provided to Acquiror and AcquisitionCo;

(f) Rider shall reaffirm its recommendation to vote in favour of the Arrangement by press release promptly after:

(i) any Acquisition Proposal which is publicly announced has been determined not to be a Superior Proposal; or

(ii) Rider, Acquiror and AcquisitionCo enter into an amended Agreement; and

(g) Rider shall ensure that its Representatives and the Rider Affiliates are aware of the provisions of this Section 5.5, and it shall be responsible for any breach of this Section 5.5 by its Representatives and the Rider Affiliates.

5.6 Notice of Superior Proposal Determination

(a) Rider covenants that:

(i) it shall not enter into any agreement in respect of an Acquisition Proposal (other than a confidentiality agreement contemplated by Section 5.5(e)) (a "**Proposed Agreement**") on the basis that it would constitute a Superior Proposal; and

(ii) its Board of Directors will not withdraw, modify or change its recommendation concerning the Arrangement after the public announcement of an Acquisition Proposal that is a Superior Proposal in respect of which no Proposed Agreement has been or is proposed to be entered into (an "**Announced Acquisition Proposal**") or recommend any Announced Acquisition Proposal,

unless: (A) it has provided the Acquiror and AcquisitionCo with written notice that its Board of Directors has determined that it has received a Superior Proposal and, in the case of clause (a)(i) above, it has provided the Acquiror and AcquisitionCo with a copy of any Proposed Agreement executed by the party making such Superior Proposal not less than three business days prior to the proposed execution by Rider, and in the case of clause (a)(ii) above, it has provided the Acquiror and AcquisitionCo with not less than three business days written notice that its Board of Directors intends to withdraw, modify or change its recommendation regarding the Arrangement following the public announcement of an Announced Acquisition Proposal or to recommend any Announced Acquisition Proposal (either such three business day period, the "**Notice Period**"); (B) it has complied with Section 5.5 with respect thereto; (C) the approval of the Arrangement by the Rider Securityholders has not yet occurred; (D) it has complied with the provisions of Section 5.6(b); and (E) before entering to any Proposed Agreement, this Agreement shall have been terminated pursuant to Section 8.1(e).

(b) During the Notice Period (as defined above), Rider acknowledges that the Acquiror and AcquisitionCo shall have the opportunity, but not the obligation, to offer to amend the terms of this Agreement and the Arrangement. The Board of Directors of Rider will review any offer by the Acquiror and AcquisitionCo to amend the terms of this Agreement in good faith in order to determine, in its discretion in the exercise of its fiduciary duties, whether the Acquiror's and AcquisitionCo's offer upon acceptance by Rider would result in such Superior Proposal ceasing to be a Superior Proposal. If the Board of Directors of Rider so determines, it will enter into an amended Agreement with the Acquiror and AcquisitionCo reflecting such amended proposal. If:

(i) the Acquiror and AcquisitionCo do not offer to amend the terms of this Agreement and the Arrangement; or

(ii) the Board of Directors of Rider determines, in good faith and after consultation with its financial and legal advisors as reflected in the minutes of a meeting of the Board of

Directors of Rider that such Superior Proposal continues to be a Superior Proposal and therefore rejects the Acquiror's and AcquisitionCo's amended proposal;

and Rider has complied with the other requirements of Sections 5.5 and 5.6(a), Rider shall be entitled to enter into the Proposed Agreement and withdraw, modify or change its recommendation concerning the Arrangement and recommend the Superior Proposal.

(c) If Rider provides the Acquiror and AcquisitionCo with notice under Section 5.6(a) on a date that is less than five business days before the date of the Rider Meeting, subject to applicable Laws, Rider shall use its commercially reasonable efforts to postpone or adjourn the Rider Meeting to a date that is at least five business days but not more than 10 business days after the scheduled date of the Rider Meeting.

(d) Rider also acknowledges and agrees that each successive modification of any Acquisition Proposal shall constitute a new Acquisition Proposal for purposes of the requirement under Section 5.6(a) to initiate an additional three business day notice period.

5.7 Access to Information

(a) Subject to Section 5.7(b) and applicable Laws, upon reasonable notice, Rider shall (and shall cause each of the Rider Affiliates to) afford Acquiror's and AcquisitionCo's officers, employees, counsel, accountants and other authorized representatives and advisors reasonable access, during normal business hours from the date hereof and until the earlier of the Effective Time or the termination of this Agreement, to its and the Rider Affiliates' financial or accounting records, field operations, premises, properties, books, contracts, computer systems and records as well as to its personnel, and, during such period, Rider shall (and shall cause each of the Rider Affiliates to) furnish promptly to Acquiror and AcquisitionCo all information concerning Rider's and the Rider Affiliates' business, properties and personnel as Acquiror and AcquisitionCo may reasonably request.

(b) Each of Acquiror and AcquisitionCo acknowledges that information provided by Rider to it under Section 5.7 is subject to the Confidentiality Agreement which shall remain in full force and effect notwithstanding any other provision of this Agreement or any termination of this Agreement.

5.8 Directors' and Officers' Insurance

(a) Acquiror and AcquisitionCo shall ensure that the by-laws of Rider and any corporation continuing following any amalgamation, merger, plan of arrangement, consolidation or winding-up of Rider with or into one or more other persons (a "**Continuing Corporation**") shall contain the provisions with respect to indemnification set forth in Rider's by-laws, which provisions shall not, except to the extent required by law, be amended, repealed or otherwise modified for a period of six years from the Effective Date in any manner that would adversely affect the rights thereunder of individuals who, immediately prior to the Effective Time, were directors, officers, employees or agents of Rider, unless required by Law, and Acquiror and AcquisitionCo shall ensure that the obligations of Rider under any indemnification agreements between Rider and its directors and certain officers (as disclosed to Acquiror and AcquisitionCo in the Rider Disclosure Letter) continue in place and are assumed by, if applicable, any Continuing Corporation.

(b) Each of Acquiror and AcquisitionCo agrees that Rider shall, prior to the Effective Time, purchase and maintain for the period from the Effective Time until six years after the Effective Time on a "trailing" (or "run-off") basis, a directors' and officers' insurance policy for all present and former

directors and officers of Rider, covering claims made prior to or within six years after the Effective Time, on terms and conditions which are no less advantageous to the directors and officers of Rider and providing no less than $20 million of coverage for all such present and former directors and officers of Rider provided, however, that in purchasing and maintaining such policy, Rider shall not pay more than $150,000 unless Acquiror consents otherwise.

5.9 Third Party Beneficiaries

The provisions of Sections 5.8 are:

(a) intended for the benefit of the employees of Rider and the Rider Affiliates and all present and former directors and officers of Rider and the Rider Affiliates, as and to the extent applicable in accordance with their terms, and shall be enforceable by each of such persons and his or her heirs, executors, administrators and other legal representatives (collectively, the "**Third Party Beneficiaries**") and Rider and any Continuing Corporation shall hold the rights and benefits of Section 5.8 in trust for and on behalf of the Third Party Beneficiaries and Rider hereby accepts such trust and agrees to hold the benefit of and enforce performance of such covenants on behalf of the Third Party Beneficiaries; and

(b) in addition to, and not in substitution for, any other rights that the Third Party Beneficiaries may have by contract or otherwise.

5.10 Merger of Covenants

The covenants set out in this Agreement (except for Sections 5.8, 5.9, 5.10, 8.2, 8.3, 8.4 and Article 9 which shall survive the completion of the Arrangement) shall not survive the completion of the Arrangement, and shall expire and be terminated without recourse between the Parties upon such completion.

ARTICLE 6
CONDITIONS

6.1 Mutual Conditions

The obligations of Rider, Acquiror and AcquisitionCo to complete the Arrangement and the other transactions contemplated herein are subject to the fulfilment of the following conditions at or before the Effective Time or such other time as is specified below:

(a) on or before November 15, 2006, the Interim Order shall have been granted in form and substance satisfactory to the Parties, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to such Parties, acting reasonably, on appeal or otherwise;

(b) the Arrangement Resolution shall have been approved by the Rider Securityholders at the Rider Meeting on or before December 29, 2006, in accordance with the Interim Order;

(c) on or before December 30, 2006, the Final Order shall have been granted in form and substance satisfactory to the Parties, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to such Parties, acting reasonably, on appeal or otherwise;

(d) the Articles of Arrangement to be filed with the Registrar in accordance with the Arrangement shall be in form and substance satisfactory to each of Acquiror, AcquisitionCo and Rider, acting reasonably;

(e) any consents, waivers, permits, orders and approvals of any Governmental Entity, and the expiry of any waiting periods, in connection with, or required to permit, the consummation of the Arrangement, the failure of which to obtain would render completion of the Arrangement unlawful, shall have been obtained or satisfied on terms that would not reasonably be expected to have a material adverse effect on AcquisitionCo or Rider (including, without limitation, under the *Competition Act* (Canada) and those of any securities or regulatory authorities, including the TSX (for the conditional listing approval of the Acquiror Units to be issued pursuant to the Arrangement);

(f) the Effective Date shall occur on or before December 30, 2006;

(g) there shall be no action taken under any existing Law that:

(i) makes it illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Arrangement or any other transactions contemplated herein;

(ii) has the effect or may have the effect to cease trade, enjoin, prohibit or impose material limitations on trading in the Acquiror Units or Rider Shares;

(iii) results in a judgment or assessment of material damages, directly or indirectly, relating to the transactions contemplated herein;

(iv) prohibits Acquiror's or AcquisitionCo's or Rider's ownership or operation of all or any material portion of the business or assets of Acquiror or AcquisitionCo or Rider, respectively, or compels Acquiror or AcquisitionCo or Rider to dispose of or hold separately all or any portion of the business or assets of Acquiror or AcquisitionCo or Rider or the Rider Shares;

(v) imposes or confirms material limitations on the ability of Acquiror or Acquisitionco to effectively exercise full rights of ownership of the Rider Shares, including, without limitation, the right to vote any such securities; or

(vi) imposes or confirms material limitations on the ability of the Rider Securityholder to effectively exercise full rights of ownership of the Acquiror Units issued pursuant to the Arrangement, including, without limitation, the right to vote any such securities;

(h) this Agreement shall not have been terminated pursuant to Article 8; and

(i) Rider's bankers shall have consented to the Agreement, subject to being paid out in full.

The foregoing conditions are for the mutual benefit of Rider on the one hand and Acquiror and AcquisitionCo on the other hand and may be waived, in whole or in part, by a Party at any time. If any of the said conditions precedent shall not be complied with or waived as aforesaid on or before December 30, 2006, then subject to Section 6.4, a Party may in addition to the other remedies it may have at law or in equity, rescind and terminate this Agreement by written notice to the other Parties in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of such rescinding Party's breach of this Agreement.

6.2 Rider Conditions

The obligation of Rider to complete the Arrangement and the other transactions contemplated herein is subject to the fulfilment of the following additional conditions at or before the Effective Time or such other time as specified below:

(a) the representations and warranties made by Acquiror and AcquisitionCo in Schedule D of this Agreement which are qualified by the expression "material adverse change" or "material adverse effect" shall be true and correct as of the date of this Agreement, and all other representations and warranties made by Acquiror and AcquisitionCo in this Agreement which are not so qualified shall be true and correct in all material respects (provided that where any such representations and warranties relate solely to Find Energy Ltd., materiality shall be determined with reference to Acquiror and the Shiningbank Affiliates taken as a whole) as of the date of this Agreement and on the Effective Date and each of Acquiror and AcquisitionCo shall have provided to Rider a certificate of two qualified officers certifying to such effect on the Effective Date;

(b) from the date hereof up to and including the Effective Time, there shall not have occurred or have been disclosed to the public a material adverse change to Acquiror or AcquisitionCo that has not been disclosed by Acquiror or AcquisitionCo or disclosed to Rider in writing prior to the date hereof, and Acquiror and AcquisitionCo shall have provided to Rider a certificate of two qualified officers to such effect on the Effective Date;

(c) each of Acquiror and AcquisitionCo shall have complied in all material respects with its covenants herein, and each of Acquiror and AcquisitionCo shall have provided to Rider a certificate of two qualified officers certifying that it has so complied with its covenants herein;

(d) the Board of Directors of Acquiror and AcquisitionCo shall have adopted all necessary resolutions, and all other necessary corporate action shall have been taken by Acquiror and AcquisitionCo, to permit the consummation of the Plan of Arrangement;

(e) Acquiror shall have furnished Rider with certified copies of the resolutions duly passed by the Board of Directors of Acquiror and AcquisitionCo approving this Agreement and the consummation of the transactions contemplated hereby;

(f) Acquiror and AcquisitionCo shall obtain all necessary consents, waivers, permissions and approvals by or from relevant third parties, on terms and conditions satisfactory to Rider, acting reasonably, including, without limitation, the Final Order; and

(g) the TSX has approved the listing on the TSX of the ExploreCo Shares and ExploreCo Arrangement Warrants to be issued pursuant to the Arrangement (other than those ExploreCo Shares to be issued pursuant to the ExploreCo Private Placement) and the ExploreCo Shares issuable on exercise of the ExploreCo Arrangement Warrants;

The foregoing conditions precedent are for the benefit of Rider and may be waived, in whole or in part, by Rider in writing at any time. If any of the said conditions shall not be complied with or waived by Rider on or before December 30, 2006, then subject to Section 6.4, Rider, in addition to the other remedies it may have at law or in equity, may rescind and terminate this Agreement by written notice to Acquiror and AcquisitionCo in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of Rider's breach of this Agreement.

6.3 Acquiror and AcquisitionCo Conditions

The obligation of Acquiror and AcquisitionCo to complete the Arrangement and the other transactions contemplated herein is subject to the fulfilment of the following additional conditions at or before the Effective Time or such other time as specified below:

(a) provided that Acquiror and AcquisitionCo have complied with their covenants herein with respect to the preparation of the Information Circular, Rider shall have mailed the Information Circular to the Rider Securityholders no later than November 20, 2006;

(b) the representations and warranties made by Rider in Schedule C of this Agreement which are qualified by the expression "material adverse change" or "material adverse effect" shall be true and correct as of the date of this Agreement, and all other representations and warranties made by Rider in this Agreement which are not so qualified shall be true and correct in all material respects as of the date of this Agreement and on the Effective Date and Rider shall have provided to Acquiror and AcquisitionCo a certificate of two qualified officers certifying to such effect on the Effective Date;

(c) from the date hereof up to and including the Effective Time, there shall not have occurred or have been disclosed to the public a material adverse change to Rider that has not been Disclosed by Rider or disclosed to Acquiror or AcquisitionCo in writing prior to the date hereof, and Rider shall have provided to Acquiror and AcquisitionCo a certificate of two qualified officers to such effect on the Effective Date;

(d) Dissent Rights shall not have been exercised in respect of more than 5% of the Rider Shares (on a fully-diluted basis);

(e) Rider shall have complied in all material respects with its covenants herein, and Rider shall have provided to Acquiror and AcquisitionCo a certificate of two qualified officers certifying that Rider has so complied with its covenants herein;

(f) the Board of Directors of Rider shall have adopted all necessary resolutions, and all other necessary corporate action shall have been taken by Rider, to permit the consummation of the Plan of Arrangement;

(g) the Board of Directors of Rider shall not have: (i) entered into a Proposed Arrangements; or (ii) approved or recommended any Acquisition Proposal;

(h) no person other than AcquisitionCo and Acquiror shall have entered into a definitive agreement or an agreement in principle with Rider with respect to an Acquisition Proposal;

(i) no legal action or proceeding that has a reasonable prospect of ultimate success and that is not frivolous or vexatious shall have been commenced after the date hereof by any person or Governmental Entity to cease trade, enjoin, prohibit or impose material limitations or conditions on the completion of the Arrangement or the right of AcquisitionCo to own or exercise full rights of ownership of all of the outstanding Rider Shares and all of the outstanding shares or other ownership interests of Subsidiaries owned by Rider;

(j) Rider shall have furnished Acquiror and AcquisitionCo with:

(i) certified copies of the resolutions duly passed by the Board of Directors of Rider approving this Agreement and the consummation of the transactions contemplated hereby; and

(ii) certified copies of the resolutions of Rider Securityholders, duly passed at the Rider Meeting, approving the Arrangement Resolution and, if approved at the Rider Meeting, the ExploreCo Resolutions, all in accordance with the Interim Order;

(k) Rider shall obtain all necessary consents, waivers, permissions and approvals by or from relevant third parties, on terms and conditions satisfactory to Acquiror, acting reasonably, including without limitation:

(i) the approval of the Rider Securityholders required for the Arrangement pursuant to the ABCA, the constating documents of Rider or as required by the Court pursuant to the Interim Order;

(ii) the Final Order;

(l) holders of not less than 95% of the Rider Options having an exercise price equal to or less than the weighted average trading price of the Rider Shares for the 5 trading days preceding the Effective Date shall have exercised such Rider Options; and

(m) ExploreCo shall have entered into an agreement with Acquiror, AcquisitionCo and Rider in a form which is mutually acceptable to all parties, acting reasonably, wherein ExploreCo agrees to indemnify and save harmless each of Acquiror, AcquisitionCo and Rider in respect of all Employee Obligations resulting from the Arrangement of those Rider Employees who do not accept the offers of employment made by ExploreCo as contemplated by Section 2.6 and who are not offered employment on or after the Effective Date by Acquiror, AcquisitionCo or Rider.

The foregoing conditions precedent are for the benefit of Acquiror and AcquisitionCo and may be waived, in whole or in part, by Acquiror and AcquisitionCo in writing at any time. If any of the said conditions shall not be complied with or waived by Acquiror and AcquisitionCo on or before December 30, 2006, then subject to Section 6.4, Acquiror and AcquisitionCo, in addition to the other remedies they may have at law or in equity, may rescind and terminate this Agreement by written notice to Rider in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of Acquiror or AcquisitionCo's breach of this Agreement.

6.4 Notice and Cure Provisions

(a) Each of the Acquiror, AcquisitionCo and Rider shall give prompt notice to the others of the occurrence, or failure to occur, at any time from the date hereof to the Effective Date of any event or state of facts which occurrence or failure would, or would be likely to, (i) cause any of the representations or warranties of any Party contained herein to be untrue or inaccurate in any material respect, or (ii) result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by any Party hereunder; provided, however, that no such notification will affect the representations or warranties of the Parties or the conditions to the obligations of the Parties hereunder.

(b) If a Party intends to rely on a breach of a representation, warranty or covenant of the other Party to rescind or terminate this Agreement, such Party intending to rely thereon shall deliver a written notice to the other Party, specifying in reasonable detail all breaches of covenants, representations

and warranties which the Party delivering such notice is asserting and provide the other Party five (5) business days, but on or prior to December 30, 2006 to rectify the breaches before the effective date of rescission of termination. More than one such notice may be delivered by a Party.

6.5 Merger of Conditions

The conditions set out in Sections 6.1, 6.2 and 6.3 shall be conclusively deemed to have been satisfied, waived or released upon the filing of Articles of Arrangement as contemplated by this Agreement, and the issuance of a Certificate. Rider acknowledges and agrees that it shall have no right to file Articles of Arrangement unless such conditions have been satisfied, fulfilled or waived.

ARTICLE 7
AMENDMENT

7.1 Amendment

This Agreement may, at any time and from time to time before or after the holding of the Rider Meeting, but prior to the Effective Time, be amended by mutual written agreement of the Parties, subject to applicable Laws, without further notice to or authorization on the part of the Rider Securityholders, and any such amendment may, without limitation:

(a) change the time for performance of any of the obligations or acts of the Parties;

(b) waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c) waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; and

(d) waive compliance with or modify any conditions precedent herein contained;

provided, however, that any such amendment does not invalidate any required Rider Securityholder approval of the Arrangement.

7.2 Mutual Understanding Regarding Amendments

In addition to the transactions contemplated hereby or at the request of a Party, the Parties, subject to the express terms of this Agreement, will continue from and after the date hereof and through and including the Effective Date, to use their respective commercially reasonable efforts to maximize present and future planning opportunities for Acquiror and AcquisitionCo and for Rider and the Rider Affiliates as and to the extent that the same shall not prejudice any Party or its securityholders. Any such planning opportunities shall be implemented only upon the prior written agreement of the Parties. The Parties will ensure that such planning activities do not impede the progress of the Arrangement in any material way. If Rider effects any transaction contemplated hereby upon Acquiror's or AcquisitionCo's request before the Effective Date for such purposes, Acquiror and AcquisitionCo will be responsible for any structuring and unwinding costs if the Arrangement is not effected.

The Parties mutually agree that if a Party proposes any other amendment or amendments to this Agreement or to the Plan of Arrangement, Rider on the one hand and Acquiror and AcquisitionCo on the other hand will act reasonably in considering such amendment and if the other Party or Parties and

their securityholders are not prejudiced by reason of any such amendment, the other Party or Parties will co-operate in a reasonable fashion with the Party proposing the amendment so that such amendment can be effected subject to applicable Laws and the rights of the securityholders.

7.3 Amendment if ExploreCo Resolutions Not Approved

If the approval of the ExploreCo Private Placement is not obtained from the Rider Securityholders at the Rider Meeting, the Parties agree to make all necessary amendments to the Plan of Arrangement to reflect that the ExploreCo Private Placement will not occur as part of the Plan of Arrangement.

ARTICLE 8
TERMINATION

8.1 Termination

This Agreement may be terminated at any time prior to the Effective Date:

(a) by mutual written consent of the Parties;

(b) as provided in Sections 6.1, 6.2 and 6.3, subject to Section 6.4;

(c) by Acquiror and AcquisitionCo if, prior to the Effective Time, the Board of Directors of Rider shall have:

(i) withdrawn, withheld, qualified or modified in a manner adverse to Acquiror its recommendation of the Arrangement and this Agreement (it being understood that the taking of a neutral position or no position with respect to an Acquisition Proposal beyond a period of five business days after public announcement of an Acquisition Proposal shall be considered an adverse modification);

(ii) approved or recommended any Acquisition Proposal;

(iii) after a period of five business days after public announcement of an Acquisition Proposal the Board of Directors of Rider shall have failed to reaffirm its recommendation of the Arrangement and this Agreement as promptly as practicable but in any event within five business days after receipt of any written request to do so from Acquiror;

(d) by Acquiror and AcquisitionCo or by Rider if the Rider Meeting shall have been held and completed and the approval of the Arrangement by Rider Securityholders required by Section 6.1(b) shall not have occurred;

(e) subject to prior payment by Rider to AcquisitionCo of the amount payable under Section 8.2, by Rider in the circumstances specified in Section 5.6;

(f) by Acquiror and AcquisitionCo if the Rider Meeting has not occurred on or before December 30, 2006; and

(g) subject to prior payment by Acquiror or AcquisitionCo to Rider of the amount payable under Section 8.3, by Acquiror or AcquisitionCo.

8.2 Acquiror Damages

If:

(a) this Agreement is terminated by Rider pursuant to Section 8.1(e); or

(b) this Agreement is terminated by Acquiror and AcquisitionCo pursuant to Section 8.1(c);

(c) this Agreement is terminated by Acquiror, AcquisitionCo or Rider pursuant to Section 8.1(d) or 8.1(f); and

(i) after the date of this Agreement and prior to such termination (in the case of Section 8.1(f)) or prior to the date of the Rider Meeting (in the case of Section 8.1(d)), an Acquisition Proposal was made or publicly disclosed and not publicly withdrawn prior to such date; and

(ii) concurrently with such termination or within 6 months following such termination, Rider enters into or submits to the Rider Securityholders for approval, an agreement with respect to such Acquisition Proposal, or such Acquisition Proposal is consummated,

(d) this Agreement is terminated by Acquiror and AcquisitionCo pursuant to Section 8.1(b) as a result of Rider breaching any of its representations, warranties or covenants made in this Agreement, which breach individually or in the aggregate causes or would reasonably be expected to cause a material adverse change with respect to Rider or materially impedes the completion of the Arrangement, and Rider fails to cure such breach within five business days after receipt of written notice thereof from Acquiror (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond December 30, 2006),

(each of the above being a "**Acquiror Damages Event**"), then Rider shall pay to Acquiror, in the case of: (a) prior to termination of this Agreement; or (b) and (d) within three business days following the termination of this Agreement; or (c) within five business days of the consummation of the Acquisition Proposal, $14 million (the "**Acquiror Termination Fee**") in immediately available funds to an account designated by Acquiror. On the date of the earliest event described above in this Section 8.2, Rider shall be deemed to hold such sum in trust for Acquiror.

8.3 Rider Damages

If:

(a) this Agreement is terminated by Acquiror and AcquisitionCo pursuant to Section 8.1(g); or

(b) this Agreement is terminated by Rider pursuant to Section 8.1(b) as a result of Acquiror or AcquisitionCo breaching any of its representations, warranties or covenants made in this Agreement, which breach individually or in the aggregate causes or would reasonably be expected to cause a material adverse change with respect to Acquiror or materially impedes the completion of the Arrangement, and Acquiror or AcquisitionCo fails to cure such breach within five business days after receipt of written notice thereof from Rider (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond December 30, 2006),

(each of the above being a "**Rider Damages Event**"), then Acquiror shall pay to Rider, in the case of: (a) prior to termination of this Agreement; or (b) within five business days following the termination of this Agreement; $14 million (the "**Rider Termination Fee**") in immediately available funds to an account designated by Rider.

8.4 Liquidated Damages

Each Party acknowledges that all of the payment amounts set out in this Article 8 are payments of liquidated damages which are a genuine pre-estimate of the damages which the Party entitled to such damages will suffer or incur as a result of the event giving rise to such damages and resultant termination of this Agreement and are not penalties. Each Party irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. For greater certainty, the Parties agree that the payment of the applicable amount pursuant to this Article 8 is the sole monetary remedy of the Party receiving such payment. Nothing herein shall preclude a Party from seeking injunctive relief to restrain any breach or threatened breach of the covenants or agreements set forth in this Agreement or the Confidentiality Agreements or otherwise to obtain specific performance of any of such act, covenants or agreements, without the necessity of posting bond or security in connection therewith.

ARTICLE 9
GENERAL

9.1 Expenses

The Parties agree that all out-of-pocket third party transaction expenses incurred in connection with this Agreement and the transactions contemplated hereby, including legal fees, financial advisor fees and all disbursements by advisors, shall be paid by the Party incurring such expenses, whether or not the Arrangement is consummated. AcquisitionCo and Rider shall share equally in any filing fees payable for applications made under the *Competition Act* (Canada) in respect of the transactions contemplated by the Arrangement.

Rider on the one hand and Acquiror and AcquisitionCo on the other hand represent and warrant to each other that, except for FirstEnergy Capital Corp. and Scotia Waterous Inc., in the case of Rider, and CIBC World Markets Inc., in the case of Acquiror and AcquisitionCo, no broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission, or to the reimbursement of any of its expenses, in connection with the Arrangement and the transactions contemplated hereby.

9.2 Remedies

The Parties acknowledge and agree that an award of money damages would be inadequate for any breach of this Agreement by any Party or its representatives and advisors and that such breach would cause the non-breaching Party irreparable harm. Accordingly, the Parties agree that, in the event of any such breach or threatened breach of this Agreement by one of the Parties, Rider (if either Acquiror or AcquisitionCo is the breaching Party) or AcquisitionCo and Acquiror (if Rider is the breaching Party) will be entitled, without the requirement of posting a bond or other security, to seek equitable relief, including injunctive relief and specific performance. Subject to any other provision hereof including, without limitation, Article 8, such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available at law or in equity to each of the Parties.

9.3 Notices

Any notice, consent, waiver, direction or other communication required or permitted to be given under this Agreement by a Party shall be in writing and may be given by delivering same or sending same by facsimile transmission or by delivery addressed to the Party to which the notice is to be given at its address for service herein. Any notice, consent, waiver, direction or other communication aforesaid shall, if delivered, be deemed to have been given and received on the date on which it was delivered to the address provided herein (if a business day, and if not, the next succeeding business day) and if sent by facsimile transmission be deemed to have been given and received at the time of receipt (if a business day, and if not, the next succeeding business day) unless actually received after 4:00 p.m. (local time) at the point of delivery in which case it shall be deemed to have been given and received on the next succeeding business day.

The address for service of each of the Parties hereto shall be as follows:

(a) if to Rider:

1701, 333 – 7th Avenue S.W.
Calgary, AB T2P 2Z1

Attention: John Ferguson
Fax: (403) 266-0846

with a copy to:

Burnet, Duckworth & Palmer LLP
1400, 350 – 7th Avenue S.W.
Calgary, AB T2P 3N9

Attention: Keith A. Greenfield
Fax: (403) 260-0330

(b) if to Acquiror or AcquisitionCo:

Shiningbank Energy Income Fund
1400, 111 – 5th Avenue S.W.
Calgary, AB T2P 3Y6

Attention: Bruce K. Gibson
Fax: (403) 268-7499

with a copy to:

Gowling Lafleur Henderson LLP
1400, 700 – 2nd Street S.W.
Calgary, AB T2P 4H2

Attention: Kurtis T. Kulman
Fax: (403) 263-9193

9.4 Binding Effect

This Agreement shall be binding upon and enure to the benefit of the Parties hereto.

9.5 Limitation on Trustees Liability

The parties hereto acknowledge that AcquisitionCo is entering into this Agreement on behalf of Acquiror and the obligations of Acquiror hereunder shall not be personally binding upon the trustee of the Acquiror, the administrator of the Acquiror or any of the unitholders of the Acquiror such that any recourse against the Acquiror or its trustee or administrator or any unitholder of the Acquiror in any manner in respect of any indebtedness, obligation or liability of the Acquiror arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including without limitation claims based in contract, on negligence or tortious behaviour or otherwise, shall be limited to, and satisfied only out of the "Trust Fund" (as defined in the Acquiror Trust Indenture).

9.6 Time of the Essence

Time shall be of the essence in this Agreement.

9.7 Further Assurances

Each Party shall, from time to time, and at all times hereafter, at the request of the other Party, but without further consideration, do all such other acts and execute and deliver all such further documents and instruments as shall be reasonably required in order to fully perform and carry out the terms and intent hereof including, without limitation, the Plan of Arrangement.

9.8 Governing Law

This Agreement shall be governed by, and be construed in accordance with, the laws of the Province of Alberta and the laws of Canada applicable therein. Each Party hereby irrevocably attorns to the jurisdiction of the Courts of the Province of Alberta in respect of all matters arising under or in relation to this Agreement.

9.9 Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law, or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the Arrangement is consummated as originally contemplated to the greatest extent possible.

9.10 Execution in Counterparts

This Agreement may be executed in identical counterparts, each of which is and is hereby conclusively deemed to be an original and the counterparts collectively are to be conclusively deemed to be one instrument.

9.11 Waiver

No investigations made by or on behalf of any of the Parties, at any time, shall have the effect of waiving, diminishing the scope of or otherwise affecting any representation or warranty made by Rider, Acquiror or AcquisitionCo in or pursuant to this Agreement. No waiver of any condition or other

provision, in whole or in part, shall constitute a waiver of any other condition or provision (whether or not similar) nor shall such waiver constitute a continuing waiver unless otherwise expressly provided. No waiver by any Party shall be effective unless in writing and any waiver shall affect only the matter, and the occurrence thereof, specifically identified and shall not extend to any other matter or occurrence.

9.12 Privacy Issues.

(a) For the purposes of this Section 9.12, the following definitions shall apply:

(i) **"applicable law"** means, in relation to any person, transaction or event, all applicable provisions of laws, statutes, rules, regulations, by-laws, ordinances, protocols, codes, guidelines, notices, official directives and orders of and the terms of all judgements, orders and decrees issued by any authorized authority by which such person is bound or having application to the transaction or event in question, including applicable privacy laws.

(ii) **"applicable privacy laws"** means any and all applicable Laws relating to privacy and the collection, use and disclosure of Personal Information in all applicable jurisdictions, including but not limited to the *Personal Information Protection and Electronic Documents Act* (Canada) and/or any comparable provincial law including the *Personal Information Protection Act* (Alberta).

(iii) **"authorized authority"** means, in relation to any person, transaction or event, any (a) federal, provincial, municipal or local governmental body (whether administrative, legislative, executive or otherwise), both domestic and foreign, (b) agency, authority, commission, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government, (c) court, arbitrator, commission or body exercising judicial, quasi-judicial, administrative or similar functions, and (d) other body or entity created under the authority of or otherwise subject to the jurisdiction of any of the foregoing, including any stock or other securities exchange, in each case having jurisdiction over such person, transaction or event.

(iv) **"Personal Information"** means information about an individual transferred to the Acquiror or AcquisitionCo by Rider.

(b) The Parties hereto acknowledge that they are responsible for compliance at all times with applicable privacy laws which govern the collection, use and disclosure of Personal Information acquired by or disclosed to either Party pursuant to or in connection with this Agreement (the **"Disclosed Personal Information"**).

(c) Neither Party shall use the Disclosed Personal Information for any purposes other than those related to the performance of this Agreement and the completion of the Arrangement.

(d) Each Party acknowledges and confirms that the disclosure of Personal Information is necessary for the purposes of determining if the Parties shall proceed with the Arrangement, and that the disclosure of Personal Information relates solely to the carrying on of the business and the completion of the Arrangement.

(e) Each Party acknowledges and confirms that it has and shall continue to employ appropriate technology and procedures in accordance with applicable Law to prevent accidental loss or

corruption of the Disclosed Personal Information, unauthorized input or access to the Disclosed Personal Information, or unauthorized or unlawful collection, storage, disclosure, recording, copying, alteration, removal, deletion, use or other processing of such Disclosed Personal Information.

(f) Each Party shall at all times keep strictly confidential all Disclosed Personal Information provided to it, and shall instruct those employees or advisors responsible for processing such Disclosed Personal Information to protect the confidentiality of such information in a manner consistent with the Parties' obligations hereunder. Each Party shall ensure that access to the Disclosed Personal Information shall be restricted to those employees or advisors of the respective party who have a bona fide need to access to such information in order to complete the Arrangement.

(g) Each Party shall promptly notify the other Party to this Agreement of all inquiries, complaints, requests for access, and claims of which the Party is made aware in connection with the Disclosed Personal Information. The Parties shall fully co-operate with one another, with the persons to whom the Personal Information relates, and any authorized authority charged with enforcement of applicable privacy laws, in responding to such inquiries, complaints, requests for access, and claims.

Upon the expiry or termination of this Agreement, or otherwise upon the reasonable request of either Party, the other Party shall forthwith cease all use of the Personal Information acquired by the other Party in connection with this Agreement and will return to the Party or, at the Party's request, destroy in a secure manner, the Disclosed Personal Information (and any copies).

9.13 Enurement and Assignment

This Agreement shall enure to the benefit of and be binding upon the Parties hereto and their respective successors and permitted assigns. This Agreement may not be assigned by any Party without the prior written consent of the other Parties, which consent may be unreasonably withheld, provided, however, that the AcquisitionCo may assign any of or all its rights, interests and obligations under this Agreement to Acquiror or any direct or indirect wholly-owned subsidiary of Acquiror without the prior written consent of Rider, but no such assignment shall relieve the AcquisitionCo of any of its obligations under this Agreement.

IN WITNESS WHEREOF the Parties hereto have executed this Agreement.

SHININGBANK ENERGY INCOME FUND,
by its administrator, Shiningbank Energy Ltd.

Per: (signed) *"David M. Fitzpatrick"*
David M. Fitzpatrick
President and Chief Executive Officer

Per: (signed) *"Bruce K. Gibson"*
Bruce K. Gibson
Vice President, Finance and Chief Financial Officer

SHININGBANK ENERGY LTD.

Per: (signed) *"David M. Fitzpatrick"*
David M. Fitzpatrick
President and Chief Executive Officer

Per: (signed) *"Bruce K. Gibson"*
Bruce K. Gibson
Vice President, Finance and Chief Financial Officer

RIDER RESOURCES LTD.

Per: (signed) *"John W. Ferguson"*

Per: (signed) *"Craig W. Stewart"*

SCHEDULE A

PLAN OF ARRANGEMENT UNDER SECTION 193

OF THE

BUSINESS CORPORATIONS ACT (ALBERTA)

ARTICLE 1 INTERPRETATION

1.1 In this Plan of Arrangement, the following terms have the following meanings:

(a) "**ABCA**" means the *Business Corporations Act*, Alberta R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

(b) "**Acquiror**" means Shiningbank Energy Income Fund, a trust created under the laws of Alberta;

(c) "**Acquiror Trust Unit**" means a trust unit of Acquiror;

(d) "**AcquisitionCo**" means Shiningbank Energy Ltd., a corporation amalgamated under the laws of Alberta and a wholly-owned subsidiary of the Acquiror;

(e) "**AcquisitionCo Note Indenture**" means the agreement entered into between AcquisitionCo and Computershare Trust Company of Canada, as note trustee, pursuant to which, among others, AcquisitionCo Notes, Series 1 may be issued by AcquisitionCo, as from time to time amended, supplemented or restated;

(f) "**AcquisitionCo Notes, Series 1**" means the interest bearing unsecured subordinated notes of AcquisitionCo issuable under the AcquisitionCo Note Indenture each such note having a principal amount equal to the Trust Unit Fair Market Value;

(g) "**AmalgamationCo**" means the corporation formed on the amalgamation of AcquisitionCo and Rider pursuant to the Arrangement;

(h) "**Arrangement**", "**herein**", "**hereof**", "**hereto**", "**hereunder**" and similar expressions mean and refer to the arrangement pursuant to section 193 of the ABCA set forth in this Plan of Arrangement as supplemented, modified or amended, and not to any particular article, section or other portion hereof;

(i) "**Arrangement Agreement**" means the agreement dated September 25, 2006 among Rider, the Acquiror and AcquisitionCo with respect to the Arrangement and all amendments thereto;

(j) "**Arrangement Resolution**" means the special resolution of the holders of Rider Shares and Rider Options approving the Plan of Arrangement and other related matters to be considered at the Rider Meeting;

(k) "**Articles of Arrangement**" means the articles of arrangement in respect of the Arrangement required under subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been made to give effect to the Arrangement;

(l) **"business day"** means any day, other than a Saturday, a Sunday and a statutory holiday in Calgary, Alberta;

(m) **"Certificate"** means the certificate or certificates or other confirmation of filing to be issued by the Registrar pursuant to subsection 193(11) of the ABCA giving effect to the Arrangement;

(n) **"Court"** means the Court of Queen's Bench of Alberta;

(o) **"Depositary"** means Computershare Trust Company of Canada or such other trust company as may be designated by AcquisitionCo and Rider;

(p) **"Dissenting Optionholders"** means registered Rider Optionholders who validly exercise the rights of dissent provided to them under the Interim Order;

(q) **"Dissent Rights"** means the right of a Rider Shareholder and Rider Optionholder pursuant to section 191 of the ABCA and the Interim Order to dissent to the Arrangement Resolution and to be paid the fair value of the securities in respect of which the holder dissents, all in accordance with section 191 of the ABCA and the Interim Order;

(r) **"Dissenting Securityholders"** means Dissenting Optionholders and Dissenting Shareholders, collectively;

(s) **"Dissenting Shareholders"** means registered Rider Shareholders who validly exercise the rights of dissent provided to them under the Interim Order;

(t) **"Effective Date"** means the date the Arrangement is effective under the ABCA;

(u) **"Effective Time"** means the time at which the Articles of Arrangement are filed with the Registrar on the Effective Date;

(v) **"Election Deadline"** means 4:30 p.m. (Calgary time) on the second business day immediately prior to the date of the Meeting or, if the Meeting is adjourned, the adjourned meeting;

(w) **"ExploreCo"** means Rider Exploration Ltd., a corporation incorporated under the ABCA;

(x) **"ExploreCo Arrangement Warrants"** means common share purchase warrants of ExploreCo, each such ExploreCo Arrangement Warrant entitling the holder to acquire • of a ExploreCo Share at a price of Cdn. $• for a term of 45 days from the Effective Date;

(y) **"ExploreCo Assets"** means all the assets and liabilities of Rider identified in the letter agreement dated September 25, 2006 between Rider and the Acquiror;

(z) **"ExploreCo Conveyance"** means the transactions whereby Rider will convey the ExploreCo Assets to ExploreCo in consideration of ExploreCo Note as outlined in the letter agreement dated September 25, 2006 between Rider and the Acquiror;

(aa) **"ExploreCo Note"** means the unsecured, subordinated promissory note issued by ExploreCo to Rider in satisfaction of the purchase price of the ExploreCo Assets under the ExploreCo Conveyance;

(bb) **"ExploreCo Note Indenture"** means the agreement entered into between ExploreCo and Computershare Trust Company of Canada, as note trustee, pursuant to which, among others, ExploreCo Notes, Series 1 and ExploreCo Notes, Series 2 may be issued by ExploreCo, as from time to time amended, supplemented or restated;

(cc) **"ExploreCo Notes, Series 1"** means the interest bearing unsecured subordinated notes of ExploreCo issuable under the ExploreCo Note Indenture each such note having a principal amount equal to the Trust Unit Fair Market Value;

(dd) **"ExploreCo Notes, Series 2"** means the interest bearing unsecured subordinated notes of ExploreCo issuable under the ExploreCo Note Indenture each such note having a principal amount equal to $1.4145;

(ee) **"ExploreCo Private Placement"** means the private placement of • ExploreCo Shares at a price of Cdn. $• per share and • ExploreCo Private Placement Warrants for nominal consideration to certain directors, officers, employees and service providers of ExploreCo;

(ff) **"ExploreCo Private Placement Warrants"** means common share purchase warrants of ExploreCo, each such ExploreCo Private Placement Warrant entitling the holder to acquire, subject to certain vesting conditions, one (1.0) ExploreCo Share at a price of Cdn. $• for a term of three years from the Effective Date;

(gg) **"ExploreCo Shares"** means the common shares in the capital of ExploreCo;

(hh) **"ExploreCo Warrants"** means purchase warrants of ExploreCo entitling the holder to acquire one (1.0) ExploreCo Share and one (1.0) ExploreCo Arrangement Warrant at a price equal to the principal amount of one (1.0) AcquisitionCo Note, Series 2, which amount may be satisfied either in cash or by the delivery of one (1.0) AcquisitionCo Note, Series 2 or one (1.0) Rider Preferred B Share;

(ii) **"Filed Letter of Transmittal and Election Form"** means, with respect to any Eligible Securityholder, a duly completed Letter of Transmittal and Election Form deposited (with such Eligible Securityholder's certificate(s) representing the Eligible Securityholder's Rider Shares) with the Depository on or before the Election Deadline;

(jj) **"Final Order"** means the final order of the Court approving this Arrangement under subsection 193(9) of the ABCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(kk) **"Interim Order"** means the interim order of the Court made under subsection 193(4) of the ABCA containing declarations and directions with respect to this Arrangement, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(ll) **"Letter of Transmittal and Election Form"** means the Letter of Transmittal and Election Form enclosed with the information circular of Rider pursuant to which Rider Shareholders are required to deliver certificates representing Rider Shares;

(mm) **"Meeting"** means the special meeting of holders of Rider Shares and Rider Options to be held to consider the Arrangement, and any adjournments thereof;

(nn) **"Non-Resident Shareholder"** means a Rider Shareholder that is: (i) a person (within the meaning of the Tax Act, but for greater certainty does not include a partnership) who is not a resident of Canada for the purposes of the Tax Act; or (ii) a partnership that is not a Canadian partnership for the purposes of the Tax Act;

(oo) **"paid-up capital"** means paid-up capital for the purposes of subsection 89(1) of the Tax Act;

(pp) **"Registrar"** means the Registrar of Corporations appointed under section 263 of the ABCA;

(qq) **"Rider"** means Rider Resources Ltd., a corporation amalgamated pursuant to the ABCA;

(rr) **"Rider Options"** means the outstanding stock options issued by Rider, whether or not vested, to acquire Rider Shares and **"Rider Optionholders"** means the holders from time to time of Rider Options;

(ss) **"Rider Preferred A Shares"** means the Class A Preferred Shares of Rider with the rights, privileges and restrictions as substantially set forth in Exhibit A hereto;

(tt) **"Rider Preferred B Shares"** means the Class B Preferred Shares of Rider with the rights, privileges and restrictions as substantially set forth in Exhibit B hereto;

(uu) **"Rider Share Fair Market Value"** means the weighted average trading price of a Rider Share on the Toronto Stock Exchange for the five trading days immediately preceding the Effective Date, provided that if the Rider Shares are not then listed on the Toronto Stock Exchange or if in the opinion of the board of directors of Rider, acting reasonably and in good faith, the public distribution or trading activity of the Rider Shares for that period does not result in a weighted average trading price which reflects the fair market value of the Rider Shares, then the Rider Share Fair Market Value shall be determined by the board of directors of Rider, in good faith and in its sole discretion.

(vv) **"Rider Shares"** means the common shares in the capital of Rider and **"Rider Shareholders"** means the holders from time to time of Rider Shares;

(ww) **"Rider Warrant Note"** means the unsecured, subordinated promissory notes issuable by Rider under the Arrangement, each Rider Warrant Note having a principal amount of $0.02;

(xx) **"Share Note"** means the promissory note issued pursuant to Section 3.1(l) with a principal amount equal to the aggregate redemption amount of the Rider Preferred B Shares transferred pursuant to Section 3.1(l);

(yy) **"Tax Act"** means the *Income Tax Act* (Canada), R.S.C. 1985, c.l. (5th Supp), as amended, including the regulations promulgated thereunder, as amended from time to time; and

(zz) **"Trust Unit Fair Market Value"** means the weighted average trading price of an Acquiror Trust Unit on the Toronto Stock Exchange for the five trading days immediately preceding the Effective Date, provided that if the Trust Units are not then listed on the Toronto Stock Exchange or if in the opinion of the board of directors of AcquisitionCo, acting reasonably and in good faith, the public distribution or trading

activity of Acquiror Trust Units for that period does not result in a weighted average trading price which reflects the fair market value of the Acquiror Trust Units, then the Trust Unit Fair Market Value shall be determined by the board of directors of AcquisitionCo, in good faith and in its sole discretion.

1.2 The division of this Plan of Arrangement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement.

1.3 Unless reference is specifically made to some other document or instrument, all references herein to articles and sections are to articles and sections of this Plan of Arrangement.

1.4 Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa; words importing any gender shall include all genders; and words importing persons shall include individuals, partnerships, associations, corporations, funds, unincorporated organizations, governments, regulatory authorities, and other entities.

1.5 In the event that the date on which any action is required to be taken hereunder by any of the parties is not a business day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a business day in such place.

1.6 The following exhibits to this Plan of Arrangement are incorporated by reference herein and form part of this Plan of Arrangement.

Exhibit A – Rider Preferred A Share Provisions
Exhibit B – Rider Preferred B Share Provisions

1.7 References in this Plan of Arrangement to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

ARTICLE 2
ARRANGEMENT AGREEMENT

2.1 This Plan of Arrangement is made pursuant and subject to the provisions of the Arrangement Agreement.

2.2 This Plan of Arrangement, upon the filing of the Articles of Arrangement and the issuance of the Certificate, will become effective on, and be binding on and after, the Effective Time on: (i) the holders of Rider Shares; (ii) the holders of Rider Options; (iii) Rider; (iv) ExploreCo; (v) the Acquiror; (vi) AcquisitionCo; (vii) AmalgamationCo; (viii) Dissenting Securityholders; and (ix) all other persons provided for in Subsection 193(13) of the ABCA.

2.3 The Articles of Arrangement and Certificate shall be filed and issued, respectively, with respect to this Arrangement in its entirety. The Certificate shall be conclusive evidence that the Arrangement has become effective and that each of the provisions of Article 3 has become effective in the sequence and at the times set out therein.

ARTICLE 3
ARRANGEMENT

3.1 Commencing at the Effective Time, each of the events set out below shall occur and shall be deemed to occur in the following order without any further act or formality except as otherwise provided herein:

(a) the Rider Shares and Rider Options held by Dissenting Securityholders who have exercised Dissent Rights which remain valid immediately prior to the Effective Time shall, as of the Effective Time, be deemed to have been transferred to Rider (free of any claims) and be cancelled and cease to be outstanding, and as of the Effective Time, such Dissenting Securityholders shall cease to have any rights as securityholders of Rider other than the right to be paid the fair value of their Rider Shares or Rider Options in accordance with Article 4;

(b) Rider shall distribute and issue to Rider Shareholders one (1.0) Rider Warrant Note as a return of capital and reduction of stated capital for each Rider Share held;

(c) each Rider Shareholder may elect or if no election is made shall be deemed to have elected to and thereupon will assign, transfer and exchange one (1.0) Rider Warrant Note to ExploreCo in consideration of ExploreCo issuing one (1.0) ExploreCo Warrant to such Rider Shareholder;

(d) the ExploreCo Conveyance shall become effective and ExploreCo shall deliver the ExploreCo Note in satisfaction of the purchase price, subject to the post closing adjustments contemplated by the ExploreCo Conveyance;

(e) Rider Shares held by Non-Resident Shareholders shall be transferred to, and acquired by, ExploreCo free and clear of all liens, claims and encumbrances on the basis that each such Rider Share shall be exchanged with ExploreCo for:

(i) 0.4659 of a ExploreCo Notes, Series 1; and

(ii) one (1) ExploreCo Note, Series 2,

for each Rider Share;

(f) the Rider Preferred A Shares and the Rider Preferred B Shares shall be created as new classes of shares of Rider and each Rider Share will be exchanged pursuant to a reorganization of the capital of Rider for one (1) Rider Preferred A Share and one (1) Rider Preferred B Share the stated capital of each:

(i) Rider Preferred A Share shall be set at the paid-up capital of each Rider Share exchanged less the Rider Preferred B Share Stated Value; and

(ii) Rider Preferred B Share shall initially be set at $1.4145 (the "Rider Preferred B Share Stated Value");

(g) all unexercised Rider Options (other than Rider Options held by Dissenting Optionholders) will be cancelled and the Rider Optionholders thereof shall be entitled to receive from Rider:

(i) if the exercise price of the Rider Option is less than the Rider Share Fair Market Value less $1.4345:

(A) one Rider Preferred B Share; and

(B) that fraction of a Rider Preferred A Share calculated using the following formula:

$$\frac{\text{Rider Share Fair Market Value} - \text{Exercise Price of the Rider Option}}{\text{Rider Share Fair Market Value}}$$

(ii) if the exercise price of the Rider Option is greater than or equal to Rider Share Fair Market Value less $1.4345 the positive amount, if any, between Rider Share Fair Market Value less $1.4345 and less the exercise price of the Rider Option shall be paid in cash,

for each Rider Option;

(h) each Rider Preferred A Share shall be transferred to, and acquired by, AcquisitionCo free and clear of all liens, claims and encumbrances in exchange for 0.4659 of a AcquisitionCo Notes, Series 1;

(i) each AcquisitionCo Note, Series 1 shall be transferred to, and acquired by, the Acquiror free and clear of all liens, claims and encumbrances in exchange for one (1) Acquiror Trust Unit;

(j) each ExploreCo Note, Series 1 shall be transferred to, and acquired by, ExploreCo free and clear of all liens, claims and encumbrances in exchange for one (1) Acquiror Trust Unit;

(k) each holder of a ExploreCo Warrant may elect or if no election is made shall be deemed to have elected to exercise the ExploreCo Warrant and thereupon will assign, transfer and exchange one (1.0) ExploreCo Note, Series 2 or one (1.0) Rider Preferred B Share or the cash amount of the purchase price to ExploreCo for each ExploreCo Warrant so exercised and ExploreCo will issue • ExploreCo Share and • ExploreCo Arrangement Warrant to such holder for each ExploreCo Warrant exercised;

(l) all of the Rider Preferred B Shares held by ExploreCo shall be transferred to, and acquired by, Rider free and clear of all liens, claims and encumbrances in exchange for the Share Note, and such Rider Preferred B Shares will then be cancelled;

(m) that portion of the ExploreCo Note equal to the principal amount of the Share Note and the Rider Warrant Notes shall be transferred to, and acquired by, ExploreCo free and clear of all liens, claims and encumbrances in exchange for the Share Note and Rider Warrant Notes held by ExploreCo and the ExploreCo Note shall be reduced by the amount of the Share Note and the Rider Warrant Notes;

(n) ExploreCo shall complete the ExploreCo Private Placement;

(o) ExploreCo shall settle the remaining unpaid principal amount of the ExploreCo Note by delivering to Rider a payment in cash and shall pay in cash the estimated post closing adjustments under the ExploreCo Conveyance;

(p) Rider shall redeem the outstanding Rider Preferred B Shares and shall repay all of the outstanding Rider Warrant Notes and ExploreCo shall repay all of the outstanding ExploreCo Notes, Series 2;

(q) AcquisitionCo and Rider shall be amalgamated and continued as one corporation, AmalgamationCo, in accordance with the following:

  (i) the stated capital of all of the shares of Rider shall be reduced to $1.00 in aggregate immediately prior to the amalgamation;

  (ii) the articles of Amalgamation shall be the same as the articles of AcquisitionCo and the name of AmalgamationCo shall be "Shiningbank Energy Ltd.";

  (iii) the shares of Rider shall be cancelled without any repayment of capital;

  (iv) the property of each of the amalgamating corporations shall continue to be the property of AmalgamationCo;

  (v) AmalgamationCo shall continue to be liable for the obligations of each of the amalgamating corporations;

  (vi) any existing cause of action, claim or liability to prosecution of each of the amalgamating corporations shall be unaffected;

  (vii) any civil, criminal or administrative action or proceeding pending by or against each of the amalgamating corporations may be continued to be prosecuted by or against AmalgamationCo;

  (viii) a conviction against, or ruling, order or judgment in favour of or against, each of the amalgamating corporations may be enforced by or against AmalgamationCo;

  (ix) the Articles of Amalgamation of AmalgamationCo shall be deemed to be the Articles of Incorporation of AmalgamationCo and the Certificate of Amalgamation of AmalgamationCo shall be deemed to be the Certificate of Incorporation of AmalgamationCo;

  (x) the by-laws of AmalgamationCo shall be the by-laws of AcquisitionCo;

  (xi) the first directors of AmalgamationCo shall be the directors of AcquisitionCo;

  (xii) the first officers of AmalgamationCo shall be the officers of AcquisitionCo; and

  (xiii) the registered office of AmalgamationCo shall be the registered office of AcquisitionCo; and

(r) the stated capital account of the ExploreCo Shares shall be reduced by the amount of the deficit as shown on the balance sheet of ExploreCo as at the Effective Time without the payment of any consideration.

3.2 The parties shall make the appropriate entries into their securities registers to reflect the matters referred to under Section 3.1.

3.3 With respect to the elections required to be made by a former holder of Rider Shares pursuant to Section 3.1 (c) and (k):

(a) each of such holders of Rider Shares shall make such election by depositing with the Depositary, prior to the Election Deadline, a duly completed Letter of Transmittal and Election Form indicating such holder's election, together with certificates representing such holder's Rider Shares; and

(b) any former holder of Rider Shares who does not deposit with the Depositary a duly completed Letter of Transmittal and Election Form prior to the Election Deadline, or otherwise fails to comply with the requirements of Section 3.3(a) and the Letter of Transmittal and Election Form or to elect shall be deemed:

(i) to exchange Rider Warrant Notes for ExploreCo Warrants as contemplated by Section 3.1(c); and

(ii) to exchange ExploreCo Notes, Series 2 or Rider Preferred B Shares for ExploreCo Shares and ExploreCo Arrangement Warrants upon the exercise of the ExploreCo Warrants as contemplated by Section 3.1(k).

ARTICLE 4
DISSENTING SECURITYHOLDERS

4.1 Each registered holder of Rider Shares and each registered holder of Rider Options shall have the right to dissent with respect to the Arrangement in accordance with the Interim Order. A Dissenting Securityholder shall, at the Effective Time, cease to have any rights as a holder of Rider Shares or Rider Options, as the case may be, and shall only be entitled to be paid the fair value of the holder's Rider Shares or Rider Options, as applicable. A Dissenting Securityholder who is paid the fair value of the holder's Rider Shares or Rider Options, as applicable, shall be deemed to have transferred the holder's Rider Shares or Rider Options to Rider for cancellation at the Effective Time, notwithstanding the provisions of section 191 of the ABCA. A Dissenting Securityholder who for any reason is not entitled to be paid the fair value of the holder's Rider Shares or Rider Options shall be treated as if the holder had participated in the Arrangement on the same basis as a non-dissenting holder of Rider Shares or Rider Options, notwithstanding the provisions of section 191 of the ABCA. The fair value of the Rider Shares or Rider Options, as the case may be, shall be determined as of the close of business on the last business day before the day on which the Arrangement is approved by the holders of Rider Shares and Rider Options at the Meeting; but in no event shall Rider, AcquisitionCo, or AmalgamationCo be required to recognize such Dissenting Securityholder as shareholders or optionholders of Rider, AcquisitionCo, or AmalgamationCo, as the case may be, after the Effective Time and the names of such holders shall be removed from the applicable register of shareholders or optionholders as at the Effective Time. For greater certainty, in addition to any other restrictions in section 191 of the ABCA, no person who has voted in favour of the Arrangement shall be entitled to dissent with respect to the Arrangement.

ARTICLE 5
OUTSTANDING CERTIFICATES AND FRACTIONAL SECURITIES

5.1 From and after the Effective Time, certificates formerly representing Rider Shares shall represent only the right to receive the consideration to which the holders are entitled under the Arrangement, or as to those held by Dissenting Shareholders, other than those Dissenting Shareholders deemed to have participated in the Arrangement pursuant to section 3.1, to receive the fair value of the Rider Shares represented by such certificates.

5.2 From and after the Effective Time, the option agreements providing for the Rider Options shall represent only the right to receive the consideration to which the holders are entitled under the Arrangement, or as to those held by Dissenting Optionholders, other than those Dissenting Optionholders deemed to have participated in the Arrangement pursuant to section 3.1, to receive the fair value of the Rider Options represented by such option agreements.

5.3 AmalgamationCo shall, as soon as practicable following the later of the Effective Date and the date of deposit by a former holder of Rider Shares acquired by AcquisitionCo under the Arrangement of a duly completed Letter of Transmittal and Election Form and the certificates representing such Rider Shares, either:

(a) forward or cause to be forwarded by first class mail (postage prepaid) to such former holder at the address specified in the Letter of Transmittal and Election Form; or

(b) if requested by such holder in the Letter of Transmittal and Election Form, make available or cause to be made available at the Depositary for pickup by such holder,

certificates representing the security consideration and cash consideration to be issued to such holders under the Arrangement.

5.4 AmalgamationCo shall, as soon as practicable following the Effective Time, either:

(a) forward or cause to be forwarded by first class mail (postage prepaid) to an Rider Optionholder at the address set forth in the records of Rider; or

(b) if requested by such Rider Optionholder in writing, make available or cause to be made available at the offices of Rider for pickup by such Rider Optionholder,

certificates representing the security consideration and cash consideration to be issued to such holders under the Arrangement.

5.5 If any certificate which immediately prior to the Effective Time represented an interest in outstanding Rider Shares that were exchanged pursuant to section 3.1 has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to have been lost, stolen or destroyed, the Depositary will issue and deliver in exchange for such lost stolen or destroyed certificate the consideration to which the holder is entitled pursuant to the Arrangement (and any dividends or distributions with respect thereto) as determined in accordance with the Arrangement. The person who is entitled to receive such consideration shall, as a condition precedent to the receipt thereof, give a bond to each of AmalgamationCo and ExploreCo and their respective transfer agents, which bond is in form and substance satisfactory to each of AmalgamationCo and ExploreCo or shall otherwise indemnify AmalgamationCo and ExploreCo and the Depositary in a manner acceptable to AmalgamationCo, ExploreCo and the

Depositary, as the case may be, against any claim that may be made against any of them with respect to the certificate alleged to have been lost, stolen or destroyed.

5.6 Any certificate formerly representing Rider Shares that is not deposited with all other documents as required by this Plan of Arrangement on or before the tenth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature and the right of the holder of such Rider Shares to receive the security consideration and cash consideration to be issued to such holders under the Arrangement.

5.7 No certificates representing fractional Acquiror Trust Units, ExploreCo Shares or ExploreCo Arrangement Warrants shall be issued. In lieu of any fractional Acquiror Trust Unit, ExploreCo Share or ExploreCo Arrangement Warrant, each registered Rider Shareholder or Rider Optionholder, as the case may be, otherwise entitled to a fractional interest in an Acquiror Trust Unit, ExploreCo Share or ExploreCo Arrangement Warrant will receive the nearest whole number of Acquiror Trust Units, ExploreCo Shares or ExploreCo Arrangement Warrants.

ARTICLE 6
AMENDMENTS

6.1 Rider, ExploreCo, Acquiror and AcquisitionCo may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must be: (i) set out in writing; (ii) approved by the other parties; (iii) filed with the Court and, if made following the Meeting, approved by the Court; and (iv) communicated to holders of Rider Shares or Rider Options, if and as required by the Court.

6.2 Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Rider, ExploreCo, Acquiror or AcquisitionCo at any time prior to or at the Meeting (provided that the other parties shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the persons voting at the Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

6.3 Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Meeting shall be effective only if it is consented to by each of Rider, ExploreCo, Acquiror and AcquisitionCo.

6.4 Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Time but shall only be effective if it is consented to by each of Rider, ExploreCo, Acquiror and AcquisitionCo, provided that it concerns a matter which, in the reasonable opinion of each of Rider, ExploreCo, Acquiror and AcquisitionCo, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of each of Rider, ExploreCo, Acquiror or AcquisitionCo, or any former holder of Rider Shares or Rider Options.

EXHIBIT A
RIDER PREFERRED A SHARE PROVISIONS

The unlimited number of Class A preferred shares ("Rider Preferred A Shares") of Rider Resources Ltd. (the "Corporation") shall have attached thereto the following rights, privileges, restrictions and conditions:

1. ***Stated Capital***

The stated capital of each Rider Preferred A Share shall initially be set at the paid-up capital of each Rider Share determined immediately prior to the Effective Date (as defined in the Plan of Arrangement involving the Corporation dated •, 2006 (the "**Plan**") less the Rider Preferred B Share Stated Value (as defined, in the Plan), subject to adjustment based on the final determination of the Rider Preferred B Share Stated Value.

2. ***Notice and Voting***

The holders of the Rider Preferred A Shares shall be entitled to receive notice of, to attend and to one (1) vote per share held at any meeting of the shareholders of the Corporation (other than meetings of a class or series of shares of the Corporation other than the Rider Preferred A Shares as such).

3. ***Dividends***

The holders of the Rider Preferred A Shares shall be entitled to rank ahead of holders of any Rider common shares as to dividends and shall rank *pari passu* with the holders of Rider Preferred B Shares as to dividends. The holders of Rider Preferred A Shares shall be entitled to receive dividends as and when declared by the Board of Directors of the Corporation on the Rider Preferred A Shares as a class, subject to prior satisfaction of all preferential rights to dividends attached to shares of other classes of shares of the Corporation ranking in priority to the Rider Preferred A Shares in respect of dividends.

4. ***Liquidation***

The holders of Rider Preferred A Shares shall be entitled, in the event of any liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, and subject to prior satisfaction of all preferential rights to return of capital on dissolution attached to all shares of other classes of shares of the Corporation ranking in priority to the Rider Preferred A Shares in respect of return of capital on dissolution, to share rateably, together with the holders of Rider Preferred B Shares and of shares of any other class of shares of the Corporation ranking equally with the Rider Preferred A Shares in respect of return of capital on dissolution, in such assets of the Corporation as are available for distribution up to the amount of the Redemption Price (as defined below) of the Rider Preferred A Shares in priority to any Rider common shares. The Rider Preferred A Shares shall not be entitled to share any further in the distribution of property or assets of the Corporation.

5. ***Redemption***

(a) Subject to applicable law, the Corporation shall have the right to redeem, at any time all, or from time to time any part of, the then outstanding Rider Preferred A Shares at a price per share equal to $• (the "Redemption Value"), together with all accrued and unpaid

dividends thereon up to the date fixed for redemption (the whole amount being herein referred to as the "Redemption Price").

(b) In case only a part of the then outstanding Rider Preferred A Shares is at any time to be redeemed, the shares so to be redeemed shall be redeemed pro rata, excluding fractions, from the holdings of all shareholders of Rider Preferred A Shares or in such other manner as the board of directors of the Corporation deems reasonable.

(c) On any redemption of Rider Preferred A Shares under this section 5, the Corporation shall, subject to the unanimous waiver of notice by the registered holders thereof or if otherwise provided pursuant to a plan of arrangement ("Arrangement") pursuant to the *Business Corporations Act* (Alberta), give at least 21 days before the date fixed for redemption (the "Redemption Date"), a notice in writing of the intention of the Corporation to redeem Rider Preferred A Shares (the "Redemption Notice") to each person who at the date of giving of such notice is a registered holder of Rider Preferred A Shares to be redeemed. The Redemption Notice shall set out the calculation of the Redemption Price, the Redemption Date and, unless all the Rider Preferred A Shares held by the holder to whom it is addressed are to be redeemed, the number of such shares so held which are to be redeemed. If the redemption is pursuant to an Arrangement, no Redemption Notice shall be required and such redemption shall be pursuant to the terms of such Arrangement.

(d) The Redemption Price (less any tax required to be withheld by the Corporation) shall be paid either: (i) in cash, by cheque payable in lawful money of Canada at par at any branch in Alberta of the Corporation's bankers for the time being; (ii) by way of a promissory note; or (iii) by such other reasonable means as the Corporation deems desirable. The mailing of such cheque or promissory note from the Corporation's registered office, or the payment by such other reasonable means as the Corporation deems desirable, on or before the Redemption Date shall be deemed to be payment of the Redemption Price represented thereby on the Redemption Date unless the cheque or note is not paid upon presentation or payment by such other means is not received. Notwithstanding the foregoing, the Corporation shall be entitled to require at any time, and from time to time, that the Redemption Price be paid to holders of Rider Preferred A Shares only upon presentation and surrender at the registered office of the Corporation or at any other place or places in Alberta designated by the Redemption Notice of the certificate or certificates for such Rider Preferred A Shares to be redeemed.

(e) If a part only of the Rider Preferred A Shares represented by any certificate are to be redeemed, a new certificate for the balance shall be issued at the expense of the Corporation.

(f) At any time after the Redemption Notice is given, the Corporation shall have the right to deposit the Redemption Price of any or all Rider Preferred A Shares to be redeemed with any chartered bank or banks or with any trust company or trust companies in Alberta named for such purpose in the Redemption Notice to the credit of a special account or accounts in trust for the respective holders of such shares, to be paid to them respectively upon surrender to such bank or banks or trust company or trust companies of the certificate or certificates representing the same. Upon such deposit or deposits being made or upon the Redemption Date, whichever is later, the shares in respect of which such deposit has been made shall be and be deemed to be redeemed and the rights of the holders of such shares shall be limited to receiving, without interest, the proportion of the

amount so deposited applicable to their respective shares. Any interest allowed on such deposit or deposits shall accrue to the Corporation.

(g) From and after the Redemption Date, the Rider Preferred A Shares called for redemption shall cease to be entitled to dividends and the holders thereof shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the Redemption Price shall not be duly made by the Corporation, in which event the rights of such holders shall remain unaffected until the Redemption Price has been paid in full.

(h) Rider Preferred A Shares which are redeemed or deemed to be redeemed in accordance with this section 5 shall, subject to applicable law, be and be deemed to be returned to the authorized but unissued capital of the Corporation.

(i) Subject to applicable law, the holders of the Rider Preferred A Shares shall be entitled to require the Corporation to redeem or purchase at any time all or any of the Rider Preferred A Shares registered in the name of such holder on the books of the Corporation by tendering to the Corporation at its registered office the share certificate or certificates representing the Rider Preferred A Shares which the registered holder desires to have the Corporation redeem or purchase, together with the request in writing specifying that the registered holder desires to have the said Rider Preferred A Shares represented by such certificate or certificates redeemed or purchased by the Corporation, and stating the business day (hereinafter called the "Holder Redemption Date") on which the holder desires to have the Corporation redeem or purchase such shares. Upon receipt of a share certificate or certificates representing the Rider Preferred A Shares which the registered holder desires to have the Corporation redeem or purchase, together with such a request, the Corporation shall, on the Holder Redemption Date, redeem or purchase such Rider Preferred A Shares by paying to the registered holder an amount equivalent to the Redemption Price, less any tax required to be withheld by the Corporation. Such payment (net of applicable withholdings) shall be made by cheque payable at par at any branch of the Corporation's bankers for the time being in Canada. The said Rider Preferred A Shares shall be redeemed or purchased on the Holder Redemption Date and from and after that date such shares shall cease to be entitled to dividends, and the holders thereof shall not be entitled to exercise any of the rights of the holders of Rider Preferred A Shares in respect thereof unless payment of the Redemption Price is not paid on the Holder Redemption Date in which event the rights of the holders of the said Rider Preferred A Shares shall remain unaffected. If a part only of the Rider Preferred A Shares represented by any certificate are to be redeemed, a new certificate for the balance shall be issued at the expense of the Corporation.

EXHIBIT B
RIDER PREFERRED B SHARE PROVISIONS

The unlimited number of Class B preferred shares ("Rider Preferred B Shares") of Rider Resources Ltd. (the "Corporation") shall have attached thereto the following rights, privileges, restrictions and conditions:

1. ***Stated Capital***

The stated capital of each Rider Preferred B Share shall initially be set at the initial Rider Preferred B Share Stated Value (as defined in the Plan), subject to adjustment on the final determination of the Rider Preferred B Share Stated Value.

2. ***Notice and Voting***

The holders of the Rider Preferred B Shares shall be entitled to receive notice of, to attend and to one (1) vote per share held at any meeting of the shareholders of the Corporation (other than meetings of a class or series of shares of the Corporation other than the Rider Preferred B Shares as such).

3. ***Dividends***

The holders of the Rider Preferred B Shares shall be entitled to rank ahead of the holders of any Rider common shares as to dividends and shall rank *pari passu* with the holders of Rider Preferred A Shares as to dividends. The holders of Rider Preferred B Shares shall be entitled to receive dividends as and when declared by the Board of Directors of the Corporation on the Rider Preferred B Shares as a class, subject to prior satisfaction of all preferential rights to dividends attached to shares of other classes of shares of the Corporation ranking in priority to the Rider Preferred B Shares in respect of dividends.

4. ***Liquidation***

The holders of Rider Preferred B Shares shall be entitled, in the event of any liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, and subject to prior satisfaction of all preferential rights to return of capital on dissolution attached to all shares of other classes of shares of the Corporation ranking in priority to the Rider Preferred B Shares in respect of return of capital on dissolution, to share rateably, together with the holders of Rider Preferred A Shares and of shares of any other class of shares of the Corporation ranking equally with the Rider Preferred B Shares in respect of return of capital on dissolution, in such assets of the Corporation as are available for distribution up to the amount of the Redemption Price (as defined below) of the Rider Preferred B Shares in priority to any Rider common shares. The Rider Preferred B Shares shall not be entitled to share any further in the distribution of property or assets of the Corporation.

5. ***Redemption***

(a) Subject to applicable law, the Corporation shall have the right to redeem, at any time all, or from time to time any part of, the then outstanding Rider Preferred B Shares at a price per share equal to $1.4145 (the "Redemption Value"), together with all accrued and

unpaid dividends thereon up to the date fixed for redemption (the whole amount being herein referred to as the "Redemption Price").

(b) In case only a part of the then outstanding Rider Preferred B Shares is at any time to be redeemed, the shares so to be redeemed shall be redeemed pro rata, excluding fractions, from the holdings of all shareholders of Rider Preferred B Shares or in such other manner as the board of directors of the Corporation deems reasonable.

(c) On any redemption of Rider Preferred B Shares under this section 5, the Corporation shall, subject to the unanimous waiver of notice by the registered holders thereof or if otherwise provided pursuant to a plan of arrangement ("Arrangement") pursuant to the *Business Corporations Act* (Alberta), give at least 21 days before the date fixed for redemption (the "Redemption Date"), a notice in writing of the intention of the Corporation to redeem Rider Preferred B Shares (the "Redemption Notice") to each person who at the date of giving of such notice is a registered holder of Rider Preferred B Shares to be redeemed. The Redemption Notice shall set out the calculation of the Redemption Price, the Redemption Date and, unless all the Rider Preferred B Shares held by the holder to whom it is addressed are to be redeemed, the number of such shares so held which are to be redeemed. If the redemption is pursuant to an Arrangement, no Redemption Notice shall be required and such redemption shall be pursuant to the terms of such Arrangement.

(d) The Redemption Price (less any tax required to be withheld by the Corporation) shall be paid either: (i) in cash, by cheque payable in lawful money of Canada at par at any branch in Alberta of the Corporation's bankers for the time being; (ii) by way of a promissory note; or (iii) by such other reasonable means as the Corporation deems desirable. The mailing of such cheque or promissory note from the Corporation's registered office, or the payment by such other reasonable means as the Corporation deems desirable, on or before the Redemption Date shall be deemed to be payment of the Redemption Price represented thereby on the Redemption Date unless the cheque or note is not paid upon presentation or payment by such other means is not received. Notwithstanding the foregoing, the Corporation shall be entitled to require at any time, and from time to time, that the Redemption Price be paid to holders of Rider Preferred B Shares only upon presentation and surrender at the registered office of the Corporation or at any other place or places in Alberta designated by the Redemption Notice of the certificate or certificates for such Rider Preferred B Shares to be redeemed.

(e) If a part only of the Rider Preferred B Shares represented by any certificate are to be redeemed, a new certificate for the balance shall be issued at the expense of the Corporation.

(f) At any time after the Redemption Notice is given, the Corporation shall have the right to deposit the Redemption Price of any or all Rider Preferred B Shares to be redeemed with any chartered bank or banks or with any trust company or trust companies in Alberta named for such purpose in the Redemption Notice to the credit of a special account or accounts in trust for the respective holders of such shares, to be paid to them respectively upon surrender to such bank or banks or trust company or trust companies of the certificate or certificates representing the same. Upon such deposit or deposits being made or upon the Redemption Date, whichever is later, the shares in respect of which such deposit has been made shall be and be deemed to be redeemed and the rights of the holders of such shares shall be limited to receiving, without interest, the proportion of the

amount so deposited applicable to their respective shares. Any interest allowed on such deposit or deposits shall accrue to the Corporation.

(g) From and after the Redemption Date, the Rider Preferred B Shares called for redemption shall cease to be entitled to dividends and the holders thereof shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the Redemption Price shall not be duly made by the Corporation, in which event the rights of such holders shall remain unaffected until the Redemption Price has been paid in full.

(h) Rider Preferred B Shares which are redeemed or deemed to be redeemed in accordance with this section 5 shall, subject to applicable law, be and be deemed to be returned to the authorized but unissued capital of the Corporation.

(i) Subject to applicable law, the holders of the Rider Preferred B Shares shall be entitled to require the Corporation to redeem or purchase at any time all or any of the Rider Preferred B Shares registered in the name of such holder on the books of the Corporation by tendering to the Corporation at its registered office the share certificate or certificates representing the Rider Preferred B Shares which the registered holder desires to have the Corporation redeem or purchase, together with the request in writing specifying that the registered holder desires to have the said Rider Preferred B Shares represented by such certificate or certificates redeemed or purchased by the Corporation, and stating the business day (hereinafter called the "Holder Redemption Date") on which the holder desires to have the Corporation redeem or purchase such shares. Upon receipt of a share certificate or certificates representing the Rider Preferred B Shares which the registered holder desires to have the Corporation redeem or purchase, together with such a request, the Corporation shall, on the Holder Redemption Date, redeem or purchase such Rider Preferred B Shares by paying to the registered holder an amount equivalent to the Redemption Price, less any tax required to be withheld by the Corporation. Such payment (net of applicable withholdings) shall be made by cheque payable at par at any branch of the Corporation's bankers for the time being in Canada. The said Rider Preferred B Shares shall be redeemed or purchased on the Holder Redemption Date and from and after that date such shares shall cease to be entitled to dividends, and the holders thereof shall not be entitled to exercise any of the rights of the holders of Rider Preferred B Shares in respect thereof unless payment of the Redemption Price is not paid on the Holder Redemption Date in which event the rights of the holders of the said Rider Preferred B Shares shall remain unaffected. If a part only of the Rider Preferred B Shares represented by any certificate are to be redeemed, a new certificate for the balance shall be issued at the expense of the Corporation.

SCHEDULE "B"

EXPLORECO CONVEYANCE

RIDER 2001 ENERGY PARTNERSHIP

AND

ROBERTS BAY RESOURCES LTD.

AND

RIDER RESOURCES LTD.

(Vendors)

AND

RIDER EXPLORATION LTD.

(Purchaser)

•, 2006

TABLE OF CONTENTS

EXPLORECO ASSETS CONVEYANCE

THIS AGREEMENT dated •, 2006

BETWEEN:

RIDER 2001 ENERGY PARTNERSHIP, by its managing partner, Rider Resources Ltd., a partnership formed under the laws of Alberta (the "**Partnership**")

- and -

ROBERTS BAY RESOURCES LTD., a body corporate incorporated pursuant to the *Business Corporations Act* (Alberta) ("**Roberts Bay**")

- and -

RIDER RESOURCES LTD., a body corporate amalgamated pursuant to the *Business Corporations Act* (Alberta) ("**Rider**")

(the Partnership, Roberts Bay and Rider, collectively, "**Vendor**")

- and -

RIDER EXPLORATION LTD., a body corporate incorporated pursuant to the *Business Corporations Act* (Alberta), ("**Purchaser**")

WHEREAS in accordance with the Plan of Arrangement, Vendor wishes to sell, and Purchaser wishes to purchase, the Assets on the terms hereof.

IN CONSIDERATION of the premises and the mutual covenants and agreements hereinafter set forth, the Parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Agreement:

(a) "**Abandonment and Reclamation Obligations**" means all present and future obligations under the Title and Operating Documents, Applicable Law or common law to:

(i) abandon the Wells;

(ii) close, decommission, dismantle and remove the Tangibles; and

(iii) restore, remediate and reclaim the surface or subsurface of the lands used in connection with the Wells and the Tangibles or any lands used to gain access thereto,

including such obligations relating to Wells which were abandoned prior to the Effective Time.

(b) "**AEUB**" means the Alberta Energy and Utilities Board.

(c) "**Affiliate**" means with respect to a Person, any other Person controlling, controlled by or under common control with such Person where "**control**", "**controlling**" or "**controlled**" means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of another Person, whether through the ownership of voting securities or by contract, partnership agreement, trust arrangement or other means, either directly or indirectly, that results in control in fact provided that direct or indirect ownership of voting securities of a Person carrying not less than 50% of the voting rights shall constitute control of such Person.

(d) "**Agreement**" means this Conveyance, including all amendments hereof.

(e) "**Applicable Law**" means all laws, statutes, rules, regulations, official directives and orders of Government Authorities (whether administrative, legislative, executive or otherwise), including judgments, orders and decrees of courts, commissions or bodies exercising similar functions having jurisdiction over the Parties or the Assets.

(f) "**Arrangement Agreement**" means the Arrangement Agreement dated September •, 2006, among Bluegrass Energy Income Fund, Bluegrass Acquisition Corp. and Rider, as may be further amended from time to time.

(g) "**Assets**" means the PNG Rights, the Tangibles, the Miscellaneous Interests and the Other Assets.

(h) "**Base Price**" means the amount set forth in Section 2.2.

(i) "**Business Day**" means a day other than a Saturday, a Sunday or a statutory holiday in Calgary, Alberta.

(j) "**Claim**" means any claim, demand, lawsuit, arbitration or regulatory proceeding.

(k) "**Closing Time**" means the time set forth in the Plan of Arrangement for the transactions contemplated by this Agreement to occur.

(l) "**Dollar**" or "**$**" means, unless otherwise provided herein, a dollar in the lawful money of Canada.

(m) "**Effective Time**" means • a.m. (Mountain Standard Time) on September 1, 2006.

(n) "**Environment**" means the atmosphere, the surface and sub-surface of the earth, groundwater and surface water (including lakes, streams, rivers, oceans and aquifers) and plants and animals (including human beings) and "**Environmental**" means relating to or in respect of the Environment.

(o) "**Environmental Liabilities**" means all present and future Liabilities relating to the Environment or the protection or remediation thereof that relate to the Assets or that have arisen or hereafter arise from or in respect of past, present or future Operations on or related to the Assets, including:

(i) Liabilities under Applicable Laws in respect of the manufacture, processing, distribution, use, holding, collection, accumulation, generation, treatment, stabilization, storage, disposition, handling, transportation, or Release of Hazardous Substances, oilfield wastes or produced water;

(ii) obligations to comply with Applicable Law relating to the Environment or the protection thereof;

(iii) Abandonment and Reclamation Obligations;

(iv) obligations in respect of Releases of Hazardous Substances, oilfield wastes, produced water or other substances;

(v) obligations to sample, assess and monitor the Environment;

(vi) obligations to remove, respond to, abate, clean-up, investigate or report contamination or pollution of and other adverse effects on the Environment, including obligations to compensate Third Parties for losses and damages suffered by them in respect thereof; and

(vii) obligations to protect, reclaim, remediate or restore the Environment.

(p) **"Estimated Purchase Price Adjustment Amount"** means the Vendor's good faith, bona fide estimate of the Purchase Price Adjustment Amount determined as at the Closing Time;

(q) **"Excluded Assets"** means:

(i) Seismic Data, other than the Transferred Seismic Data;

(ii) technology (including computer software) and intangible rights that cannot be transferred by Vendor to Purchaser pursuant hereto without the consent of a Third Party which can be unreasonably withheld and/or payment of a transfer fee, unless such consent is given or Purchaser pays such transfer fee; and

(iii) all other technology (including computer software) which can only be transferred by Vendor to Purchaser pursuant hereto if Vendor does not retain the right to use the technology.

(r) **"Exploreco Notes"** means the unsecured, subordinated promissory notes issued by the Purchaser to the Vendor concurrent herewith in an aggregate amount equal to the Purchase Price less **[$10,000,000]**.

(s) **"Facilities"** means all unit facilities under any unit agreement applicable to the PNG Rights and all other field facilities whether or not solely located on or under the surface of the Lands (or lands with which the Lands are pooled) and that are used for production, gathering, treatment, compression, transportation, injection, water disposal, measurement, processing, storage or other operations respecting the PNG Rights or the Petroleum Substances produced therefrom, including any applicable battery, separator, compressor station, gathering system, pipeline, production storage facility or warehouse, which other field facilities are in each case specifically identified in Schedule "B".

(t) **"GAAP"** means, as of any time, generally accepted accounting principles in Canada as at such time;

(u) **"GST"** means the goods and services tax imposed under Part IX of the GST Legislation.

(v) **"GST Legislation"** means the *Excise Tax Act*, 1980 R.S.C., c. E-15.

(w) **"Government Authority"** means a federal, provincial, territorial or municipal government or government department, agency, board or authority (including a court of law) having jurisdiction over the Parties or the Assets.

(x) **"Hazardous Substances"** means hazardous, deleterious, or toxic substances; oilfield wastes; radioactive material; asbestos; polychlorinated biphenyls; pollutants; contaminants; dangerous goods; and unrefined and refined petroleum products; including all substances, materials and wastes regulated under Applicable Law relating to the Environment or health and safety matters.

(y) **"Income Tax Act"** means the *Income Tax Act* R.S.C. 1985, c. 1 (5th Supplement).

(z) **"Lands"** means the lands set forth and described in Schedule "A" and includes any lands pooled or unitized with the Lands.

(aa) **"Liabilities"** means any and all liabilities and obligations, whether under common law, in equity, under Applicable Law or otherwise, whether tortious, contractual, vicarious, statutory or otherwise, whether absolute or contingent, and whether based on fault, strict liability or otherwise.

(bb) "**LLR**" means the licensee liability rating calculated in accordance with the AEUB Directive 006.

(cc) "**Losses**" means, in respect of a Person and in relation to a matter, any and all losses, damages, costs, expenses, charges (including all penalties, assessments and fines) which such Person suffers, sustains, pays or incurs in connection with such matter and includes Taxes, reasonable costs of legal counsel (on a solicitor and client basis) and other professional advisors and consultants and reasonable costs of investigating and defending Claims arising from the matter, regardless of whether such Claims are sustained.

(dd) "**Miscellaneous Interests**" means the entire right, title, estate and interest of Vendor in and to all property, assets, interests and rights associated with, or used in connection with, the PNG Rights or the Tangibles (other than the PNG Rights and the Tangibles themselves), including the following to the extent they relate to the PNG Rights or the Tangibles:

(i) contracts and agreements, including the Title and Operating Documents;

(ii) records, files, reports, data and information, including well files, lease files, agreement files and production records;

(iii) the Transferred Seismic;

(iv) Surface Interests; and

(v) Wells, including the wellbores thereof and the casing therein;

but excluding the Excluded Assets.

(ee) "**Operations**" means any and all operations on or in respect of the PNG Rights or the Tangibles, including drilling, completing, testing, recompleting, deepening, plugging back, side tracking, whipstocking, fracing, stimulating, equipping, operating and abandoning Wells, the construction, repair, expansion, decommissioning, maintenance and operation of Facilities and the production, treatment, storage, processing, gathering, compression and transportation of Petroleum Substances.

(ff) "**Other Assets**" means the assets set forth and described in Schedule "D".

(gg) "**Party**" means Vendor or Purchaser and "**Parties**" means Vendor and Purchaser, collectively.

(hh) "**Permits**" means permits, licenses, approvals and authorizations issued or granted by Governmental Authorities.

(ii) "**Person**" means any individual or entity, including any partnership, body corporate, trust, unincorporated organization, union, government or Government Authority and any heir, executor, administrator or other legal representative of an individual.

(jj) "**Petroleum Substances**" means petroleum, natural gas, coalbed methane and all related hydrocarbons (including liquid hydrocarbons) and all other substances, whether liquids, gases or solids and whether hydrocarbons or not (except coal but including sulphur) produced in association with petroleum, natural gas or related hydrocarbons.

(kk) "**Plan of Arrangement**" means the plan of arrangement set forth as Schedule A to the Arrangement Agreement.

(ll) "**PNG Rights**" means the entire right, title, estate and interest of Vendor in and to mines and minerals (including Petroleum Substances, coal and other minerals) within, under or upon the Lands set forth in Schedule "A" in:

(i) rights (including fee simple interests, leasehold interests and working interests) to drill for and produce, save and market Petroleum Substances from the Lands;

(ii) lessor royalties, overriding royalties, net profits interests and similar interests entitling the holder thereof to a share of the Petroleum Substances produced from the Lands or to receive payments calculated by reference to the quantity of such production, the proceeds from the sale thereof or the profits therefrom; and

(iii) rights to acquire any of the foregoing.

(mm) "**Prime Rate**" means the rate of interest, expressed as a rate per annum, of the main branch in Calgary, Alberta of the Vendor's bank from time to time, as the reference rate used by such bank to determine rates of interest charged by it on Canadian dollar commercial loans made in Canada, which such bank refers to as its "prime rate".

(nn) "**Purchase Price Adjustment Amount**" means the net amount of the adjustments made pursuant to Article 6.

(oo) "**Related Parties**" means, in reference to a Party, its directors, officers and employees and its Affiliates and their directors, officers and employees.

(pp) "**Release**" means any release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, leaching or migration of a Hazardous Substance, an oilfield waste or produced water.

(qq) "**Right of First Refusal**" means a right of first refusal, pre-emptive right of purchase or similar contractual right under the Title and Operating Documents or otherwise whereby a Third Party has the right to purchase or acquire any of the Assets because of Vendor's agreement to dispose of the Assets to Purchaser.

(rr) "**ROFR Assets**" has the meaning set forth in Section 7.1(a).

(ss) "**Sales Taxes**" means the sales tax imposed by any relevant jurisdictions, and similar taxes (if any) payable in respect of the purchase and sale of the Assets pursuant hereto.

(tt) "**Seismic Data**" means the raw data associated with a seismic line together with all records, books, documents, licences and reports associated with such data and all sale, trading and reproduction rights related to such data and all interpretations derived from such data, including without limitation:

(i) all permanent records of basic field data including, but not limited to, any and all microfilm or paper copies of seismic driller's reports, monitor records, observer's reports and survey notes and any and all copies of magnetic field tapes or conversions thereof;

(ii) all permanent records of the processed field data including, but not limited to, any and all microfilm or paper copies of shot point maps, pre- and post-stacked record sections including amplitude, phase and structural displays, post-stack data manipulations including filters, migrations and wavelet enhancements, and any and all copies of final stacked tapes and any manipulations and conversions thereof;

(iii) in the case of 3D seismic, in addition to the foregoing, all permanent records or bin locations, bin fold, static corrections, surface elevations and any other relevant information; and

(iv) any and all interpretations of the foregoing.

(uu) "**Specific Conveyances**" means all conveyances, assignments, transfers, novations and other documents or instruments that are reasonably required or desirable, in accordance with normal oil and gas industry practices, to convey, assign and transfer Vendor's title to the Assets to Purchaser and to novate Purchaser

into the Title and Operating Documents that are contracts in the place and stead of Vendor to the extent they relate to the Assets.

(vv) "**Surface Interests**" means all rights of Vendor to enter upon, use, occupy and enjoy the surface of lands for purposes related to the use, ownership or operation of the PNG Rights, the Wells or the Tangibles or gaining access thereto, whether the same are held in fee simple, by lease, by right-of-way, or otherwise.

(ww) "**Tangibles**" means all of Vendor's right, title, estate and interest (including leasehold interests) in all tangible depreciable equipment and facilities, including the Facilities, which are used or held for use in the production, dehydration, processing, gathering, treatment, measurement, storage or transportation of Petroleum Substances produced from the Lands or lands pooled or unitized therewith, including: gas plants; oil batteries; buildings; compressors; production equipment; active, inactive or decommissioned pipelines and tangible equipment; wellheads; pipelines; gathering lines; flow lines; pipeline connections; meters; generators; motors; compressors; treaters; dehydrators; scrubbers; separators; pumps; pumpjacks; tanks and boilers, spare parts and supplies, motorized vehicles; SCADA and maintenance management systems; satellite communications equipment and field offices and leasehold improvements, furniture and office supplies located therein, but excluding the Excluded Assets.

(xx) "**Taxes**" means all income, capital, sales, excise, value added, goods and services, customs, and property taxes, fees, assessments, withholdings and charges imposed by any Government Authority and any penalties, interest, fines or additions attributable to or imposed on or with respect to any such taxes, fees, assessments, withholdings or charges, including, GST and all applicable Sales Taxes.

(yy) "**Third Party**" means any Person other than Vendor, Purchaser and their Affiliates.

(zz) "**Title and Operating Documents**" means:

(i) petroleum and\or natural gas leases, permits and licenses (whether freehold or Crown) and similar instruments;

(ii) agreements relating to the ownership, operation or development of the Assets entered into in the normal course of the oil and gas business, including, without limitation: (A) operating agreements, unit agreements and unit operating agreements; (B) agreements for the construction, ownership and operation of gas plants, pipelines, gas gathering systems and similar facilities; (C) pooling agreements, royalty agreements, farmin and farmout agreements; (D) participation and subparticipation agreements; (E) trust declarations and agreements; (F) agreements providing for the gathering measurement, processing, compression or transportation of Petroleum Substances; (G) well operating contracts; and (H) surface leases, pipeline easements, road use agreements and other contracts granting Surface Rights; and

(iii) Permits pertaining to the ownership of the Assets or Operations;

(aaa) "**Transferred Seismic**" means Vendor's interest in the Seismic Data pertaining to the seismic lines more particularly described in Schedule "C"; and

(bbb) "**Wells**" means all wells located on the Lands (including all producing, shut-in, suspended, abandoned, capped, injection and disposal wells), including the wells listed in Schedule "B".

1.2 Interpretation

Unless otherwise stated or the context otherwise requires, in this Agreement:

(a) a reference to any agreement or instrument, including this Agreement, is a reference to the agreement or instrument as varied, amended, modified, or supplemented or replaced from time to time;

(b) the terms "**in writing**" or "**written**" include printing, typewriting or facsimile transmission;

(c) a reference to a statute is a reference to: (i) such enactment as amended or reenacted from time to time and every statute that may be substituted therefor; and (ii) the regulations, bylaws or other subsidiary legislation made pursuant to such statute as amended or restated from time to time;

(d) words importing the singular number only include the plural and *vice versa*, and words importing the use of any gender include all genders;

(e) if a term is defined in this Agreement, a derivative of that term shall have a corresponding meaning;

(f) a reference to time refers to Mountain Standard Time or Mountain Daylight Savings Time during the respective intervals in which each is in force in Alberta;

(g) a reference to "Dollars" means Canadian;

(h) "including" and "includes" mean "including without limitation" and "includes without limitation";

(i) the headings of Articles, Sections, and Subsections are for convenience of reference only and shall not affect the construction or interpretation of this Agreement;

(j) the terms "this Agreement", "hereof", "hereunder" and similar expressions refer to this Agreement in its entirety and include any agreement supplemental hereto; and

(k) a reference to an Article, Section, Subsection Paragraph or Schedule is a reference to an Article, Section, Subsections, Paragraph or Schedule of or to this Agreement.

1.3 Schedules

The following Schedules are attached hereto and form part hereof:

Schedule "A"	Lands and PNG Rights
Schedule "B"	Wells and Facilities
Schedule "C"	Transferred Seismic
Schedule "D"	Other Assets

ARTICLE 2
PURCHASE AND SALE

2.1 Purchase and Sale

Vendor hereby sells, assigns, transfers and conveys the Assets to Purchaser and Purchaser hereby purchases the Assets from Vendor effective as of the Effective Time.

2.2 Purchase Price

The aggregate consideration paid by Purchaser to Vendor for the Assets is $80,665,943 (the "**Base Price**") plus or minus, as applicable, the Purchase Price Adjustment Amount (the "**Purchase Price**").

2.3 Payment of Purchase Price

The Parties confirm that the Purchase Price has been paid by:

(a) the issuance of the Exploreco Notes to the Vendor as follows:

(i) $• to the Partnership;

(ii) $• to Roberts Bay; and

(iii) $• to Rider; and

(b) the payment of cash in the amount of **[$10,000,000]** plus or minus; as applicable, the Estimated Purchase Price Adjustment Amount to the Vendor as follows:

(i) $• to the Partnership;

(ii) $• to Roberts Bay; and

(iii) $• to Rider;

the receipt of which is hereby acknowledged by Vendor.

2.4 Purchase Price Adjustment Amount

(a) Within 6 months following the Closing Date, the Parties will cooperate in preparing, on the basis of information available within such period, a final statement of the Purchase Price Adjustment Amount, and upon agreement of the Parties on such adjustments, the Purchase Price Adjustment Amount, plus or minus, as applicable, the Estimated Purchase Price Adjustment Amount paid at Closing, shall be paid by the Party that is obligated to make such payment. Such payment shall be made within • days of Closing. If amounts are not paid when due, such amounts will thereafter bear interest until paid at the Prime Rate plus 2%.

(b) During the 12 month period following the calendar month in which Closing occurs, either Party may have access to the records of the other Party respecting the Assets for the limited purpose of calculating or verifying the adjustments made pursuant to Article 6. Any such access shall be provided upon reasonable notice to the Party whose records are being examined, at such Party's offices during its normal business hours and shall be conducted at the sole expense of the examining Party.

(c) After the adjustments made pursuant to Section 2.4(a), further adjustments will be made as and when items arise, provided that the Parties shall not be obligated to make an adjustment more than 12 months after the calendar month in which Closing occurs, unless such adjustment has been specifically requested by notice from one Party to the other.

2.5 Allocation of Purchase Price

The Parties agree that the Purchase Price shall be allocated among the Assets for all purposes (including for purposes of the Income Tax Act and GST Legislation) as follows:

(a)	to the PNG Rights	$•
(b)	to the Tangibles	$•
(c)	to the Miscellaneous Interests	$1.00
(d)	to the Other Assets	$•

2.6 GST

The Parties agree that they will make a joint election pursuant to subsection 167(1) of the GST Legislation in prescribed form. If the election is not available to the Parties for any reason, Vendor shall invoice Purchaser for the

applicable GST associated with the transfer of the Assets and Purchaser will pay the GST to Vendor, as well as any interest or penalties for which Vendor is liable as a result of having made the election hereunder. Each Party represents that it holds a valid GST registration account number.

2.7 Taxes

The Purchase Price does not include Sales Tax. Purchaser shall be solely liable for any and all Taxes, including Sales Taxes (but excluding Taxes imposed on income of Vendor) imposed by a Government Authority in respect of the completion of the purchase and sale of the Assets pursuant hereto. If Vendor, as agent for the Crown, is required to collect such Taxes, Purchaser shall pay the aggregate amount of such Taxes to Vendor on demand. Vendor shall remit such amount to the appropriate authorities in accordance with applicable legislation.

ARTICLE 3
CONVEYANCING MATTERS

3.1 Transferred Seismic Data

(a) Vendor and Purchaser acknowledge and agree that it is not their intent to defeat the rights of any Third Party in and to any of the Transferred Seismic. To the extent that:

(i) any of the Transferred Seismic is assignable only upon payment of a license fee or other penalty to the Third Party owner or owners thereof, Purchaser shall be responsible for the payment of such license fees and penalties;

(ii) the Transferred Seismic is not assignable, Vendor shall cooperate with and assist Purchaser, at Purchaser's sole cost and expense, to obtain, from the Third Party, a license to use such Transferred Seismic in Purchaser's operations; and

(iii) any of the Transferred Seismic is not assignable, as contemplated in paragraph 3.1(a)(i) above, and Purchaser is unwilling or unable to obtain rights in such Transferred Seismic, as contemplated in paragraph 3.1(a)(ii) above, the definition of "Transferred Seismic, for the purpose of this Agreement, shall be deemed to exclude such Seismic Data.

(b) Purchaser shall be responsible for addressing any Third Party Claim associated with the Transferred Seismic to the extent arising out of or in connection with this Agreement and shall indemnify and save Vendor harmless from and against any Claims, Losses or Liabilities that may be brought against Vendor, or that Vendor may suffer, sustain, pay or incur in connection with the same.

3.2 Specific Conveyances

To the extent the Specific Conveyances are not prepared prior to the execution and delivery of this Agreement, Vendor shall prepare the Specific Conveyances, at Purchasers cost, promptly after the date hereof. Purchaser shall be responsible, at its cost, for the circulation of Specific Conveyances to Third Parties and the registration of Specific Conveyances at public registry offices in accordance with accepted oil and gas industry practices.

3.3 Deliveries and Access

(a) Vendor shall deliver or cause to be delivered to Purchaser within a reasonable period of time, the original copies of the Title and Operating Documents and any other agreements and documents in its possession related to the Assets and the original copies of contracts, agreements, records, books, documents, licenses, reports and data included in the Miscellaneous Interests, which are now in the possession of Vendor. Notwithstanding the foregoing, if and to the extent such contracts, agreements, records, books, documents, licenses, reports and data also pertain to interests other than the Assets, at Purchaser's expense, photocopies or other copies may be provided to Purchaser in lieu of original copies.

(b) Purchaser shall, upon request and after reasonable notice from Vendor, provide reasonable access at Purchaser's offices during its normal business hours to the agreements and documents to which the Assets are subject and the contracts, agreements, records, books, documents, licenses, reports and data included in the Miscellaneous Interests which are then in the possession of Purchaser and to make copies thereof as Vendor may require for purposes relating to its ownership of the Assets prior to the date hereof (including taxation matters) or the calculation of adjustments pursuant to Article 6.

3.4 Vendor to Represent Purchaser Until Interests Conveyed

Until Purchaser is novated into an agreement which is a Title and Operating Document in the place of Vendor insofar as the Title and Operating Document pertains to the Assets, Vendor shall act as Purchaser's agent thereunder (including to serve operation notices and authorizations for expenditure) as Purchaser reasonably and lawfully directs. Vendor shall have no liability to Purchaser hereunder in respect of or arising in connection with any acts or omissions of Vendor in its capacity as agent of Purchaser under this Section 3.4 except to the extent resulting from the gross negligence or wilful misconduct of Vendor. Purchaser shall be liable to Vendor for all Losses and Liabilities suffered, sustained, paid or incurred by Vendor and indemnify and save harmless Vendor from and against all Claims made against Vendor in connection with Vendor acting as agent of Purchaser under this Section 3.4, except to the extent resulting from the gross negligence or wilful misconduct of Vendor. An act or omission by Vendor in its capacity as agent of Purchaser under this Section 3.4 shall not constitute the gross negligence or wilful misconduct of Vendor if such act or omission is done at the request of Purchaser or with its express or implied consent or approval.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES

4.1 Representations and Warranties of Vendor

Vendor represents and warrants to Purchaser that:

(a) <u>Organization and Standing</u>: the Partnership is a general partnership duly formed under the laws of Alberta and each of Roberts Bay and Rider is a body corporate duly incorporated or amalgamated and subsisting under the *Business Corporations Act* (Alberta) and each of them is duly qualified under the jurisdictions in which is it required to be qualified in order to own the Assets.

(b) <u>Authorization, Execution and Enforceability</u>: The execution, delivery and performance of this Agreement has been duly and validly authorized by any and all requisite action on the part of Vendor and will not result in any violation of, be in conflict with or constitute a default under its articles of amalgamation or bylaws. This Agreement constitutes a valid and binding obligation of Vendor enforceable against Vendor in accordance with its terms subject to the qualification that such enforceability may be subject to: (i) bankruptcy, insolvency, fraudulent preference, reorganization or other laws affecting creditors' rights generally; and (ii) general principles of equity (regardless of whether such enforceability is considered in a proceeding at law or equity).

(c) <u>No Finder's Fee</u>: Vendor has not incurred any obligation or liability, contingent or otherwise, for brokers' or finders' fees in respect of this Agreement or the transactions to be effected by it for which Purchaser shall have any obligation or liability.

(d) <u>Residency</u>: Vendor is not a "non-resident" of Canada within the meaning of Section 116 of the Income Tax Act.

4.2 Limitation of Representations and Warranties

(a) Vendor makes no representations or warranties of any kind or nature, express or implied (whether by common law, equity or otherwise) except as expressly set forth in Section 4.1 and in particular, and without limiting the generality of the foregoing, Vendor hereby expressly negates and disclaims, and shall not be

liable for (whether as a tort, a contractual liability, in equity, at common law, by statute or otherwise), any representations or warranties made or alleged to have been made in this Agreement or any other document, instrument, statement or information made or communicated to Purchaser or its Related Parties or representatives in any manner, with respect to:

(i) the value of the Assets or the future cash therefrom;

(ii) the Environmental condition of any lands or assets or any Environmental Liability;

(iii) the quality, condition, fitness, merchantability or suitability of use for any purpose of any tangible, depreciable equipment or property that forms part of the Assets;

(iv) any engineering or geological information or interpretations thereof, or any economic evaluations;

(v) title to the Assets; and

(vi) any Liabilities or Claims related to the Assets or Operations.

(b) Subject to the terms and conditions of this Agreement, Purchaser acknowledges and confirms that it is purchasing the Assets on an "as is-where is" basis without representation and warranty.

4.3 Representations and Warranties of Purchaser

Purchaser represents and warrants to Vendor that:

(a) Organization and Standing: Purchaser is a body corporate duly incorporated and subsisting under the *Business Corporations Act* (Alberta) and is duly qualified under the jurisdictions in which is it required to be qualified in order to own the Assets.

(b) Authorization, Execution and Enforceability: The execution, delivery and performance of this Agreement has been duly and validly authorized by any and all requisite corporate action on the part of Purchaser and will not result in any violation of, be in conflict with or constitute a default under its articles of incorporation or bylaws. This Agreement constitutes a valid and binding obligation of Purchaser enforceable against Purchaser in accordance with its terms subject to the qualification that such enforceability may be subject to: (i) bankruptcy, insolvency, fraudulent preference, reorganization or other laws affecting creditors' rights generally; and (ii) general principles of equity (regardless of whether such enforceability is considered in a proceeding at law or equity).

(c) AEUB Registrations: Purchaser is not aware of any fact or circumstance which would prevent or delay the registration of well, license transfers with respect to those license relating to or forming part of the Assets, including, without limitation, by virtue of the LLR rating of Vendor or Purchaser or any breach by Vendor or Purchaser or any orders or directives of the AEUB, and Purchaser is registered as a licensee with the AEUB.

(d) Non-Canadian: Purchaser is not a non-Canadian person for the purposes of the *Investment Canada Act*.

(e) No Finder's Fee: Purchaser has not incurred any obligation or liability, contingent or otherwise, for broker's or finder's fees in respect of this Agreement or the transactions to be effected by it for which Vendor shall have any obligation or liability.

ARTICLE 5
LIABILITIES AND INDEMNITIES

5.1 Assumed Liabilities

Subject to Article 6, Purchaser hereby assumes and agrees to duly and punctually perform, pay and discharge;

(a) subject to sub-paragraph (c), all obligations related to the Assets under Applicable Law or the Title and Operating Documents other than those that were required to be performed or observed prior the Effective Time;

(b) all obligations and Liabilities relating to the Assets that arise from or relate to acts, omissions, events or circumstances occurring after the Effective Time, including Losses, Liabilities and Claims arising from Operations relating to the Assets conducted after the Effective Time (including payment of the costs of such Operations) and payment of royalties and similar encumbrances in respect of the production of Petroleum Substances from or allocated to the PNG Rights produced after the Effective Time; and

(c) all Environmental Liabilities that arise from or relate to acts, omissions, events or circumstances related to, or arising from Operations relating to, the Assets, whether occurring or accruing prior to or after the Effective Time.

5.2 Vendors Liability and Indemnity Obligations

Subject to Sections 5.1, 5.3 and 5.4 and Article 6, each Vendor shall:

(a) be liable to Purchaser and its Related Parties for all Losses and Liabilities they suffer, sustain, pay or incur; and

(b) indemnify and save Purchaser and its Related Parties harmless from and against all and Claims made against any of them

as a direct result of any act, omission, fact or circumstance which constitutes a breach of the representations and warranties of such Vendor in Section 4.1 or a breach of any covenant or agreement of such Vendor contained in this Agreement.

5.3 Purchaser Liabilities and Indemnities

Subject to Section 5.4 and Article 6, Purchaser shall:

(a) be liable to Vendors and their Related Parties for all Losses and Liabilities they suffer, sustain, pay or incur; and

(b) indemnify and save harmless Vendors and their Related Parties from and against all and Claims made against them

(i) as a direct result of any act, omission, fact or circumstance which constitutes a breach of the representations and warranties of Purchaser in Section 4.3 or a breach of any covenant or agreement of Purchaser contained in this Agreement; (ii) connected with or relating to the liabilities assumed pursuant to Section 5.1; or (iii) connected with or relating to any Rights of First Refusal.

5.4 Limitations on Liabilities and Indemnities

(a) A Party shall not be liable to, or required to indemnify and save harmless, the other Party or the other Party's Related Parties pursuant to this Article 5 in respect of Losses, Liabilities or Claims to the extent they are:

(i) reimbursed or reimbursable to the other Party or its Related Parties by insurance; or

(ii) caused by or result from the negligence or wilful misconduct of the other Party or any of its Related Parties after the date hereof.

(b) No Claim under Section 4.1 or Section 4.2 in respect of a breach of a representation or warranty by a Party, shall be made or be enforceable by the other Party, whether by legal proceedings or otherwise, unless written notice of such Claim, with reasonable particulars, is given by such Party to the Party against whom such Claim is made within a period of 12 months from the date hereof.

(c) No Claim shall be made by a Party in respect of a breach of the representations, warranties and covenants made by the other Party in this Agreement except pursuant to this Article 5.

(d) The Parties acknowledge and agree that the limitations of liability and the remedies provided in this Article 5 are reasonable and represent the agreed upon allocation between the Parties of all risks and liabilities, whether known or unknown, actual or contingent, pertaining to the conveyance of the Assets from Vendors to Purchaser pursuant to this Agreement.

5.5 Indemnification Procedure – Third Party Claims

If a Party receives notice of the commencement or assertion against it of any Claim made by a Third Party for which such Party seeks or intends to seek indemnification under this Article 5, the Party shall give the other Party reasonably prompt written notice thereof. Such notice shall describe such Third Party Claim in reasonable detail. The other Party shall have the right to participate in or to elect, within one month of receiving such notice, to assume the defence of any such Third Party Claim at its own expense and using its own legal counsel, and the indemnified Party shall co-operate in good faith in such defence. The indemnified Party shall have the right to participate in the defence of any such Third Party Claim, assisted by counsel of its own choosing and if representation of the indemnified Party and the indemnifying Party by the same counsel would be inappropriate due to conflicting interests of the two Parties, the indemnifying Party shall also be responsible for the separate legal costs incurred by the indemnified Party. The indemnified Party shall not have the right to settle or compromise, or propose to settle or compromise, any such Third Party Claim without the consent of the indemnifying Party.

ARTICLE 6
ADJUSTMENTS

6.1 Adjustments

(a) Except as otherwise provided in this Agreement, all costs and expenses relating to the Assets (including, without limitation, maintenance, development, capital and operating costs) and all revenues relating to the Assets shall be apportioned as of the Effective Time between Vendor and Purchaser on an accrual basis, in accordance with generally accepted accounting principles, provided that:

(i) cash call advances, operating funds advances and similar advances made by Vendor in respect of the costs of operations on the Lands or the Tangibles which are not applied to costs incurred prior to the Effective Time will be transferred to Purchaser and an adjustment will be made in favour of Vendor equal to the amount of the advance transferred;

(ii) deposits made by Vendor relative to operations on the Lands shall be returned to Vendor and replaced by Purchaser;

(iii) all costs incurred in connection with work performed or goods or services provided in respect of the Assets shall be deemed to have accrued as of the date the work was performed or the goods or services were delivered, regardless of the times such costs became payable;

(iv) production revenues shall be apportioned between Vendor and Purchaser on a *per diem* basis, on the basis of the number of days in the period to which the production revenues relates that are before and after the Effective Time; and

(v) no accounting shall be made in respect of:

(A) rentals and similar payments required to preserve any of the Title and Operating Documents;

(B) income taxes; or

(C) property taxes and similar payments levied with respect to the Assets (including Alberta Freehold Mineral Taxes); and

6.2 Arbitration

If a Party disputes an adjustment requested by the other Party hereunder, it shall provide written notice of its objection within twenty (20) days of receipt of such request. If the Parties are unable to resolve such dispute within thirty (30) days of receipt of such notice, the issue shall be resolved by a single arbitrator pursuant to the provisions of Section 8.1. The decision of the arbitrator shall be final and binding on the Parties and shall not be subject to review or appeal. All costs of the arbitration shall be borne by the Parties equally.

ARTICLE 7
RIGHTS OF FIRST REFUSAL

7.1 Rights of First Refusal

(a) Vendor and Purchaser acknowledge and agree that it is not their intent to defeat Rights of First Refusal held by any Third Party with respect to the Assets. To the extent that any of the Assets are subject to Rights of First Refusal ("**ROFR Assets**") operative by virtue of this Agreement, Purchaser shall promptly following execution of this Agreement, comply with the applicable provisions of such rights and shall courier notices to the Third Parties holding such rights using Purchaser's *bona fide* allocations of value for its interest therein.

(b) Purchaser shall be responsible for addressing any Third Party Claim associated with the ROFR Assets (including the value attributed thereto by Purchaser) including, as appropriate, transferring the ROFR Assets to any Third Party exercising its Right of First Refusal. Purchaser shall, in addition, be entitled to all proceeds of disposition resulting from the exercise of any such Rights of First Refusal.

ARTICLE 8
GENERAL

8.1 Dispute Resolution

The Parties will attempt to resolve any dispute arising hereunder through consultation and negotiation in good faith. If those attempts fail, a Party may, by notice to the other Party at any time during those negotiations, refer the dispute to binding arbitration for final resolution if the matter has been expressly referenced hereunder as referable to arbitration. Any such arbitration, and any other arbitration the parties may agree to conduct hereunder, will be conducted under the National Arbitration Rules of the ADR Institute of Canada and the award made pursuant thereto will be binding upon the Parties and will not be subject to appeal.

8.2 Costs and Expenses

Except as specifically provided herein, all legal and other costs and expenses in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party which incurred the same.

8.3 Further Assurances

Each Party will, from time to time and at all times, do such further acts and execute and deliver all such further assurances, deeds and documents as shall be reasonably requested by the other Party for purposes of carrying out the terms of this Agreement, at no additional consideration.

8.4 No Merger

The covenants, representations, warranties and indemnities contained in this Agreement shall be deemed to be restated in any and all assignments, conveyances, transfers and other documents conveying the interests of Vendor in the Assets to Purchaser, subject to any and all time and other limitations contained in this Agreement. There shall not be any merger of any covenant, representation, warranty or indemnity in this Agreement in such assignments, conveyances, transfers and other documents notwithstanding any rule of law, equity or statute to the contrary and such rules are hereby waived.

8.5 Governing Law

This Agreement shall, in all respects, be subject to, interpreted, construed and enforced in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein and shall, in all respects, be treated as a contract made in the Province of Alberta. Except as provided in Sections 6.1 and 8.1, the Parties irrevocably attorn and submit to the exclusive jurisdiction of the courts of the Province of Alberta and courts of appeal therefrom in respect of all matters arising out of or in connection with this Agreement.

8.6 Transfer of Operatorship

Nothing in this Agreement will be interpreted as an assignment of Vendor's rights as operator of any of the Assets under the Title and Operating Documents or as any assurance by Vendor that Purchaser will be able to serve as operator of any of the Assets.

8.7 Enurement

This Agreement shall be binding upon and shall enure to the benefit of the Parties and their respective administrators, trustees, receivers, successors and permitted assigns. No Person other than the Parties and their successors and permitted assigns shall be entitled to any rights or benefits hereunder.

8.8 Time of Essence

Time shall be of the essence in this Agreement.

8.9 Notices

The addresses for service of the Parties shall be as follows:

Vendor:

Rider 2001 Energy Partnership and Roberts Bay Resources Ltd. and Rider Resources Ltd.
1701, 333 – 7th Avenue S.W.
Calgary, Alberta T2P 2Z1

Attention: President
Fax: (403) 266-0846

Purchaser :

Rider Exploration Ltd.
1701, 333 – 7th Avenue S.W.
Calgary, Alberta T2P 2Z1

Attention: President
Fax: 266-0846

Any notice, communication and statement required, permitted or contemplated hereunder shall be in writing and sent by personal service, facsimile or other means and shall be deemed received when delivery or reception of the transmission is complete except that, if such delivery or transmission is sent on a Saturday, Sunday or day when the receiving Party's office is not open for the regular conduct of business, or on or after 4:00 p.m., such notice or communication shall be deemed to be received on the next Business Day that such office is open for the regular conduct of business. A Party may from time to time change its address for service or its fax number or both by giving written notice of such change to the other Party at its above address.

8.10 Invalidity of Provisions

In case any of the provisions of this Agreement should be invalid, illegal or unenforceable in any respect, the validity, legality or enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby.

8.11 Waiver

Except as otherwise provided in this Agreement, no failure on the part of any Party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or remedy preclude any other or further exercise thereof or the exercise of any right or remedy in law or in equity or by statute or otherwise conferred. Except as otherwise provided in this Agreement, no waiver of any provision of this Agreement, including, this Section 8.11, shall be effective otherwise than by an instrument in writing dated subsequent to the date hereof, executed by a duly authorized representative of the Party making such waiver.

8.12 Amendment

This Agreement shall not be varied or amended by oral agreement or otherwise other than by an instrument in writing dated subsequent to the date hereof, executed by a duly authorized representative of each Party.

8.13 Agreement Not Severable

This Agreement extends to the whole of the Assets and is not severable without Purchaser's express written consent or as otherwise herein provided.

8.14 Public Announcements

No public announcement or press release concerning the sale and purchase of the Assets shall be made by a Party without the prior written consent and approval of the other Party; provided that nothing contained herein shall prevent either Party at any time furnishing any information to any Government Authority or to the public if required by Applicable Law or the rules of a stock exchange. A Party which proposes to make such a public disclosure shall, to the extent reasonably possible, provide the other Parties with a draft of such statement at least eight Business Days prior to its release to enable such other Parties to review such draft and advise that Party of any comments each may have with respect thereto.

8.15 Counterpart Execution

This Agreement may be executed by facsimile and in counterpart, no one copy of which need be executed by Vendor and Purchaser, provided that any Party executing by facsimile shall promptly provide the other Party with an original of its signed execution page of this Agreement. A valid and binding contract shall arise if and when counterpart execution pages (including as may be delivered by facsimile) are executed and delivered by Vendor and Purchaser.

IN WITNESS WHEREOF the Parties have executed this Agreement as of the day and year first above written.

ROBERTS BAY RESOURCES LTD.

Per: ______________________________

RIDER 2001 ENERGY PARTNERSHIP, by its managing partner, Rider Resources Ltd.

Per: ______________________________

RIDER RESOURCES LTD.

Per: ______________________________

RIDER EXPLORATION LTD.

Per: ______________________________

SCHEDULE "A"

to the Conveyance dated •, 2006 between Rider 2001 Energy Partnership, Roberts Bay Resources Ltd., Rider Resources Ltd. and Rider Exploration Ltd.

LANDS AND PNG RIGHTS

SCHEDULE "B"

to the Conveyance dated •, 2006 between Rider 2001 Energy Partnership, Roberts Bay Resources Ltd., Rider Resources Ltd. and Rider Exploration Ltd.

WELLS AND FACILITIES

SCHEDULE "C"

to the Conveyance dated •, 2006 between Rider 2001 Energy Partnership, Roberts Bay Resources Ltd., Rider Resources Ltd. and Rider Exploration Ltd.

TRANSFERRED SEISMIC DATA

SCHEDULE "D"

to the Conveyance dated •, 2006 between Rider 2001 Energy Partnership, Roberts Bay Resources Ltd., Rider Resources Ltd. and Rider Exploration Ltd.

OTHER ASSETS

SCHEDULE "C"

REPRESENTATIONS AND WARRANTIES OF RIDER

Rider hereby represents and warrants to Acquiror and AcquisitionCo as follows and acknowledges that Acquiror and AcquisitionCo are relying upon such representations and warranties in connection with the execution and delivery of this Agreement:

1.1 Organization and Qualification

Each of Rider and Roberts Bay Resources Ltd. has been duly incorporated or amalgamated and organized and is validly subsisting under the laws of its jurisdiction of incorporation or amalgamation and has the requisite corporate power and capacity to carry on its business as it is now being conducted. Rider 2001 Energy Partnership has been property created and organized and is validly existing as a partnership under the laws of the Province of Alberta and has the requisite power and authority to carry on its operations as now conducted by it.

1.2 Authority Relative to this Agreement

Rider has the requisite corporate power and capacity to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the performance by Rider of its obligations hereunder have been duly authorized by the board of directors of Rider, and no other corporate proceedings on the part of Rider are necessary to authorize this Agreement or the performance by Rider of its obligations hereunder. This Agreement has been duly executed and delivered by Rider and constitutes a legal, valid and binding obligation of Rider enforceable against Rider in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws relating to or affecting creditors' rights generally and to the general principles of equity.

1.3 No Violations

(a) Subject to receipt of consent of Rider's bankers to the Arrangement and related transactions, neither the execution and delivery of this Agreement by Rider, the consummation by it of the transactions contemplated hereby nor compliance by Rider with any of the provisions hereof will: (i) violate, conflict with, or result in the breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in a creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of Rider, under any of the terms, conditions or provisions of (A) the constating documents of Rider and the Rider Affiliates, or (B) except as disclosed in the Rider Disclosure Letter, any material note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other instrument or obligation to which either of Rider or the Rider Affiliates is a party or to which either of Rider or the Rider Affiliates, or any of its properties or assets, may be subject or by which either of Rider or the Rider Affiliates is bound; or (ii) subject to compliance with applicable corporate and securities Laws, violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to either of Rider or the Rider Affiliates (except, in the case of each of clauses (i) and (ii) directly above, for such violations, conflicts, breaches, defaults, terminations which, or any consents, approvals or notices which if not given or received, would not have any material adverse effect on Rider and would not have a material adverse effect on the ability of Acquiror and AcquisitionCo and Rider to consummate the transactions contemplated hereby).

(b) Other than in connection with or in compliance with any applicable provisions of applicable corporate and securities Laws and the Competition Act or with the rules, regulations or policies of the TSX: (i) there is no legal impediment to the performance by Rider of its obligations under this Agreement or to the execution and delivery of this Agreement by Rider and (ii) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is necessary by Rider in connection with the making or the consummation of the Arrangement, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals, which, if not received, would not have a material adverse effect on Rider and would not have a material adverse effect on the ability of Acquiror and AcquisitionCo and Rider to consummate the transactions contemplated hereby.

1.4 Capitalization of Rider

As of the date hereof, the authorized share capital of Rider consists of an unlimited number of Rider Shares and an unlimited number of first and second preferred shares, issuable in series, of which only 45,858,200 Rider Shares are issued and outstanding. As of the date hereof, 4,075,091 Rider Options have been granted and are outstanding. Except as set forth above, there are no securities of Rider outstanding and no options, warrants or other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by Rider of any shares of Rider (including the Rider Shares) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any shares of Rider (including the Rider Shares), nor are there any outstanding stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the book value, income or other attributes of Rider. All outstanding Rider Shares have been duly authorized and are validly issued, as fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights, and all Rider Shares issuable upon exercise of outstanding Rider Options will, when issued, be duly authorized and validly issued as fully paid and non-assessable shares.

1.5 No Material Adverse Change

There has not been any material change in the assets, liabilities or obligations (absolute, contingent or otherwise) of Rider from the position set forth in the Rider Financial Statements and there has not been any material adverse change in respect of Rider since June 30, 2006; and since that date there have been no material facts, transactions, events or occurrences which could materially adversely affect the capital, assets, liabilities (absolute, accrued, contingent or otherwise), business, operations or condition (financial or otherwise) or results of the operations of Rider or that could affect Rider's ability to consummate the transactions contemplated by this Agreement.

1.6 Financial Statements

The Rider Financial Statements were prepared in accordance with Canadian GAAP (except (i) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of Rider's independent auditors or (ii) in the case of unaudited interim financial statements, to the extent they may not include notes, are subject to normal year end adjustments or may be condensed or summary statements), and fairly present the consolidated financial position, results of operations and changes in financial position of Rider as of the dates thereof and for the periods indicated therein in accordance with Canadian GAAP (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments) and reflect appropriate and adequate reserves in respect of contingent liabilities, if any, of Rider on a consolidated basis. There has been no change in Rider's accounting policies since June 30, 2006.

1.7 Minute Books

The corporate and partnership records and minute books of Rider and of the Rider Affiliates have been maintained in accordance with all applicable statutory requirements and are true, correct, accurate and up-to-date in all material respects.

1.8 Ownership of Subsidiaries

Rider is the beneficial owner of 100% of the outstanding voting securities of each of the Rider Affiliates with good and valid title to all such securities, free and clear of all liens and encumbrances (other than in favour of Rider's bankers) and no person, firm, corporation or other entity holds any securities convertible or exchangeable into securities of any of such subsidiaries or now has any agreement, warrant, option, right or privilege (whether pre-emptive or contractual) being or capable of becoming an agreement for the purchase, subscription or issuance of any unissued shares, securities (including convertible securities) or warrants of any of the Rider Affiliates.

The only Subsidiary of Rider is Roberts Bay Resources Ltd. Rider is not affiliated with, nor is it a holding corporation of any other body corporate and Rider and Roberts Bay Resources Ltd. are the only partners of Rider 2001 Energy Partnership, a general partnership.

1.9 Compliance with Applicable Laws

Each of Rider and the Rider Affiliates has conducted and is conducting its business in compliance in all material respects with all applicable laws, rules and regulations and, in particular, all applicable licensing and environmental legislation, regulations or by-laws or other lawful requirement of any governmental or regulatory bodies applicable to such of Rider or the Rider Affiliates of each jurisdiction in which such of Rider or the Rider Affiliates, as the case may be, carries on its business (except to the extent that the failure to so comply would not have a material adverse effect on Rider) and holds all licences, registrations and qualifications in all jurisdictions in which such of Rider or the Rider Affiliates, as the case may be, carries on its business which are necessary to carry on the business of such of Rider or the Rider Affiliates, as the case may be (other than those that, the failure of which to so hold, would not have a material adverse effect on Rider), as now conducted and as presently proposed to be conducted and all such licenses, registrations or qualifications are valid and existing and in good standing and none of such licenses, registrations or qualifications contains any burdensome term, provision, condition or limitation which has or would reasonably be expected to have a material adverse effect on the business of Rider, as now conducted or as proposed to be conducted.

1.10 Conduct of Operations

The operations of each of Rider and the Rider Affiliates and, to the best of Rider's knowledge, any and all operations, in all material respects, by third parties, on or in respect of the assets and properties of Rider and the Rider Affiliates, have been conducted in accordance with good oilfield practices.

1.11 Petroleum and Natural Gas Property Interests

The interests of each of Rider and the Rider Affiliates in its petroleum and natural gas properties (the "**Rider Interests**") are free and clear of adverse claims created by, through or under Rider or the Rider Affiliates, except as disclosed in Rider's unaudited interim financial statements for the six months ended June 30, 2006 or those arising in the ordinary course of business and that would not have a material adverse effect on Rider and, to its knowledge, each of Rider and the Rider Affiliates holds the

Rider Interests under valid and subsisting licenses, leases, permits, concessions, concession agreements, contracts, subleases, reservations or other agreements except where the failure to so hold the Rider Interests would not have a material adverse effect on Rider.

1.12 Title to Oil and Gas Properties

Although it does not warrant title, Rider is not aware of any defects, failures or impairments to the title to the oil and gas properties of Rider or the Rider Affiliates, whether or not an action, suit, proceeding or inquiry is pending or threatened and whether or not discovered by any third party, which in the aggregate could reasonably be expected to cause a material adverse change in respect of Rider, on: (A) the quantity and pre-tax present worth values of the oil and gas reserves of Rider or the Rider Affiliates; (B) the current production attributable to the properties of Rider or the Rider Affiliates; or (c) the current cash flow from such properties.

1.13 Documents of Title

To the best of Rider's knowledge, Rider has made available to Acquiror and AcquisitionCo all Documents of Title and other documents and agreements in its possession affecting the title of Rider or the Rider Affiliates to the oil and gas properties of Rider or the Rider Affiliates.

1.14 Environmental Matters

There has not occurred any spills, emissions or pollution on any property of Rider or the Rider Affiliates, nor has either of Rider or the Rider Affiliates been subject to any stop orders, control orders, clean-up orders or reclamation orders under applicable Environmental Laws any of which might reasonably be expected to cause a material adverse change in respect of Rider. All operations of any of Rider or the Rider Affiliates have been and are now being conducted in compliance with all applicable Environmental Laws, except where the failure to be in compliance would not reasonably be expected to cause a material adverse change in respect of Rider. Rider is not subject to or aware of:

(a) any proceeding, application, order or directive which relates to environmental, health or safety matters, and which may require any material work, repairs, construction or expenditures on any of the properties of Rider or the Rider Affiliates; or

(b) any demand or notice with respect to the breach of any Environmental Laws applicable to any of Rider or the Rider Affiliates, including, without limitation, any regulations respecting the use, storage, treatment, transportation or disposition of any hazardous substances which would reasonably be expected to cause a material adverse change in respect of Rider.

1.15 Engineering Report

To the knowledge of Rider, the Paddock Rider Report complies in all respects with requirements of NI 51-101, (including the requirements of the COGE Handbook (as defined therein)) and has been prepared by a qualified reserves evaluator (determined in accordance with NI 51-101) (the "**Evaluator**") and the results thereof may be disclosed in accordance with NI 51-101. Rider made available to the Evaluator, prior to the issuance of the Paddock Rider Report, for the purpose of preparing the Paddock Rider Report, all information requested by the Evaluator, which information, taken as a whole, did not contain any misrepresentation at the time such information was provided. Rider has no knowledge of a material adverse change in the information, taken as a whole, provided to the Evaluator since the date that such information was provided. Rider believes that the Paddock Rider Report reasonably presented the quantity and pre-tax present worth values of oil and gas reserves of Rider as at

December 31, 2005 and May 31, 2006, as applicable, based upon information available at the time the Paddock Rider Report was prepared and the assumptions as to commodity prices and costs contained therein.

1.16 Tax Matters

(a) For purposes of this Section 1.16, the following definitions shall apply:

(i) The term "**Taxes**" shall mean all taxes, however denominated, including any interest, penalties or other additions that may become payable in respect thereof, imposed by any federal, provincial, state, local or foreign government or any agency or political subdivision of any such government, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including, but not limited to, federal income taxes and provincial income taxes), capital, payroll and employee withholding taxes, labour taxes, employment insurance, social insurance taxes, sales and use taxes, ad valorem taxes, value added taxes, excise taxes, franchise taxes, gross receipts taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, workers' compensation and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which any of Rider or the Rider Affiliates is required to pay, withhold or collect; and

(ii) The term "**Returns**" shall mean all reports, estimates, declarations of estimated tax, information statements and returns relating to, or required to be filed in connection with, any Taxes.

(b) All Returns required to be filed by or on behalf of Rider or the Rider Affiliates have been duly filed on a timely basis and such Returns were complete and correct in all material respects. All Taxes shown to be payable on the Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis and no other Taxes are payable by Rider or the Rider Affiliates with respect to items or periods covered by such Returns.

(c) Rider has paid or provided adequate accruals for Taxes as at June 30, 2006 in its financial statements as at and for the period ended June 30, 2006, in conformity with Canadian GAAP applied on a basis consistent with those of prior years.

(d) For tax years ending in 2003, 2004 and 2005, Rider has made available to Acquiror and AcquisitionCo true and complete copies of: (i) material portions of income tax audit reports, statements of deficiencies, closing or other agreements received by any of Rider or the Rider Affiliates or on behalf of any of Rider or Rider Subsidiaries relating to Taxes; and (ii) all material federal, provincial, state, local or foreign income or franchise tax returns for Rider and for the Rider Affiliates.

(e) No material deficiencies exist or have been asserted with respect to Taxes paid by any of Rider or the Rider Affiliates. None of Rider or the Rider Affiliates is a party to any action or proceeding for assessment or collection of Taxes, nor has such event been asserted or to Rider's knowledge threatened against any of Rider or the Rider Affiliates or any of their assets. No waiver or extension of any statute of limitations is in effect with respect to Taxes or Returns of any of Rider or the Rider Affiliates. There is no audit in process, pending or, to the knowledge of Rider, threatened by a governmental or taxing authority relating to the Returns of any of Rider or the Rider Affiliates.

(f) Rider has withheld from each payment made to any of its present or former employees, officers and directors, and to all persons who are non-residents of Canada for the purposes of the Tax Act, all amounts required by law and will continue to do so until the Effective Date and has remitted such withheld amounts within the prescribed periods to the appropriate governmental authority. Rider has remitted all Canada Pension Plan contributions, employment insurance premiums, employer health taxes and other Taxes payable by it in respect of its employees and has or will have remitted such amounts to the proper governmental authority within the time required by applicable law. Each of Rider and the Rider Affiliates has charged, collected and remitted on a timely basis all Taxes as required by applicable law on any sale, supply or delivery whatsoever, made by such of Rider or the Rider Affiliates, as the case may be.

(g) To Rider's knowledge, all ad valorem, property, production, severance and similar Taxes and assessments based on or measured by the ownership of property or the production of the hydrocarbon substances of Rider or the Rider Affiliates, or the receipt of proceeds therefrom, payable in respect of the oil and gas assets prior to the date hereof have been properly and fully paid and discharged in all material respects, and there are no unpaid Taxes or assessments which could result in a lien or charge on the oil and gas assets of Rider or the Rider Affiliates.

1.17 Debt and Working Capital

At September 1, 2006, Rider's Debt did not exceed $113.3 million. "Rider's Debt" means total indebtedness of Rider, on a consolidated basis, including consolidated long-term debt, bank debt and working capital deficiency of Rider, but excluding hedging obligations thereof or of the Rider Affiliates.

1.18 Production

Rider's average production (excluding production from Ryegrass Assets) during the month of August, 2006 was not less than 9,100 BOE per day.

1.19 Financial Commitments

Other than as will be disclosed by Rider to Acquiror in a presentation of Rider's proposed capital expenditure program for the balance of 2006, and except for operating costs incurred in the ordinary course of business, as of the date hereof, Rider has no outstanding authorizations for expenditure or other financial commitments in respect of the Rider Interests.

1.20 No Default Under Lending Agreements

No event of default or breach of any covenant has occurred under Rider' existing banking and lending agreements.

1.21 Flow Through Obligations

Rider has not entered into any agreements or made any covenants with any parties with respect to the issuance of "flow-through" shares or the incurring and renunciation of Canadian exploration expense or Canadian development expense, which amounts have not been fully expended and renounced as required thereunder and which "flow-through" shares are not "prescribed shares" for the purpose of Section 6202.1 of the Regulations to the Tax Act.

1.22 No Shareholders' Rights Protection Plan

Rider is not a party to, and prior to the Effective Date, Rider will not implement, a shareholder rights plan or any other form of plan, agreement, contract or instrument that will trigger any rights to acquire Rider Shares or other securities of Rider or rights, entitlements or privileges in favour of any person upon the entering into of this Agreement or the making or consummation of the Arrangement.

1.23 No Undisclosed Material Liabilities

Rider does not have any material liabilities of any nature (matured or unmatured, fixed or contingent), other than:

(a) those set forth or adequately provided for in the most recent balance sheet and associated notes thereto included in the Rider Financial Statements (the "**Rider Balance Sheet**");

(b) those incurred in the ordinary course of business and not required to be set forth in the Rider Balance Sheet under Canadian GAAP;

(c) those incurred in the ordinary course of business since the date of the Rider Balance Sheet and consistent with past practice; and

(d) those incurred in connection with the execution of this Agreement.

1.24 Material Contracts

Except for Documents of Title, Rider's credit facility or this Agreement, there are no material contracts or agreements to which Rider or the Rider Affiliates is a party or by which Rider or the Rider Affiliates is bound. For the purposes of this subparagraph, any contract or agreement pursuant to which Rider or the Rider Affiliates will, or may reasonably be expected to result in, a requirement of Rider or the Rider Affiliates to expend more than an aggregate of $3 million or receive or be entitled to receive revenue of more than $3 million in either case in the next 12 months, or is out of the ordinary course of business of Rider, shall be considered to be material.

1.25 Bonuses

There are no accrued bonuses payable to any officers, directors or employees of Rider.

1.26 Employment Agreements

Other than as disclosed in the Rider Disclosure Letter, neither Rider nor the Rider Affiliates is a party to (i) any written consulting agreement, or (ii) any verbal consulting agreement with a term of more then one year.

1.27 Leases and Other Obligations

All of Rider's outstanding material leases, office leases, office equipment and computer leases, geophysical and other technical software leases and arrangements, field equipment leases and leased vehicles have been provided to Acquiror and AcquisitionCo in the Data Room.

1.28 Processing and Transportation Commitments

All third party processing or transportation agreements to which Rider or the Rider Affiliates are a party or by which they are bound and all obligations of Rider or of the Rider Affiliates to deliver sales volumes to any other person are disclosed in the Data Room.

1.29 U.S. Matters

(a) Rider is a "foreign private issuer" within the meaning of Rule 405 of Regulation C adopted by the United States Securities and Exchange Commission under the United States Securities Act of 1933, as amended.

(b) Rider is not registered or required to be registered as an investment company under the Investment Company Act of 1940.

(c) Rider has not issued any securities into, or to residents of, the United States that have not been registered, and that were not exempt from registration, under applicable United States federal or state securities laws.

(d) Rider is not incorporated in the United States and the principal offices of Rider are not located within the United States.

(e) Rider does not hold more than US$56.7 million worth of assets located in the United States, measured by fair market value, and has not made aggregate sales in or into the United States exceeding US$56.7 million during its most recent completed fiscal year.

1.30 Employee Benefit Plans

Other than as disclosed in the Rider Disclosure Letter, Rider has no employee benefit plans and has made no agreements or promises in respect of any such plan.

1.31 Litigation, Etc.

There are no actions, suits or proceedings in existence or pending or, to the knowledge of Rider, threatened or for which there is a reasonable basis, affecting or that would reasonably be expected to affect Rider or the Rider Affiliates or affecting or that would reasonably be expected to affect any of their properties or assets at law or equity or before or by any Governmental Entity which action, suit or proceeding involves a possibility of any judgment against or liability of either of Rider or the Rider Affiliates.

1.32 Financial Advisor

Rider has not retained nor will it retain any financial advisor, broker, agent or finder or paid or agreed to pay any financial advisor, broker, agent or finder on account of this Agreement, the Arrangement, any transaction contemplated hereby or any transaction presently ongoing or contemplated, except that FirstEnergy Capital Corp. and Scotia Capital Inc. have been retained as Rider's financial advisor in connection with certain matters, including the transaction contemplated hereby and Rider has retained Burnet Duckworth & Palmer LLP as Rider's legal advisors in connection with the transaction contemplated herein. Rider has delivered to Acquiror and AcquisitionCo correct copies of all agreements between Rider and its financial advisor that could give rise to a payment of any fees to such financial advisor. Other than the foregoing, Rider has not incurred any obligation or liability, contingent or

otherwise, for brokerage fees, finder's fees, agents' commission or other forms of compensation with respect to the transactions contemplated by this Agreement.

1.33 Transaction Costs

Rider's aggregate transaction costs related to the transaction contemplated hereby (including all financial, legal, accounting, engineering, Employee Obligations, and any and all other costs and expenses of Rider relating to the Transaction) shall not exceed $6 million.

1.34 Disclosure

(a) The data and information in respect of Rider and of the Rider Affiliates and their respective assets, reserves, liabilities, business and operations provided by Rider in the Data Room was and is accurate and correct in all material respects as at the respective dates thereof. Rider has no knowledge of a change to the oil and gas reserves of Rider or of the Rider Affiliates from that disclosed in the Data Room which would constitute a material adverse change.

(b) To the knowledge of Rider, Rider has not withheld from Acquiror and AcquisitionCo any material information or documents concerning Rider or the Rider Affiliates or their respective assets or liabilities during the course of Acquiror and AcquisitionCo's review of Rider, the Rider Affiliates and their respective assets. No representation or warranty contained herein and no statement contained in any schedule or other disclosure document provided or to be provided to Acquiror and AcquisitionCo by Rider pursuant hereto contains or will contain any untrue statement of a material fact or omits to state a material fact which is necessary in order to make the statements herein or therein not misleading.

1.35 No Guarantees or Indemnities

Neither of Rider nor the Rider Affiliates is a party to or bound by any agreement of guarantee, indemnification (other than an indemnification of directors and officers in accordance with the by-laws of Rider and applicable laws and other than standard indemnities in favour of purchasers of assets in purchase and sale agreements and underwriters and agents in connection with offerings of securities, Rider's registrar and transfer agent, indemnities and guarantees in favour of Rider's bankers and indemnities to support Rider's obligations pursuant to agreements entered into in the ordinary course of business), or any other like commitment of the obligations, liabilities (contingent or otherwise) of indebtedness of any other person.

1.36 No Loans

Neither of Rider nor the Rider Affiliates has any loans or other indebtedness currently outstanding which have been made to or from any of its shareholders, officers, directors or employees or any other person not dealing at arm's length with Rider.

1.37 No Net Profits or Other Interests

No officer, director, employee or any other person not dealing at arm's length with Rider or, to the knowledge of Rider, any associate or affiliate of any such person, owns, has or is entitled to any royalty, net profits interest, carried interest or any other encumbrances or claims of any nature whatsoever which are based on production from the properties or assets of Rider or any revenue or rights attributed thereto.

1.38 Reporting Issuer

Rider is a reporting issuer in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, New Brunswick, Nova Scotia and Newfoundland, the issued and outstanding Rider Shares are listed and posted for trading on the TSX and Rider is in material compliance with the by-laws, rules and regulation of the TSX.

1.39 No Cease Trade Orders

No securities commission or similar regulatory authority has issued any order preventing or suspending trading of any securities of Rider and Rider is not in default of any requirement of applicable securities Laws that would have a material adverse effect on the transactions contemplated by this Agreement.

1.40 Public Record

The information and statements set forth in the information filed by or on behalf of Rider after December 31, 2004 with any securities commission or similar regulatory authority in compliance, or intended compliance, with applicable securities laws (collectively, the "**Rider Public Record**"), as relates to Rider or the Rider Affiliates, was true, correct, and complete, and did not contain any misrepresentation, as of the respective dates of such information or statements, and no material change has occurred in relation to Rider or of Rider or the Rider Affiliates which is not disclosed in the Rider Public Record, and Rider has not filed any confidential material change reports which continue to be confidential.

1.41 No Material Transactions

Except as publicly disclosed prior to the date of this Agreement, since December 31, 2005, neither of Rider nor the Rider Affiliates has incurred, assumed or suffered any liability (absolute, accrued, contingent or otherwise) or entered into any transaction, which is or may be material to Rider, which is not in the ordinary course of business.

1.42 No Swaps

Neither of Rider nor the Rider Affiliates currently has outstanding Swaps.

1.43 No Unanimous Shareholder Agreement

Neither Rider nor, to its knowledge, any of its shareholders is a party to any unanimous shareholders agreement, pooling agreement, voting trust or other similar type of arrangements in respect of outstanding securities of Rider.

1.44 Confidentiality Agreements

Rider has entered into confidentiality agreements with persons other than Acquiror and AcquisitionCo respecting the confidentiality of information provided to such persons or reviewed by such persons. Rider has not negotiated any Acquisition Proposal with any person who has not entered into a confidentiality agreement with Rider or provided access to the confidential information in respect of Rider in relation to any proposed, possible or actual Acquisition Proposal to any person who has not entered into a confidentiality agreement with Rider. Rider has not amended, modified or provided any consents under such confidentiality agreements or provided any release from, or relaxation of, the

obligations under such confidentiality agreements to any of the other parties thereto. Rider has not waived the applicability of any "standstill" or other provisions of any confidentiality agreements entered into by Rider.

1.45 Restrictions on Business

There is no non-competition, exclusivity or other similar agreement, commitment or understanding in place to which either of Rider or the Rider Affiliates is a party or by which it is otherwise bound that would now or hereafter in any way may limit its business or operations in a particular manner or to a particular locality or geographic region or for a specified period of time and the execution, delivery and performance of this Agreement does not and will not result in any restriction of Rider or the Rider Affiliates from engaging in its business or from competing with any person or in any geographic area.

1.46 Outstanding Acquisitions or Disposition

Neither of Rider nor the Rider Affiliates has rights to purchase any assets, properties or undertakings of third parties nor have any obligation to sell assets, properties or undertakings with a value in excess of $500,000, in the aggregate, under any agreements to purchase or sell that have not closed.

1.47 Impairment

Neither the making of the Arrangement nor the successful completion of the Arrangement will result, or could reasonably be expected to result, in a material adverse change to Rider pursuant to or as a result of the provisions of any agreement or arrangement to which either Rider or the Rider Affiliates is a party.

1.48 Insurance

Policies of insurance in force as of the date hereof naming Rider as an insured adequately cover all risks reasonably and prudently foreseeable in the operation and conduct of the business of Rider or of the Rider Affiliates to the extent customary in respect of the business carried on by Rider or the Rider Affiliates. All such policies of insurance shall remain in force and effect and shall not be cancelled or otherwise terminated as a result of the transactions contemplated hereby or by the Arrangement.

SCHEDULE "D"

REPRESENTATIONS AND WARRANTIES OF ACQUIROR

Each of Acquiror and AcquisitionCo hereby represent and warrant to Rider as follows and acknowledge that Rider is relying upon such representations and warranties in connection with the execution and delivery of this Agreement.

1.1 Organization and Qualification

Acquiror has been properly created and organized and is validly existing as a trust under the laws of the Province of Alberta and has the requisite power and capacity to carry on its operations as now conducted by it. Each of AcquisitionCo, Shiningbank Holdings Corporation, SLP Holdings Inc., Find Energy Ltd. and 999546 Alberta Ltd. has been duly amalgamated or incorporated and is validly subsisting under the laws of the Province of Alberta and has the requisite corporate power and authority to carry on its business as now conducted by it. Shiningbank Operating Trust has been properly created and organized and is validly existing as a trust under the laws of the Province of Alberta and has the requisite power and authority to carry on its operations as now conducted by it. Shiningbank Limited Partnership has been property created and organized and is validly existing as a limited partnership under the laws of the Province of Alberta and has the requisite power and authority to carry on its operations as now conducted by it.

1.2 Authority Relative to this Agreement

Each of Acquiror and AcquisitionCo has the requisite power and authority to enter into this Agreement and to carry out their respective obligations hereunder. The execution and delivery of this Agreement and the performance by each of Acquiror and AcquisitionCo of their respective obligations hereunder have been duly authorized by the board of directors of AcquisitionCo, in its own capacity and as administrator of Acquiror and no other corporate proceedings on the part of AcquisitionCo, in its own capacity and as administrator of Acquiror are necessary to authorize the execution and delivery of this Agreement by each of Acquiror and AcquisitionCo or the performance by each of Acquiror and AcquisitionCo of their respective obligations hereunder. This Agreement has been duly executed and delivered by each of Acquiror and AcquisitionCo and constitutes a legal, valid and binding obligation of such entities enforceable against such entities in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws relating to or affecting creditors' rights generally and to the general principles of equity and, in the case of Acquiror, Section 9.5.

1.3 No Violations

(a) Neither the execution and delivery of this Agreement by each of Acquiror and AcquisitionCo, the consummation by such of the transactions contemplated hereby nor compliance by each of Acquiror and AcquisitionCo with any of the provisions hereof will: (i) violate, conflict with, or result in the breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in a creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of Acquiror or any of the Shiningbank Affiliates, under any of the terms, conditions or provisions of (A) the constating documents of Acquiror or any of the Shiningbank Affiliates, or (B) any material note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other instrument or obligation to which Acquiror or any of the Shiningbank Affiliates is a party or to which Acquiror or any of the Shiningbank Affiliates, or any of their properties or assets, may be

subject or by which Acquiror or any of the Shiningbank Affiliates is bound; or (ii) subject to compliance with applicable corporate and securities Laws, violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to Acquiror or any of the Shiningbank Affiliates (except, in the case of each of clauses (i) and (ii) directly above, for such violations, conflicts, breaches, defaults, terminations which, or any consents, approvals or notices which if not given or received, would not have any material adverse effect on Acquiror and would not have a material adverse effect on the ability of Acquiror, AcquisitionCo and Rider to consummate the transactions contemplated hereby).

(b) Other than in connection with or in compliance with any applicable provisions of applicable corporate and securities Laws and the Competition Act or with the rules, regulations or policies of the TSX: (i) there is no legal impediment to the performance by each of Acquiror or AcquisitionCo of their respective obligations under this Agreement or to the execution and delivery of this Agreement by Acquiror or AcquisitionCo and (ii) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is necessary by Acquiror or AcquisitionCo in connection with the making or the consummation of the Arrangement, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals, which, if not received, would not have a material adverse effect on Acquiror and would not have a material adverse effect on the ability of Acquiror, AcquisitionCo and Rider to consummate the transactions contemplated hereby.

1.4 Capitalization of Shiningbank

As of the date hereof, Acquiror is authorized to issue 300,000,000 Acquiror Units of which 85,738,408 are issued and outstanding and no person has any agreement, option or right or privilege capable of becoming an agreement for the purchase, subscription or issuance of any unissued Acquiror Units, warrants or other securities of Acquiror other than: (i) 2,688,002 Acquiror Units issuable upon exercise of incentive rights to acquire Acquiror Units issued to directors, officers and employees of AcquisitionCo pursuant to the Trust Units Rights Incentive Plan of Acquiror; (ii) Acquiror Units issuable from time to time pursuant to the Distribution Reinvestment and Optional Trust Unit Purchase Plan of Acquiror; and (iii) Acquiror Units issuable from time to time pursuant to the terms of the 335,875 non-voting exchangeable shares of Shiningbank Holdings Corporation.

1.5 No Material Adverse Change

There has not been any material change in the assets, liabilities or obligations (absolute, contingent or otherwise) of Acquiror from the position set forth in the Acquiror Financial Statements or as otherwise publicly disclosed and there has not been any material adverse change in respect of Acquiror since June 30, 2006; and since that date there have been no material facts, transactions, events or occurrences which could materially adversely affect the capital, assets, liabilities (absolute, accrued, contingent or otherwise), business, operations or condition (financial or otherwise) or results of the operations of Acquiror or that could affect Acquiror's and AcquisitionCo's ability to consummate the transactions contemplated by this Agreement.

1.6 Financial Statements

(a) The Acquiror Financial Statements were prepared in accordance with Canadian GAAP (except (i) as otherwise indicated in such financial statements and the notes thereto or (ii) in the case of unaudited interim financial statements, to the extent they may not include notes, are subject to normal year end adjustments or may be condensed or summary statements), and fairly present the consolidated financial position, results of operations and changes in financial position of Acquiror

as of the dates thereof and for the periods indicated therein in accordance with Canadian GAAP (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments) and reflect appropriate and adequate reserves in respect of contingent liabilities, if any, of Acquiror on a consolidated basis. There has been no change in Acquiror's accounting policies, except as described in the notes to the Acquiror Financial Statements, since June 30, 2006.

(b) The Find Financial Statements were prepared in accordance with Canadian GAAP (except (i) as otherwise indicated in such financial statements and the notes thereto or (ii) in the case of unaudited interim financial statements, to the extent they may not include notes, are subject to normal year end adjustments or may be condensed or summary statements), and fairly present the financial position, results of operations and changes in financial position of Find Energy Ltd. as of the dates thereof and for the periods indicated therein in accordance with Canadian GAAP (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments) and reflect appropriate and adequate reserves in respect of contingent liabilities, if any, of Find Energy Ltd. There has been no change in Find Energy Ltd.'s accounting policies, except as described in the notes to the Find Financial Statements, since June 30, 2006.

1.7 Minute Books

The trust, corporate and partnership records and minute books of Acquiror and of the Shiningbank Affiliates have been maintained in accordance with all applicable statutory requirements and are true, correct, accurate and up-to-date in all material respects.

1.8 Ownership of Subsidiaries

Other than for the outstanding non-voting exchangeable shares of Shiningbank Holdings Corporation, Acquiror is beneficial owner of 100% of the outstanding voting securities of each of the Shiningbank Affiliates with good and valid title to all such securities, free and clear of all liens and encumbrances (other than in favour of AcquisitionCo's bankers) and no person, firm, corporation or other entity holds any securities convertible or exchangeable into securities of any of such subsidiaries or now has any agreement, warrant, option, right or privilege (whether pre-emptive or contractual) being or capable of becoming an agreement for the purchase, subscription or issuance of any unissued shares, securities (including convertible securities) or warrants of any of the Shiningbank Affiliates.

The only Subsidiaries of Acquiror are AcquisitionCo, Shiningbank Holding Corporation, SLP Holdings Inc., Find Energy Ltd. and 999546 Alberta Ltd. Acquiror is not affiliated with, nor is it a holding corporation of any other body corporate and AcquisitionCo is the sole unitholder of Shiningbank Operating Trust, an unincorporated open-end investment trust, and Shiningbank Operating Trust and AcquisitionCo are the only partners of Shiningbank Limited Partnership, a limited partnership.

1.9 Compliance with Applicable Laws

Each of Acquiror and the Shiningbank Affiliates has conducted and is conducting its business in compliance in all material respects with all applicable laws, rules and regulations and, in particular, all applicable licensing and environmental legislation, regulations or by-laws or other lawful requirement of any governmental or regulatory bodies applicable to Acquiror and the Shiningbank Affiliates of each jurisdiction in which such of Acquiror or the Shiningbank Affiliates, as the case may be, carries on its business (except to the extent that the failure to so comply would not have a material adverse effect on Acquiror) and holds all licences, registrations and qualifications in all jurisdictions in which such of Acquiror or the Shiningbank Affiliates, as the case may be, carries on its business which

are necessary to carry on the business of Acquiror or the Shiningbank Affiliates, as the case may be (other than those that, the failure of which to so hold, would not have a material adverse effect on Acquiror), as now conducted and as presently proposed to be conducted and all such licenses, registrations or qualifications are valid and existing and in good standing and none of such licenses, registrations or qualifications contains any burdensome term, provision, condition or limitation which has or would reasonably be expected to have a material adverse effect on the operations of Acquiror, as now conducted or as proposed to be conducted.

1.10 Conduct of Operations

The operations of each of Acquiror and the Shiningbank Affiliates and, to the best of Acquiror's and AcquisitionCo's knowledge, any and all operations, in all material respects, by third parties, on or in respect of the assets and properties of Acquiror and of the Shiningbank Affiliates, have been conducted in accordance with good oilfield practices.

1.11 Petroleum and Natural Gas Property Interests

The interests of each of Acquiror and of the Shiningbank Affiliates in its petroleum and natural gas properties (the "**Shiningbank Interests**") are free and clear of adverse claims created by, through or under Acquiror or the Shiningbank Affiliates, except as disclosed in the Acquiror Financial Statements or those arising in the ordinary course of business and that would not have a material adverse effect on Acquiror and, to its knowledge, each of the Acquiror and the Shiningbank Affiliates holds its respective Shiningbank Interests under valid and subsisting licenses, leases, permits, concessions, concession agreements, contracts, subleases, reservations or other agreements except where the failure to so hold the Shiningbank Interests would not have a material adverse effect on Acquiror.

1.12 Title to Oil and Gas Properties

Although it does not warrant title, Shiningbank is not aware of any defects, failures or impairments to the title to Acquiror's or to the Shiningbank Affiliates' oil and gas properties, whether or not an action, suit, proceeding or inquiry is pending or threatened and whether or not discovered by any third party, which in the aggregate could reasonably be expected to cause a material adverse change in respect of Acquiror, on: (A) the quantity and pre-tax present worth values of Acquiror's or of the Shiningbank Affiliates' oil and gas reserves; (B) the current production attributable to Acquiror's or to the Shiningbank Affiliates' properties; or (c) the current cash flow from such properties.

1.13 Documents of Title

If requested by Rider, Shiningbank will make available to Rider all Documents of Title and other documents and agreements in its possession affecting the title of Acquiror and of the Shiningbank Affiliates to the oil and gas properties thereof.

1.14 Environmental Matters

There has not occurred any spills, emissions or pollution on any property of any of Acquiror or of the Shiningbank Affiliates, nor has any of Acquiror or the Shiningbank Affiliates been subject to any stop orders, control orders, clean-up orders or reclamation orders under Environmental Laws any of which might reasonably be expected to cause a material adverse change in respect of Acquiror. All operations of Acquiror and of the Shiningbank Affiliates have been and are now being conducted in compliance with all applicable Environmental Laws, except where the failure to be in

compliance would not reasonably be expected to cause a material adverse change in respect of Acquiror. Shiningbank is not subject to or aware of:

(a) any proceeding, application, order or directive which relates to environmental, health or safety matters, and which may require any material work, repairs, construction or expenditures on any of the properties of Acquiror or of the Shiningbank Affiliates; or

(b) any demand or notice with respect to the breach of any Environmental Laws applicable to any of Acquiror or of the Shiningbank Affiliates, including, without limitation, any regulations respecting the use, storage, treatment, transportation or disposition of any hazardous substances which would reasonably be expected to cause a material adverse change in respect of Acquiror.

1.15 Engineering Reports

To the knowledge of Acquiror, the Paddock Shiningbank Report and the GLJ Find Report comply in all respects with requirements of NI 51-101 (including the requirements of the COGE Handbook (as defined therein)) and have been prepared by a qualified reserves evaluator (determined in accordance with NI 51- 101) (collectively, the "**Evaluator**") and the results thereof may be disclosed in accordance with NI 51-101. Acquiror and Find Energy Ltd. made available to the Evaluator, prior to the issuance of the Paddock Shiningbank Report and the GLJ Find Report, for the purpose of preparing the Paddock Shiningbank Report and the GLJ Find Report, all information requested by the Evaluator, which information, taken as a whole, did not contain any misrepresentation at the time such information was provided. Acquiror has no knowledge of a material adverse change in the information, taken as a whole, provided to the Evaluator since the date that such information was provided, other than as disclosed in writing to Rider. Acquiror believes that the Paddock Shiningbank Report and the GLJ Find Report reasonably presented the quantity and pre-tax present worth values of oil and gas reserves of Acquiror and the Shiningbank Affiliates as at December 31, 2005, and March 31, 2006, as applicable, based upon information available at the time the Paddock Shiningbank Report and the GLJ Find Report were prepared and the assumptions as to commodity prices and costs contained therein.

1.16 Tax Matters

(a) For purposes of this Section 1.16, the following definitions shall apply:

(i) The term "**Taxes**" shall mean all taxes, however denominated, including any interest, penalties or other additions that may become payable in respect thereof, imposed by any federal, provincial, state, local or foreign government or any agency or political subdivision of any such government, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including, but not limited to, federal income taxes and provincial income taxes), capital, payroll and employee withholding taxes, labour taxes, employment insurance, social insurance taxes, sales and use taxes, ad valorem taxes, value added taxes, excise taxes, franchise taxes, gross receipts taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, workers' compensation and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which any of Acquiror or the Shiningbank Affiliates is required to pay, withhold or collect; and

(ii) The term "**Returns**" shall mean all reports, estimates, declarations of estimated tax, information statements and returns relating to, or required to be filed in connection with, any Taxes.

(b) All Returns required to be filed by or on behalf of Acquiror or the Shiningbank Affiliates have been duly filed on a timely basis and such Returns were complete and correct in all material respects. All Taxes shown to be payable on the Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis and no other Taxes are payable by Acquiror or the Shiningbank Affiliates with respect to items or periods covered by such Returns.

(c) Acquiror has paid or provided adequate accruals for taxes as at June 30, 2006 in its financial statements as at and for the period ended June 30, 2006, in conformity with Canadian GAAP applied on a basis consistent with those of prior years.

(d) Find Energy Ltd. has paid or provided adequate accruals for taxes as at June 30, 2006 in its financial statements as at and for the period ended June 30, 2006, in conformity with Canadian GAAP applied on a basis consistent with those of prior years.

(e) For tax years ending in 2003, 2004 and 2005 Acquiror will make available upon request to Rider true and complete copies of: (i) material portions of income tax audit reports, statements of deficiencies, closing or other agreements received by any of Acquiror or the Shiningbank Affiliates or on behalf of any of Acquiror or Shiningbank Affiliates relating to Taxes; and (ii) all material federal, provincial, state, local or foreign income or franchise tax returns for Acquiror and for the Shiningbank Affiliates.

(f) No material deficiencies exist or have been asserted with respect to Taxes paid by Acquiror or the Shiningbank Affiliates. None of Acquiror or the Shiningbank Affiliates is a party to any action or proceeding for assessment or collection of Taxes, nor has such event been asserted or to Acquiror's knowledge threatened against any of Acquiror or the Shiningbank Affiliates or any of their assets. No waiver or extension of any statute of limitations is in effect with respect to Taxes or Returns of any of Acquiror or the Shiningbank Affiliates. There is no audit in process, pending or, to the knowledge of Acquiror and AcquisitionCo, threatened by a governmental or taxing authority relating to the Returns of any of Acquiror or the Shiningbank Affiliates.

(g) Each of Acquiror and AcquisitionCo has withheld from each payment made to any of its present or former employees, officers and directors, and to all persons who are non-residents of Canada for the purposes of the Tax Act, all amounts required by law and will continue to do so until the Effective Date and has remitted such withheld amounts within the prescribed periods to the appropriate governmental authority. AcquisitionCo has remitted all Canada Pension Plan contributions, employment insurance premiums, employer health taxes and other Taxes payable by it in respect of its employees and has or will have remitted such amounts to the proper governmental authority within the time required by applicable law. Each of Acquiror and the Shiningbank Affiliates has charged, collected and remitted on a timely basis all Taxes as required by applicable law on any sale, supply or delivery whatsoever, made by such of Acquiror or the Shiningbank Affiliates, as the case may be.

(h) To Acquiror's and AcquisitionCo's knowledge, all ad valorem, property, production, severance and similar Taxes and assessments based on or measured by the ownership of property or the production of Acquiror's or the Shiningbank Affiliates' hydrocarbon substances, or the receipt of proceeds therefrom, payable in respect of the Acquiror's or the Shiningbank Affiliates' oil and gas assets prior to the date hereof have been properly and fully paid and discharged in all material respects, and there are no unpaid Taxes or assessments which could result in a lien or charge on Acquiror's or the Shiningbank Affiliates' oil and gas assets.

1.17 Debt and Working Capital

At September 22, 2006, the total indebtedness of Acquiror, on a consolidated basis, including consolidated long-term debt, bank debt and working capital deficiency of Acquiror and after giving effect to the acquisition of Find Energy Ltd., but excluding hedging obligations of Acquiror or of the Shiningbank Affiliates, did not exceed $393 million.

1.18 Production

Acquiror's average production (not including production of Find Energy Ltd.) during the month of August 2006 was not less than 21,500 BOE per day and Find Energy Ltd.'s average production during the month of August 2006 was not less than 5,000 BOE per day.

1.19 No Undisclosed Material Liabilities

Acquiror does not have any material liabilities of any nature (matured or unmatured, fixed or contingent), other than:

(a) those set forth or adequately provided for in the most recent balance sheet and associated notes thereto included in Acquiror Financial Statements and the Find Financial Statements (collectively, the "**Acquiror Balance Sheet**");

(b) those incurred in the ordinary course of business and not required to be set forth in Acquiror's Balance Sheet under Canadian GAAP;

(c) those incurred in the ordinary course of business since the date of the Acquiror Balance Sheet and consistent with past practice; and

(d) those incurred in connection with the execution of this Agreement.

1.20 Litigation, Etc.

There are no actions, suits or proceedings in existence or pending or, to the knowledge of Acquiror, threatened or for which there is a reasonable basis, affecting or that would reasonably be expected to affect any of Acquiror or the Shiningbank Affiliates or affecting or that would reasonably be expected to affect any of their properties or assets at law or equity or before or by any Governmental Entity which action, suit or proceeding involves a possibility of any judgment against or liability of any of Acquiror or the Shiningbank Affiliates which, if successful, would reasonably be expected to cause a material adverse change in respect of Acquiror, or would significantly impede the ability of Acquiror and AcquisitionCo to consummate the Arrangement.

1.21 Disclosure

(a) The data and information in respect of Acquiror and of the Shiningbank Affiliates and their respective assets, reserves, liabilities, business and operations provided by Acquiror or its advisors to Rider or its advisors was and is accurate and correct in all material respects as at the respective dates thereof and, in respect of any information provided or requested, did not knowingly omit any material data or information necessary to make any data or information provided not misleading as at the respective dates thereof. Acquiror has no knowledge of a change to the oil and gas reserves of Acquiror or of the Shiningbank Affiliates from that disclosed in such data and information which would constitute a material adverse change of Acquiror.

(b) To the knowledge of Acquiror, Acquiror has not withheld from Rider any material information or documents concerning Acquiror or the Shiningbank Affiliates or their respective assets or liabilities during the course of Rider's review of Acquiror, the Shiningbank Affiliates and their respective assets. No representation or warranty contained herein and no statement contained in any schedule or other disclosure document provided or to be provided to Rider by Acquiror pursuant hereto contains or will contain any untrue statement of a material fact or omits to state a material fact which is necessary in order to make the statements herein or therein not misleading.

1.22 Reporting Issuer

Acquiror is a reporting issuer or the equivalent thereof in each of the Provinces of Canada, the issued and outstanding Acquiror Units are listed and posted for trading on the TSX, and Acquiror is in material compliance with the by-laws, rules and regulation of the TSX.

1.23 No Cease Trade Orders

No securities commission or similar regulatory authority has issued any order preventing or suspending trading of any securities of Acquiror and Acquiror is not in default of any requirement of applicable Securities Laws that would have a material effect on the transactions contemplated by this Agreement.

1.24 Public Record

The information and statements set forth in the information filed by or on behalf of Acquiror and Find Energy Ltd. after December 31, 2004 with any securities commission or similar regulatory authority in compliance, or intended compliance, with applicable securities laws (collectively, the "**Acquiror Public Record**"), as relates to Acquiror and Find Energy Ltd., was true, correct, and complete, and did not contain any misrepresentation, as of the respective dates of such information or statements, and no material change has occurred in relation to Acquiror and Find Energy Ltd. which is not disclosed in Acquiror Public Record, and Acquiror has not filed any confidential material change reports which continue to be confidential.

1.25 Securities to be Issued

(a) The board of directors of AcquisitionCo, as administrator of Acquiror, has reserved and allotted to holders of Rider Shares that are entitled to receive Acquiror Units pursuant to the Arrangement a sufficient number of Acquiror Units as are issuable pursuant to the Arrangement and, upon the Effective Date, such Acquiror Units will be validly issued as fully paid and non-assessable.

(b) The use in this subsection of the phrase "fully paid and non-assessable" in respect of Acquiror Units means that the issue price of such securities has been paid in full and the holders of such securities are not liable to pay any further amounts to Acquiror in respect of the issue price for such securities.

1.26 Non-Resident Ownership

To the knowledge of Acquiror, non-residents of Canada (as defined in the Tax Act) do not beneficially own more than 50% of the issued and outstanding Acquiror Units.

SCHEDULE "E"

VOTING AGREEMENT

September ____, 2006

Dear Securityholder:

Re: Agreement to Vote

For good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by the securityholder and in consideration of the entering into by Shiningbank Energy Income Fund ("**Acquiror**") and Shiningbank Energy Ltd. ("**AcquisitionCo**") of an agreement with Rider Resources Ltd. ("**Rider**") (the "**Arrangement Agreement**") relating to the proposed arrangement involving Rider, the Acquiror, AcquisitionCo, certain other entities and the shareholders and optionholders of Rider (the "**Arrangement**"), the securityholder agrees as follows:

Unless otherwise defined herein capitalized terms shall have the meanings ascribed thereto in the Arrangement Agreement.

1. **Ownership of Rider Shares and Rider Options**

Acquiror understands that the securityholder is the beneficial owner, directly or indirectly, of at least the number of: (a) common shares (the "**Rider Shares**") of Rider; and (b) options to acquire common shares of Rider (the "**Rider Options**") set forth in the securityholders' acceptance at the end of this letter agreement ("**Agreement**") (collectively, together with any Rider Shares which are acquired on the exercise of Rider Options, the "**Subject Securities**").

2. **Revocation of Previous Proxies**

The securityholder hereby revokes any and all previous proxies with respect to the Subject Securities.

3. **Covenants of the Securityholder**

The securityholder covenants and agrees that, until the Release Date, as defined below, the securityholder shall:

(a) attend (either in person or by proxy) any meeting of the securityholders of Rider convened for the purposes of considering the Arrangement (including any adjournments and postponements thereof), and at such meeting, vote all of the Subject Securities (other than Rider Options in respect of which the securityholder has exercised his or her right to acquire Rider Shares in accordance with their terms) in favour of the Arrangement and all matters related thereto;

(b) except for all such actions that are permitted under section 5 hereof, vote against: (i) any extraordinary corporate transaction, such as a merger, rights offering, reorganization, recapitalization, or liquidation involving Rider or any of its subsidiaries or affiliates other than the Arrangement and any transaction related thereto; (ii) a sale or transfer of a material amount of assets of Rider (other than as contemplated by the Arrangement Agreement) or the issuance of any securities of Rider or any of its subsidiaries or affiliates (other than pursuant to the exercise of the Rider Options); or (iii) any action that

is reasonably likely to impede, interfere with, delay, postpone, or adversely affect in any material respect the Arrangement;

(c) not sell, transfer, assign, pledge, or otherwise dispose of, or enter into any agreement or understanding relating to the sale, transfer, assignment or other disposition of the Subject Securities (other than Rider Options in respect of which the securityholder has exercised his or her right to acquire Rider Shares in accordance with their terms or as contemplated herein or by the Arrangement Agreement) or permit any affiliate of the securityholder to do any of the foregoing;

(d) not exercise any rights of dissent or appraisal in respect of any resolution approving the Arrangement or any aspect thereof or matter related thereto, and not to exercise any other securityholder' rights or remedies available at common law or pursuant to the *Business Corporations Act* (Alberta) or in any manner delay, hinder, prevent, interfere with or challenge the Arrangement;

(e) not, subject to section 5 hereof, except as may be specifically permitted pursuant to the Arrangement Agreement, directly or indirectly:

(i) solicit, facilitate, initiate or encourage any Acquisition Proposal;

(ii) enter into or participate in any discussions or negotiations regarding an Acquisition Proposal, or furnish to any other person any information with respect to the businesses of Rider or any of its subsidiaries or affiliates or any of their respective properties, operations, prospects or conditions (financial or otherwise) in connection with an Acquisition Proposal or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt of any other person to do or seek to do any of the foregoing; or

(iii) waive, or otherwise forbear in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive or otherwise forbear in respect of, any rights or other benefits under confidential information agreements, including, without limitation, any "standstill provisions" thereunder; and

(f) promptly notify Acquiror upon any of undersigned's representations or warranties contained in this Agreement becoming untrue or incorrect in any material respect prior to the Release Date (as defined below), and for the purposes of this provision, each representation and warranty shall be deemed to be given at and as of all times during such period (irrespective of any language which suggests that it is only being given as at the date hereof).

For the purposes of this Agreement "Release Date" means the earlier of: (i) the Effective Time on the Effective Date of the Arrangement; or (ii) the date the Arrangement Agreement is terminated.

The securityholder also covenants and agrees that effective on or prior to the Effective Time it will exercise all Rider Options which are held by it at the Effective Time and which have an exercise price equal to or less than the weighted average trading price of the Rider Shares for the 5 trading days preceding the Effective Date.

4. **Representations and Warranties of the Securityholder**

The securityholder hereby represents and warrants to Acquiror, as of the date of this Agreement and on the Effective Date, that:

(a) the securityholder is the legal and beneficial owner of, or exercises control or direction over, the Subject Securities free and clear of all claims, liens, charges, encumbrances and security interests other than those arising by operation of statute; and

(b) the securityholder is duly authorized to execute and deliver this Agreement and this letter is a valid and binding agreement, enforceable against the securityholder in accordance with its terms, and the consummation by the securityholder of the transaction contemplated hereby will not constitute a violation or breach of or default under, or conflict with, any contract, commitment, agreement, understanding or arrangement of any kind to which the securityholder will be a party and by which the securityholder will be bound at the time of such consummation.

5. **No Limit on Fiduciary Duty**

Nothing contained in this Agreement will: (a) restrict, limit or prohibit the securityholder (or any individual who is counsel to Rider) from exercising (in his or her capacity as a director or officer or as counsel to Rider) his or her fiduciary duties to Rider under applicable law; or (b) require the securityholder, in his or her capacity as an officer of or counsel to Rider, to take any action in contravention of, or omit to take any action pursuant to, or otherwise take or refrain from taking any actions which are inconsistent with, instructions or directions of Rider's board of directors undertaken in the exercise of their fiduciary duties.

6. **Termination**

It is understood and agreed that the respective rights and obligations hereunder of Acquiror and the securityholder shall cease and this Agreement shall terminate on the Release Date.

7. **Amendment**

Except as expressly set forth herein, this Agreement constitutes the entire agreement between the parties and may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by each of the parties hereto.

8. **Assignment**

No party to this Agreement may assign any of its rights or obligations under this Agreement without the prior written consent of the other parties.

9. **Disclosure**

Prior to first public disclosure of the existence and terms and conditions of this Agreement, neither of the parties hereto shall disclose the existence of this Agreement or any details hereof, or the possibility of the Arrangement or any terms or conditions or other information concerning the Arrangement to any person other than the securityholder's advisors, directors and officers of Rider, without the prior written consent of the other party hereto, except to the extent required by law. The existence and terms and conditions of this Agreement may be disclosed by Rider and Acquiror in the press release issued in connection with the execution of the Arrangement Agreement, and other public disclosure documents in accordance with applicable securities legislation.

10. **Further Assurances**

The securityholder shall from time to time and at all times hereafter at the request of Acquiror but without further consideration, do and perform all such further acts, matters and things and execute and deliver all such further documents, deeds, assignments, agreements, notices and writings and give such further assurances as shall be reasonably required for the purpose of giving effect to this Agreement.

11. **Successors**

This Agreement will be binding upon, enure to the benefit of and be enforceable by the securityholder and their respective successors.

12. **Time of the Essence**

Time shall be of the essence of this Agreement.

13. **Unenforceable Terms**

If any provision of this Agreement or the application thereof to any party or circumstance shall be invalid or unenforceable to any extent the remainder of this Agreement or application of such provision to a party or circumstance other than those to which it is held invalid or unenforceable shall not be affected thereby and each remaining provision of this Agreement shall be valid and shall be enforceable to the fullest extent permitted by law.

14. **Applicable Law**

This Agreement shall be governed and construed in accordance with the laws of the Province of Alberta without regard to any conflicts of law provisions.

15. **Limitation on Trustee's Liability**

The parties hereto acknowledge that Shiningbank Energy Ltd. (the "Administrator") is entering into this Agreement on behalf of Acquiror and the obligations of Acquiror hereunder shall not be personally binding upon the trustee of the Acquiror, the administrator of the Acquiror or any of the unitholders of the Acquiror such that any recourse against the Acquiror or its trustee or administrator or any unitholder of the Acquiror in any manner in respect of any indebtedness, obligation or liability of the Acquiror arising hereunder or arising in connection herewith or from the matters to which this agreement relates, if any, including without limitation claims based in contract, on negligence or tortious behaviour or otherwise, shall be limited to, and satisfied only out of the "Trust Fund" (as defined in the Acquiror Trust Indenture).

16. **Counterpart Execution**

This letter may be signed by fax and in counterparts, which, together, shall be deemed to constitute one valid and binding agreement and delivery of such counterparts may be effected by means of telecopier.

SHININGBANK ENERGY INCOME FUND
by Shiningbank Energy Ltd.

Per: ______________________________

Acceptance by the Securityholder

The foregoing is hereby accepted as of and with effect from the ____ day of September ___, 2006 and the undersigned hereby confirms that the undersigned beneficially owns, directly or indirectly, or exercises control or direction over the Subject Securities indicated below:

______________________________ Rider Shares

______________________________ Rider Options

______________________________ ______________________________

Witness

Signature of Securityholders or, if a corporation, authorized signing officer

____

Name of Securityholder (please print)